BEST AVAILABLE COPY

02051245

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-13838

RECD S.E.C.
AUG 9 - 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

P.E.
5/31/02

For the month of May 2002

JEFFERSON SMURFIT GROUP PLC

Beech Hill
Clonskeagh
Dublin, 4
Ireland

PROCESSED
AUG 16 2002
P THOMSON FINANCIAL

(address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with the Rule 12g3-2(b):82-N/A

PROXY FORM - AGM

Jefferson Smurfit Group plc (the "Company")
Annual General Meeting 11.00 am Friday, 26 April 2002 at the Burlington Hotel, Upper Leeson Street, Dublin 4.

Please indicate with an 'X' in the spaces below how you wish your votes to be cast in respect of the resolutions which are set out in the notice convening the meeting.

Resolutions	For	Against
1. To receive and consider the financial statements for the year ended 31 December 2001 together with the reports of the directors and auditors thereon.	❑	❑
2. To declare a final dividend.	❑	❑
3. (a) To re-elect M.W.J. Smurfit as a director of the Company.	❑	❑
(b) To re-elect A.P.J. Smurfit as a director of the Company.	❑	❑
(c) To re-elect J.B. Malloy as a director of the Company.	❑	❑
(d) To re-elect R. Mac Sharry as a director of the Company.	❑	❑
(e) To re-elect P.J. Wright as a director of the Company.	❑	❑
4. To determine the ordinary remuneration of the directors.	❑	❑
5. To authorise the directors to fix the remuneration of the auditors.	❑	❑
6. To authorise the directors to allot shares as if Section 23(1) Companies (Amendment) Act, 1983 did not apply.	❑	❑
7. To authorise the Company or any subsidiary to purchase the Company's own shares and to set the price range at which treasury shares may be reissued off-market.	❑	❑

I/We being (a) member(s) of the Company HEREBY APPOINT the chairman of the meeting or (see note (b))____________________
of____
to act as my/our proxy and to vote for me/us on my/our behalf at the annual general meeting of the Company to be held on 26 April 2002 and at any adjournment thereof.

Dated_________2002. (Signature)__________________________

COMPLETE AND RETURN THIS PORTION

SHAREHOLDER ATTENDANCE CARD

Jefferson Smurfit Group plc

Annual General Meeting 11.00 am Friday, 26 April 2002 at the Burlington Hotel, Upper Leeson Street, Dublin 4.

Please note the venue for the meeting and arrive in good time to enable orderly checking of this attendance card which should be completed and handed in at the AGM reception desk.

Name and address of shareholder

Signature of person attending______________________________

If attending as a proxy please tick this box ❑ and print full name below.

____

BRING THIS PORTION TO MEETING IF ATTENDING

JEFFERSON SMURFIT GROUP plc

NOTES

(a) If no specific directions are given, a proxy may vote or abstain from voting at his/her discretion. On any other business arising at the meeting a proxy may act at his/her discretion.

(b) If you desire to appoint a proxy other than the chairman of the meeting please insert his/her name and address and delete "the chairman of the meeting or" and initial the changes.

(c) The proxy form must (i) in the case of an individual, be signed by the appointer or by his/her attorney; and (ii) in the case of a body corporate, be given either under its common seal or be signed on its behalf by its duly authorised officer or attorney.

(d) In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders, seniority for this purpose being determined by the order in which the names stand on the register of members in respect of the joint holding.

(e) To be valid this proxy form and any power of attorney under which it is signed must reach the Company's Registrars at Capita Corporate Registrars plc, P.O. Box 7117, Dublin 2 not less than 48 hours before the time appointed for the meeting.

(f) A proxy need not be a member of the Company but must attend the meeting in person to represent you.

BRING THIS PORTION TO MEETING IF ATTENDING

26 April 2002

PLEASE DO NOT COMPLETE THIS SECTION UNLESS REQUESTED TO DO SO AT THE MEETING

Resolution	For	Against
1		
2		
3(a)		
3(b)		
3(c)		
3(d)		
3(e)		
4		
5		
6		
7		

Postage will be paid by Licensee

No Postage Stamp necessary if posted in the Republic of Ireland

BUSINESS REPLY SERVICE
Licence No. DN 1257

Jefferson Smurfit Group plc,
c/o Capita Corporate Registrars plc,
P.O. Box 7117,
BUSINESS REPLY,
Dublin 2,
Ireland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JEFFERSON SMURFIT GROUP PLC

Date: 1/7/02.

By: James Fitzharris

Name: James E. Fitzharris

Title: Assistant Secretary

FOR IMMEDIATE RELEASE

JEFFERSON SMURFIT GROUP PLC

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.1; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

JEFFERSON SMURFIT GROUP OFFERS SEK 77 IN CASH FOR EACH SHARE IN MUNKSJÖ AB

Stockholm, 29 January 2002: The Board of Directors of Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc ("JSG PLC"), has decided to make a Public Offer to the shareholders and holders of convertible loan notes in Munksjö AB (publ) ("Munksjö").

The Offer to the shareholders and holders of convertible loan notes in Munksjö

- Smurfit offers SEK 77 in cash for each share in Munksjö. This represents a premium of 20 percent compared to the last price paid for the Munksjö share on the last trading day prior to the announcement of the Offer. The Offer represents a premium of 22 percent compared to the average closing prices paid for the Munksjö share during the last 30 trading days prior to the announcement of the Offer. Smurfit believes that the Offer price fully values Munksjö having regard to its prospects as a stand alone entity and its share price performance. The total value of the Offer for the outstanding shares in Munksjö amounts to SEK 2,235 million.

- The Munksjö shares will be acquired with all rights attached thereto including the right to receive and retain all dividends or other distributions declared or payable on or after the date of this announcement.

- Holders of convertible loan notes in Munksjö are offered 100 percent of the nominal value plus accrued interest.

- With this acquisition, the Jefferson Smurfit Group ("JSG") continues to pursue its objective of consolidating its position as a world leader in containerboard, corrugated containers and other paper-based packaging through prudent internal investments and acquisitions.

- Alfred Berg and UBS Warburg Ltd. are the financial advisers to Smurfit in connection with the Offer.

Background and reasons for the Offer

JSG, headquartered in Ireland, is a world leader in containerboard, corrugated containers and other paper-based packaging products. In addition to wholly owned operations, JSG has interests in several associated companies, the principal of which is Smurfit-Stone Container Corporation (SSCC). Spanning 4 continents and 30 countries, JSG PLC and its associates employ some 70,000 people and are significant players in Europe, Latin America and North America. In 2000 JSG PLC had a turnover of EUR 4,565 million and a profit before tax of EUR 442 million. JSG PLC is listed on ISE (Dublin), LSE (London) and NYSE (New York). JSG PLC has a market capitalisation of approximately EUR 2,700 million.

The Munksjö share is listed on Stockholmsbörsen's A-list. Smurfit has been the major shareholder of Munksjö since 1995 and currently holds 33.0 per cent of the shares in the company which means that Munksjö is treated as an associate company of JSG PLC.

JSG is seeking to simplify its overall group structure. It is strongly of the belief that the future prospects for Munksjö will be improved under the full ownership of JSG.

JSG considers that the acquisition of Munksjö offers a logical extension of its investment programme and an opportunity to strengthen its position in the Nordic market.

JSG believes that the prospects for Munksjö will be improved by becoming part of a major producer and growth in the different business segments of Munksjö will be significantly enhanced.

Smurfit believes that the Offer price of SEK 77 per share fully values Munksjö having regard to its prospects as a stand alone entity and its share price performance.

Commenting on the Offer Dr. Michael W.J. Smurfit, Chairman and Chief Executive Officer of Jefferson Smurfit Group plc, said today:

"We are making this Offer to consolidate our position in Munksjö. I am confident that integrating Munksjö into the Jefferson Smurfit Group will enhance its prospects and will benefit its employees and customers."

Conditions of the Offer

The Offer for Munksjö is conditional upon:

- the Offer being accepted to such an extent that Smurfit becomes the owner of more than 90 % of the total number of shares in Munksjö calculated on a fully diluted basis. However, Smurfit reserves the right to implement the Offer also at a lower level of acceptance,
- all regulatory requirements and necessary regulatory approvals in Sweden and elsewhere in connection with the Offer or the acquisition of Munksjö including, among other things, all necessary approvals from relevant competion authorities being obtained on conditions that in the judgement of Smurfit do not materially affect the acquisition or the Offer,

- the acquisition, during the period up to the end of the acceptance period or any extension thereof, in the judgement of Smurfit, is not rendered partially or wholly impossible or significantly impeded as a result of legislation, regulation, any decision of court or public authority or comparable measures in Sweden or elsewhere.

In 1995, Smurfit received clearance from the European Commission in connection with its initial acquisition of a 29 percent shareholding in Munksjö.

The Offer

- Smurfit is offering the shareholders in Munksjö SEK 77 per share in cash.
- The Munksjö shares will be acquired with all rights attached thereto including the right to receive and retain all dividends or other distributions declared or payable on or after the date of this announcement.
- Smurfit is offering the holders of convertible loan notes issued by Munksjö an amount corresponding to 100 percent of the nominal value of the convertible loan notes plus accrued interest until settlement of the Offer in accordance with the terms of the convertible loan notes.

No commission will be charged.

The value of the Offer and financing

The Offer to the shareholders in Munksjö

Smurfit offers SEK 77 in cash for each share in Munksjö. The last price paid for the Munksjö share on the last trading day prior to the announcement of the Offer was SEK 64. Relative to this price, the Offer implies a premium of 20 percent. The average last price paid for the Munksjö share during the last 30 trading days prior to the announcement of the Offer (from 11 December, 2001 until 28 January, 2002) was SEK 63.3. Relative to this average price, the Offer implies a premium of 22 percent.

Shareholdings and financing

The total value of the Offer for the outstanding shares amounts to SEK 2,235 million. Smurfit intends to finance the acquisition from cash at bank and existing credit facilities.

Smurfit currently owns 14,311,876 shares in Munksjö, representing 33.0 per cent of the capital and votes.

Preliminary time table

The prospectus pertaining to the Offer to the shareholders and holders of convertible loan notes in Munksjö is expected to be published on or about 18 February, 2002. Based on the expected date of publication of the prospectus, the acceptance period is expected to run from 19 February through 12 March, 2002. Settlement is expected to be made on or about 20 March, 2002.

Smurfit reserves the right to extend the acceptance period, as well as to defer the date for settlement.

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the Offer to Munksjö's shareholders and holders of convertible loan notes.

Alfred Berg Fondkommission AB, which is regulated in Sweden by the Swedish Financial Supervisory Authority, and UBS Warburg Ltd., are acting for Smurfit and for no one else in connection with the Offer to the shareholders and holders of convertible loan notes in Munksjö and will not be responsible to anyone other than Smurfit for providing the protections afforded to customers of Alfred Berg Fondkommission AB and UBS Warburg Ltd., respectively, nor for giving advice in relation to the Offer.

Stockholm, Sweden, 29 January, 2002

Smurfit Holdings AB

For further information:

Gary McGann, COO	telephone	+353 1 202 7000
Jefferson Smurfit Group plc		
Ian Curley, CFO	telephone	+353 1 202 7000
Jefferson Smurfit Group plc		
Mark Kenny, Executive Vice President	telephone	+353 1 202 7000
Jefferson Smurfit Group plc		

###

Not for release in or into Australia, Canada, Japan or the United States. The offer is not being made to persons whose participation in the offer requires additional prospectuses, registration or measures other than those specified under Swedish law.

In particular the offer is not being made, directly or indirectly, in the United States or Canada, or by use of the mails or by means or instrumentality of interstate commerce of the United States. This includes, but is not limited to, the post, facsimile transmission, telex and telephone. The offer cannot be accepted by any such use, means or instrumentality or from within the United States or Canada. Accordingly, copies of this document and any other document relating to the offer are not being mailed or otherwise distributed or sent into the United States or Canada. Persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States or Canada and doing so will render invalid any related purported acceptance of the offer.

The offeror reserves the right to make an offer into the United States at a future time, in which case the procedural and filing requirements under U.S. law will be satisfied at that time.

JEFFERSON SMURFIT GROUP plc

PRESS RELEASE

EMBARGOED UNTIL 21.30 GMT FRIDAY, FEBRUARY 1, 2002

JEFFERSON SMURFIT GROUP plc

NYSE: JS SMFT.I SMFT.L

JEFFERSON SMURFIT ANNOUNCES DR. MICHAEL SMURFIT HAS DECIDED TO STEP DOWN AS CEO – GARY MCGANN NOMINATED AS CEO DESIGNATE; TONY SMURFIT AS PRESIDENT & COO DESIGNATE

Dublin, London & New York, February 1, 2002: Jefferson Smurfit Group plc ("JSG" or the "Group") today announced that its Chairman and Chief Executive Officer, Dr. Michael W.J. Smurfit, has decided to step down as JSG's Chief Executive Officer with effect from October 31, 2002. He will remain as Chairman of the Group's Board of Directors. On the recommendation of the Chairman, the Board of JSG has nominated Gary McGann as Chief Executive Officer designate and Tony Smurfit as President and Chief Operating Officer designate. The effective date of these appointments is November 1, 2002.

Michael Smurfit joined the company established by his father, Jefferson Smurfit & Sons, in 1952. He was appointed joint managing director of Jefferson Smurfit Group Ltd. in 1966. In 1977, he was appointed as Chairman and Chief Executive Officer. During his tenure as joint managing director and subsequently as Chairman and Chief Executive Officer, the Group's market capitalisation increased at an annual rate of 24 per cent. In this period, JSG and its associates emerged as a clear world leader in paper-based packaging.

Dr. Smurfit commented "Next September, I will be 50 years in the business and I always intended that, when I reached that personal milestone, I would step down as Chief Executive Officer. My primary interest is, and will continue to be, the Group. I felt that now is the optimal time to announce my decision to step down. I am pleased that the Board has accepted my recommendation to appoint Gary McGann as my successor. Gary has proven himself as a consistently outstanding manager and will lead JSG's next phase of development. I am equally pleased that the Board has decided to appoint Tony, my son, as President & COO."

He continued "Thirty six years ago, when I was appointed as managing director, Smurfit faced an uncertain future with the advent of the Anglo-Irish Free Trade Agreement. It was a case of take over or be taken over. We chose the former. Our strategy of growth through acquisition has and continues to serve the Group well. JSG has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.

As a group, we have been consistently profitable, we have consistently delivered our strategic and financial commitments and our track record in terms of dividends is unparalleled within this industry. We have paid more to the market than we raised, sustaining a dividend increase in each of the last 10 years. I will remain as a significant stockholder in JSG."

Dr Smurfit further commented "I am also proud of our track record in terms of our social and philanthropic responsibilities. We established a number of Smurfit charitable foundations and also supported Ireland's educational and medical needs through funding numerous university chairs and through our role in developing Ireland's leading business school, The Michael Smurfit Graduate School of Business at University College Dublin."

-MORE-

Gary McGann joined the Group in August, 1998, as Chief Financial Officer. He was appointed President and Chief Operating Officer and elected as a member of JSG's Board of Directors in January, 2000. Tony Smurfit serves as Chief Executive Officer of Smurfit Europe and is also a member of JSG's Board of Directors. He is a director of Smurfit-Stone Container Corporation. Tony Smurfit previously served as Chief Executive Officer of Smurfit France.

Gary McGann commented "In 1998, Michael put forward an alternative vision for JSG specifically and the industry generally. In so doing, he defined a new landscape and a new model of doing business within the sector. This approach is about basing capacity expansion on a market for your product today and not tomorrow. The adoption of these principles has led to a period of unprecedented product price stability and, ultimately, improved returns. The Smurfit-Stone transaction is the defining moment of industry change and was, in Michael's words at the time, 'a courageous and audacious first step in the industry's consolidation process'. That process is now advanced". Gary McGann continued "In 1999, he was awarded the inaugural global CEO of the year of the paper & forest products industry by the North American financial community. The vision Michael originally articulated - that of being the world's pre-eminent paper group - is one that I and the management team will build upon."

Gary McGann concluded his comments by saying "I am honoured to accept this appointment and committed to repay the trust the Board has placed in me. I am delighted that Michael remains as Chairman. His vision transformed a small, locally trading box firm from Dublin into an industry leader. JSG will continue to benefit from his vision. The industry still needs that vision."

Contacts:

Mary Finan	WHPR	(+353 1) 669 0282
		(+353 87) 231 6458
Brian Rafferty	Taylor Rafferty	(+1 212) 889 4350

www.smurfit-group.com

- ENDS -

JEFFERSON SMURFIT GROUP plc

DATE:

PRESS RELEASE

EMBARGOED UNTIL 07.00 GMT ON WEDNESDAY, 20 FEBRUARY, 2002

JEFFERSON SMURFIT GROUP plc

FULL YEAR STATEMENT FOR YEAR ENDED 31 DECEMBER, 2001

SMFT.I SMFT.L NYSE.JS

Dublin, London & New York, 20 February, 2002: Jefferson Smurfit Group plc ("JSG" or the "Group") today announced preliminary results for the year ended 31 December, 2001:

Sales:			
Δ Third party sales	€ 4,512m	- 1%	(2000: € 4,565m)
Pre-tax profits:			
Δ Before exceptional items	€ 386m	- 20%	(2000: € 485m)
Δ After exceptional items	€ 325m	- 26%	(2000: € 442m)
Earnings per share (EPS):			
Δ Before exceptional items	20.5c	- 20%	(2000: 25.5c)
Δ After exceptional items	15.5c	- 31%	(2000: 22.4c)
Free cash flow:			
Δ Free cash flow per share	22.7c	+ 21%	(2000: 18.7c)
Dividend:			
Δ Final dividend	4.662c	+ 5%	(2000: 4.44c)
Δ Total dividend	7.287c	+ 5%	(2000: 6.94c)

Contacts:

Δ Gary McGann	Jefferson Smurfit Group	+353 1 202 7000
Δ Ian Curley	Jefferson Smurfit Group	+353 1 202 7000
Δ Mark Kenny	Jefferson Smurfit Group	+353 1 202 7000
Δ Brian Rafferty	Taylor Rafferty	+1 212 889 4350
Δ Mary Finan	WHPR	+353 1 669 0030

Period under review

JSG is reporting profit before exceptional items of € 386 million and EPS of 20.5 cent; after exceptional charges pre-tax profit of € 325 million and EPS of 15.5 cent. These numbers represent another credible performance in a demanding operating environment. Both Europe and Latin America contributed continued earnings growth. Our Latin American business, once again, performed creditably against a backdrop of generally weakening demand and a challenging economic and political environment.

Smurfit-Stone Container Corporation (SSCC), our North American associate, provided a significantly reduced earnings contribution. US demand for corrugated now shows two consecutive years of decline. The last period of comparable weakness was the recessionary years of the mid-seventies. During this period, the industry generally was in operating loss. While SSCC's financial contribution was reduced, it is consistently demonstrating its capacity to de-leverage in a cyclical downturn. With SSCC's debt now below US$5 billion, financial risk is significantly diminished; business risk, within the North American industry, has also diminished. North American industry risk is the subject of further discussion.

Jefferson Smurfit Group

In August 2001, we indicated that we would embark upon a series of initiatives to reduce operating cost and to maximise the profit potential of the existing asset base. Towards this objective, we have divested of a number of operations which include a laminating operation in the UK and two recycling facilities in the US. We closed a printing facility in Ireland and, since the year end, we have sold our US commercial printing operations. In addition, we have restructured mill operations in the UK and Germany and our corrugated operations in the UK. It is anticipated that these actions will result in an ongoing improvement to our EBITDA margins in 2002.

We are committed to exercising continued restraint in our capital programmes. Capital expenditure in 2001 was approximately 80% of depreciation. In 2002, it is projected to continue to be well below depreciation levels. The objective is to generate improving returns on the invested asset base while maintaining the competitiveness of our facilities.

In October 2001, JSG announced that it will report earnings on a quarterly basis with effect from the first quarter of 2002. Today, 54% of the Group's equity is held in North America as against 14% in 1995. The achievement of a majority US holding represents a significant milestone in the Group's history. The US is, in many respects, a natural home for a significant amount of our equity and has now become our primary capital market. Quarterly reporting is a logical move to meet the needs of all the geographic constituents of our shareholder base.

Munksjö

On 29 January, 2002, JSG announced a conditional offer for the outstanding share capital of our Scandinavian associate, Munksjö. Consolidating the holding in Munksjö provides JSG an opportunity to strengthen its position in the Nordic region and increases the international potential for Munksjö's specialty business. We also believe that integrating Munksjö with JSG will enhance its future prospects and benefit its employees and customers. In addition, JSG recognises the benefits of a simpler Group structure and the value of future cash flows.

Organisation Changes

On 1 February, 2002, JSG announced that its Chairman and CEO, Dr. Michael W.J. Smurfit, has decided to step down as JSG's Chief Executive Officer with effect from 31 October, 2002. He will remain as Chairman of the Group's Board of Directors. On the recommendation of the Chairman, the Board of JSG has nominated Gary McGann as Chief Executive Officer designate and Tony Smurfit as President and Chief Operating Officer designate. The effective date of these appointments is 1 November, 2002.

Gary McGann joined the Group in August, 1998, as Chief Financial Officer. He was appointed President and Chief Operating Officer and elected as a member of JSG's Board of Directors in January, 2000. Tony Smurfit serves as Chief Executive Officer of Smurfit Europe and is also a member of JSG's Board of Directors. He is a director of Smurfit-Stone Container Corporation. Tony Smurfit previously served as Chief Executive Officer of Smurfit France.

Michael Smurfit commented "Thirty six years ago, when I was appointed as managing director, Smurfit faced an uncertain future with the advent of the Anglo-Irish Free Trade Agreement. It was a case of take over or be taken over. We chose the former. Our strategy of growth through acquisition has and continues to serve the Group well. JSG has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.

As a group, we have been consistently profitable, we have delivered our strategic and financial commitments and our track record in terms of dividends is unparalleled within this industry. We have paid more to the market than we raised, sustaining a dividend increase in each of the last 10 years. I will remain as a significant stockholder in JSG."

"In 1998, we put forward an alternative vision for JSG. In so doing, we defined a new landscape and a new model of doing business within the sector. This approach is about basing capacity expansion on demand for our product today and not tomorrow. The Smurfit-Stone transaction is the defining moment of change. It was consummated in the eye of the Asian financial storm of 1998 and was then a first step in a process which, we hope, will leave the industry's destiny in the hands of its best managers. That process is now advanced. Within the period in review, two further significant transactions have been agreed in principle: Weyerhaeuser's acquisition of Willamette and Temple Inland's acquisition of Gaylord."

Dividends

We have a continuing commitment to increase shareholder returns. Reflecting this commitment, we maintain a policy of sustainable dividend growth within the constraints of a cyclical industry. Accordingly, the Board has proposed a final dividend of 4.662 cent for 2001, which, subject to approval, will be paid on 3 May, 2002 to shareholders on the record on 5 April, 2002. Together with the interim dividend paid in November 2001, the total dividend for 2001 is 7.287 cent, representing a 5% increase on the comparable figure for 2000.

Outlook

Global economic recovery is again likely to be driven by the US. Through eleven consecutive interest rate cuts, the US Federal Reserve has provided necessary monetary stimulus and defined a clear path towards growth. Against that, however, we believe that the prospect of second quarter 2002 recovery is best case and not base case.

We also believe that the North American industry must learn to live with a strong dollar. US tonnage is today, quite simply, less competitive in an international context. The progressive erosion of the North American industry's 'low cost producer' status should serve as a catalyst for the further retirement of inefficient capacity. JSG is a continued beneficiary of a strong dollar both financially, and, more significantly, in terms of its relative industry position.

Again, this implies that it is increasingly probable that Asia will produce for Asia, Europe for Europe and the Americas for the Americas. New capacity growth, in regions outside North America, thus reflects higher returns, better demand growth prospects and a relative cost advantage. Despite regional variations, global containerboard capacity growth remains below historic trendline levels. It is increasingly evident that pricing of containerboard will be impacted by regional fundamentals rather than global tradeflows of kraftliner.

Operations Review

Overview

JSG's 2001 results represent a good performance in a demanding operating environment. Net sales for 2001 were € 4,512 million, a 1% decrease on 2000. Profit before taxation, at € 325 million decreased 26% on 2000. Profit before exceptional items and tax decreased 20% to € 386 million from € 485 million in 2000. The decrease in profitability year-on-year primarily reflects the decline in contribution from our associates, particularly SSCC, offset by increases in our European and Latin American operations. Excluding associates, profit before exceptional items and tax increased 14% year-on-year.

Demand growth in 2001 again reflects broader economic trends. European corrugated demand grew in most countries throughout 2001 but slowed in the second half. In contrast, US corrugated demand suffered its steepest decline (5.4%) since 1975. This also marks two years of consecutive decline, demand having declined 0.9% in 2000. While there is no sign of immediate recovery, the US industry has never suffered more than two years of negative demand growth. Industry containerboard prices remained comparatively resilient in the face of weak demand and US inventories are below historic trendline levels. Latin American corrugated demand varied across our countries of operation. Against that, however, earnings improved year-on-year despite difficult economic and political conditions and reflecting the impact of acquisitions and some one off benefits.

Europe

Net sales of the Group's European operations were € 3,012 million in 2001, a 1% decrease on 2000 levels. Profit before interest, exceptional items and tax increased 5% to € 292 million against € 279 million in 2000. These results reflect a good performance in packaging and a modest decline in specialities.

JSG's containerboard volumes showed a modest year-on-year decline against 2000. Recycled containerboard volumes grew by 1.3% but kraftliner volumes declined 3.5% year-on-year. The decline in kraftliner volumes reflects downtime taken to manage inventories and an increased focus on quality earnings.

Industry paper prices, which were under pressure in the first half, also declined in the second half. Kraftliner prices were relatively stable during the first half, but declined modestly during the second half. Testliner prices also declined, however, price declines were more prevalent in the first half of the year. Waste paper prices, which declined marginally during the year, contributed to the downward pressure on testliner prices.

European containerboard industry inventories, at December 2001, increased 2% year-on-year. Industry inventories, which are at 1.21 million tonnes, remain relatively high. Inventories of recycled containerboard grades increased 10% year-on-year, while primary fibre inventories (predominantly kraftliner) decreased 4%. JSG continues to pursue a policy of matching production with demand. JSG took 200,000 tonnes of downtime in Europe in 2001, representing 8% of our annual capacity. We continue to take downtime, as necessary, to manage our inventory levels.

The European containerboard industry continues to benefit from the diminution of US containerboard exports. US linerboard exports have decreased by 50% since 1997 reflecting the strength of the US dollar and the closure of over 4 million tons of containerboard capacity. A strong US dollar has made US tonnage less competitive in Europe. JSG, as the leading kraftliner producer in Europe, is a major beneficiary.

JSG's corrugated volumes in Europe increased 1.4% year-on-year. Excluding the effect of acquisitions, corrugated volumes were unchanged year on year. We continue to restructure underperforming corrugated facilities and reduce our exposure to unprofitable business, particularly in the UK. Excluding acquisitions and the UK, European corrugated volumes grew 2.6% year-on-year. Corrugated prices experienced moderate erosion in the second half, but are now stable. We continue to focus on enhancing margins not purely sales.

In our specialities business, both graphic board and sack volumes declined but industry pricing remained relatively stable. Bag-in-Box operations continue to show double digit growth year-on-year and we continue to develop this high value-added component of our business.

European Associates

Munksjö, our 33% owned Swedish associate, reported pre-tax profit of SEK 340 million (€ 37 million) for 2001, a 46% decline on 2000. Navarra, our 46% owned Spanish associate performed well and increased profitability year-on-year.

Latin America

Net sales of the Group's Latin American operations were € 834 million in 2001, a 6% increase on 2000 levels. Profit before interest, exceptional items and tax increased by 35% to € 127 million against € 94 million in 2000. Excluding the favourable impact of exchange rates and acquisitions, profitability increased by approximately 30%. Our Latin American management team continue to perform well within challenging economic and political conditions. Reflecting the difficult operating environment, we continue to produce to meet and not exceed demand. We took 48,000 tonnes of economic downtime in containerboard across the region in 2001, 8% of our annual capacity.

Mexico experienced a tough operating environment in 2001 but produced record results with certain one-off benefits. Despite a contraction in containerboard volumes, corrugated volumes increased year-on-year. The Mexican economy remains heavily impacted by the slowing US economy and the manufacturing sector is effectively in recession.

Colombian corrugated volumes declined year-on-year, but were supported by moderately stronger pricing and an improved Colombian export sector. We continue to develop our corrugated business and acquired interests in two small corrugated facilities in 2001.

We are also growing our business in Venezuela, in part, at the expense of another supplier who is financially troubled. This has been achieved in difficult domestic economic circumstances and against the backdrop of an overvalued currency. Product pricing improved year-on-year. While there continues to be social unrest in Venezuela, we remain confident about our investments in this country in the expectation of a more balanced economic environment.

Argentina is suffering a severe economic recession coupled with political and social unrest. In early January 2002, Argentina abandoned its currency peg of one Argentine Peso to one US Dollar. The Government had initially introduced a two-tier system of an official rate of 1.40 to the US dollar and a free floating rate. The official rate was intended to apply to trade and approved transactions while the free floating rate would apply to all other transactions. On 3 February, the Government announced the scrapping of this dual exchange rate system and the full floating of the Peso.

We continue to prudently grow our businesses in Argentina and manage through an economy in a prolonged recession. Volumes improved significantly year-on-year, reflecting the impact of acquisitions in 2000. It is too early to predict the outcome of Argentina's difficulties, but the Group continues to take all the prudent steps it can to protect its asset base and business prospects.

North America

Net sales for the Group's subsidiaries in the US and Canada were € 666 million in 2001, a 9% decrease on 2000 levels. SSCC's sales are not consolidated. Profit before interest, exceptional items and tax, which includes our share of SSCC's operating profit, decreased 47% to € 208 million against € 393 million in 2000. This reflects the decline in SSCC's operating profits year-on-year.

North American Subsidiaries

Smurfit MBI volumes were flat year-on-year, however, it generated a good profit performance in a difficult operating environment. The Pomona newsprint mill had a difficult year. Volumes declined year-on-year and energy costs, reflecting the West Coast energy crisis, increased by a factor of three. Energy costs declined during the fourth quarter. Newsprint pricing, stable during the first half, declined significantly in the second half. Our recycling plants and the printing and voting division also had a difficult year in a depressed economy. While results are consistent with a slowing domestic economy and 2001 being a non-election year, business conditions started to improve during the fourth quarter. JSG sold its two recycling plants in 2001 and has sold the commercial printing business since the year end.

North American Associate

SSCC reported 2001 pre-tax profits of US$ 192 million on net sales of US$ 8,377 million as against a pre-tax profit of US$ 434 million in 2000.

The year-on-year decline reflects the slowdown in the US economy, the impact of higher energy costs and declining containerboard prices. Smurfit-Stone continued to take economic downtime in 2001 to balance inventories in the face of sharply declining demand.

Financial Review

Profit before taxation

In a year when many of our businesses had experienced a very demanding operating environment the Group reports a profit before taxation of € 325 million. On the back of the Group's second best ever earnings in 2000 this represents a notable achievement for the performance of our subsidiary operations, which contributed € 248 million to pre-tax profits, an increase of € 6 million on 2000. To put this in perspective, our share of associates profit before taxation was €77 million as compared with € 201 million last year. This includes net exceptional costs of approximately € 61 million, which, in the main, relate to asset impairments, plant closures and restructuring costs arising in our European packaging businesses, together with our share of similar costs arising in SSCC. Pre-exceptional profits of € 386 million declined form € 485 million in 2000.

The Group net interest charge for 2001 is € 86 million, down from € 100 million in 2000, which reflects lower average interest rates during the period. This benefit was, however, offset by a stronger US dollar which increased the euro value of our US dollar denominated interest. Our share of associates' net interest, at € 155 million, relates predominantly to SSCC where the benefit of lower average interest rates was also helped by reduced debt levels and previous debt refinancing.

Taxation

The 2001 taxation charge of € 120 million represents an effective tax rate of 37%, a reduction on 38% in 2000. As there is only limited tax relief available on the exceptional items, the tax rate on pre-exceptional profits is 33% compared to 37% in 2000. This continues a downward trend that reflects our ongoing focus on tax management throughout the Group. Actions taken in 2001 helped reduce the distorting impact that unrelieved statutory losses had on the tax charge in 2000.

Earnings per Share and Dividends

Earnings per ordinary share ("EPS") decreased by 31% to 15.5 cent per share from 22.4 cent in 2000. EPS before exceptional items, a more comparable measure year on year, declined 20% from 25.5 cent to 20.5 cent in 2001. This decrease reflects the impact of reduced profitability in our associates, partly offset by the improved performance of our subsidiaries. This performance, combined with a marginally lower tax rate, and offset by an increase in minority interests, results in our subsidiary operations contributing 15.8 cent to pre-exceptional EPS compared to 13.4 cent last year.

Cash Flow

Summary cash flows for 2001 and 2000 are set out in the following table:

Summary Cash Flows	**2001**	**2000**
	€ Million	*€ Million*
Profit before taxation - subsidiaries only	248	242
Exceptional items	15	-
Depreciation and amortisation	236	225
Working capital change	19	(81)
Capital expenditure	(192)	(152)
Sales of fixed assets	27	24
Tax paid	(114)	(55)
Dividends from associates	11	9
Other	(3)	(9)
Free cash flow	247	203
Investments	(55)	(93)
Sale of businesses and investments	12	10
Share issues	2	1
Dividends	(95)	(87)
Net cash inflow	111	34
Debt acquired	(3)	(40)
Currency translation adjustments	(54)	(63)
Decrease / (increase) in net borrowing	54	(69)
Free cash flow (cent per share)	22.7	18.7

Profit before taxation from subsidiaries of € 248 million increased € 6 million on 2000. The increased level of cash generation by our subsidiaries reflects the improved performance of our European and Latin American operations in 2001. Profits from our wholly owned US operations are considerably lower than 2000.

Depreciation and amortisation, at € 236 million, was higher than in 2000, as a result of operations acquired last year. Our cash flow continues to benefit from ongoing capital restraint; capital expenditure, at 80% of our depreciation stream, resulted in a net inflow of approximately € 44 million.

Asset sales were marginally higher than in 2000. Conversely, tax payments were higher in 2001, reflecting the significantly higher profits generated across the Group in 2000 compared to 1999. Working capital decreased during the year by € 19 million mainly due to lower inventory levels, but it also reflects lower activity compared to last year.

Free cash flow for the year of € 247 million compares to € 203 million in 2000, an increase of € 44 million. Free cash flow per share increased by 21% to 22.7 cent. Dividends from associates were higher than last year mainly due to increased dividend income from Munksjö. Investments in the year amounted to € 55 million and included an investment of 25% in Leefung-Asco, a Hong Kong quoted company, the buy-out of minority interests within the Nettingsdorfer Italian operations, and the buyback of shares in Colombia.

Total dividend payments of € 95 million in the year were € 8 million higher than 2000 levels. Of this total, € 77 million was in respect of dividends paid to Group shareholders, compared to € 70 million for the previous year. Minority dividends of € 18 million were € 1 million higher than last year.

The combination of investments and dividends was more than offset by the operating surplus, with the result that the total cash flow for 2001 was a surplus of approximately € 111 million compared to a surplus of € 34 million in 2000. The euro weakened relative to the US dollar during 2001 and consequently net borrowing increased by € 54 million. With significant US dollar denominated borrowings, the Group continues to be exposed to changes in the relative value of the euro against the dollar. In total, net borrowing, (including debt acquired) decreased by € 54 million to € 1,114 million.

Balance sheet

While the relative strength of the US dollar results in an increase in net borrowing, it also enhances the US dollar denominated assets and earnings. Group shareholders' funds increased by € 159 million in the year to December 2001 to € 2,665 million.

Net borrowings decreased and represented 41.8% of Group shareholders' funds at December 2001 compared to 46.6% at December 2000. Net assets per share amounted to € 2.46, an increase over the € 2.31 at December 2000. The value of our investments in associates also increased significantly as a result of currency, primarily relating to SSCC.

Treasury & Borrowing

Group net debt at 31 December 2001 was € 1,114 million, (total debt of € 1,554 million less cash of € 440 million) giving a debt to equity ratio of 41.8%. At the year end, the percentage of our total debt, which is at fixed interest rates, was 43% (61% on a net debt basis). Of our total debt at the end of December, 61% is provided by institutional lenders and 39% by banks. On a net debt basis, 86% is provided by institutional lenders and 14% by banks.

The average maturity profile of our debt is seven years and is split as shown:

Year	***€ million***
2002	251
2003	319
2004	78
2005	311
2006	201
After 2006	394
	1,554

Committed borrowing facilities are € 2 billion. The weighted average interest rate on total debt was 5.71%. Excluding associates and exceptional items, interest expense for 2001 was covered 4.5 times by consolidated operating profit, compared to 3.6 times for 2000.

In August 2001 the Group signed an € 800 million revolving credit facility maturing in August 2006. This facility increased the Group's borrowing capability while extending its maturity profile by replacing a €610 million facility maturing in February 2003. Long and medium term funding requirements are met through our Guaranteed Notes and Debentures due in 2005 and 2025 respectively, our Guaranteed Senior Notes due between 2003 and 2008 and from committed bank facilities. Short-term requirements are met by drawing on committed and uncommitted bank facilities.

Jefferson Smurfit Group plc

Summary Group Profit and Loss Account

For the year ended 31 December 2001

	2001 € 000 Unaudited	2000 € 000 Audited
Turnover - continuing	**4,511,650**	4,565,244
Cost of Sales	**3,243,372**	3,336,671
Impairment of Fixed Assets	**26,642**	-
Gross profit	**1,241,636**	1,228,573
Net operating expenses	**883,964**	866,103
Reorganisation and restructuring costs	**23,763**	20,890
Operating profit subsidiaries - continuing	**333,909**	341,580
Share of associates' operating profit	**242,212**	403,934
Share of associates' restructuring costs	**(10,895)**	(24,894)
Total operating profit	**565,226**	720,620
Share of associates' profit on sale of operations	**-**	3,105
Group net interest	**(85,568)**	(99,859)
Share of associates' net interest	**(154,654)**	(181,567)
Total net interest	**(240,222)**	(281,426)
Profit before taxation	**325,004**	442,299
Taxation		
Group	**93,432**	89,679
Share of associates	**26,985**	79,322
	120,417	169,001
Profit after taxation	**204,587**	273,298
Equity minority interests	**37,022**	30,816
Profit for the financial year	**167,565**	242,482
Dividends	**79,021**	75,204
Retained profits	**€ 88,544**	€ 167,278
Earnings per ordinary share - Basic	**15.5c**	22.4c
Earnings per ordinary share before exceptional items - Basic	**20.5c**	25.5c
Earnings per ordinary share - Diluted	**15.3c**	22.3c
Earnings per ordinary share before exceptional items - Diluted	**20.3c**	25.4c

Segmental Analyses

Sales - third party

	2001 € 000	%	2000 € 000	%
Packaging	**2,523,264**	**55.9**	2,549,732	55.9
Specialities	**489,061**	**10.8**	498,922	10.8
Europe	**3,012,325**	**66.7**	3,048,654	66.7
United States and Canada	**665,726**	**14.8**	733,486	16.1
Latin America	**833,599**	**18.5**	783,104	17.2
	€ 4,511,650	**100.0**	€ 4,565,244	100.0
Associates' third party sales	**€ 10,464,839**		€ 10,233,128	
Share of associates' third party sales	**€ 3,131,693**		€ 3,044,020	

Profit before interest, exceptional items and taxation

	2001 € 000	%	2000 € 000	%
Packaging	**243,695**	**38.9**	221,484	28.9
Specialities	**23,890**	**3.8**	25,849	3.4
Associates	**24,556**	**3.9**	31,821	4.1
Europe	**292,141**	**46.6**	279,154	36.4
Packaging	**12,856**	**2.1**	31,463	4.1
Associates	**194,645**	**31.1**	361,753	47.2
United States and Canada	**207,501**	**33.2**	393,216	51.3
Latin America	**126,884**	**20.2**	94,034	12.3
Profit before interest, exceptional items items and taxation	**626,526**	**100.0**	766,404	100.0
Group net interest	**(85,568)**		(99,859)	
Share of associates' net interest	**(154,654)**		(181,567)	
Profit before exceptional items	**€ 386,304**		€ 484,978	

Statement of Total Recognised Gains and Losses

		2001 € 000 Unaudited	2000 € 000 Audited
Profit for the year attributable to ordinary shareholders	- Group	**133,947**	132,826
	- Associates	**33,618**	109,656
		167,565	242,482
Translation adjustments on foreign currency net investments	- Group	**64,386**	72,460
Total recognised gains and losses relating to the financial year	- Group	**198,333**	205,286
	- Associates	**33,618**	109,656
		€ 231,951	€ 314,942

Summary Group Balance Sheet

as at 31 December 2001

	2001	2000
	€ 000	€ 000
	Unaudited	Audited
Assets Employed		
Fixed Assets		
Intangible assets	**156,517**	146,778
Tangible assets	**2,088,019**	2,138,827
Financial assets	**1,743,850**	1,605,515
	3,988,386	3,891,120
Current Assets		
Stocks	**423,510**	437,444
Debtors	**1,084,612**	1,145,346
Cash at bank and in hand	**440,109**	427,092
	1,948,231	2,009,882
Creditors (amounts falling due within one year)	**1,413,352**	1,614,268
Net current assets	**534,879**	395,614
Total assets less current liabilities	**€ 4,523,265**	€ 4,286,734
Financed by		
Creditors (amounts falling due after more than one year)	**1,404,432**	1,337,515
Government grants	**12,290**	9,960
Provisions for liabilities and charges	**266,721**	264,579
	1,683,443	1,612,054
Capital and Reserves		
Called up share capital	**332,917**	332,589
Share premium	**102,022**	100,339
Revaluation reserve	**10,579**	10,579
Other reserves	**311,807**	247,421
Profit and loss account	**1,907,207**	1,814,247
Group shareholders' funds (equity interests)	**2,664,532**	2,505,175
Minority interests (equity interests)	**175,290**	169,505
	2,839,822	2,674,680
	€ 4,523,265	€ 4,286,734

This preliminary statement was approved by the board on 19 February 2002. It has been prepared on the basis of the accounting policies set out in the Annual Report for the year ended 31 December 2000.

The above summarised consolidated balance sheet and the foregoing consolidated profit and loss account do not constitute full accounts and except where indicated are unaudited. Full accounts for the year ended 31 December 2000, which received an unqualified audit report, have been filed with the Irish Registrar of Companies and full accounts for the year ended 31 December 2001 will be filed in due course.

Jefferson Smurfit Group plc

Summary Group Cash Flow Statement
For the year ended 31 December 2001

	2001 € 000 Unaudited	2000 € 000 Audited
Net cash flow from operating activities	**584,942**	482,298
Dividends received from associates	**11,118**	8,718
Returns on investments and servicing of finance		
Interest received	**23,463**	23,814
Interest paid	**(107,037)**	(123,105)
Interest paid on finance leases	**(1,728)**	(2,454)
Dividends paid to minority interests	**(18,584)**	(16,924)
	(103,886)	(118,669)
Taxation		
Irish corporation tax paid	**(7,786)**	(13,482)
Overseas tax paid	**(106,676)**	(41,625)
	(114,462)	(55,107)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(177,213)**	(147,629)
Less new finance leases	**7,537**	713
	(169,676)	(146,916)
Capital grants received	**5,154**	2,963
Purchase of other investments	**(6,303)**	(3,008)
Sale of fixed assets	**34,198**	30,634
	(136,627)	(116,327)
Acquisitions and disposals		
Purchase of subsidiaries and minorities	**(13,697)**	(103,998)
Business disposals	**4,406**	2,650
Investments in and advances to associates	**(33,140)**	(7,719)
	(42,431)	(109,067)
Equity dividends paid	**(76,570)**	(70,007)
Cash inflow before use of liquid resources and financing	**122,084**	21,839
Management of liquid resources	**(2,970)**	23,074
Financing		
Issue of shares including minorities	**2,011**	1,453
(Decrease) in term debt	**(120,636)**	(11,029)
Capital elements of finance leases repaid	**(9,407)**	(10,380)
	(128,032)	(19,956)
(Decrease) / increase in cash	**€ (8,918)**	€ 24,957

Net Cashflow from Operating Activities

	2001	2000
	€ 000	€ 000
	Unaudited	Audited
Operating profit – continuing	**333,909**	341,580
Impairment of fixed assets	**6,549**	-
Reorganisation and restructuring costs	**8,377**	-
Depreciation charge (net of government grants amortised)	**227,061**	219,530
Goodwill amortisation	**8,820**	5,734
Finance lease interest paid	**1,728**	2,454
(Decrease)/increase in deferred creditors	**(1,814)**	4,213
Decrease/(increase) in working capital	**3,830**	(85,705)
Currency adjustment	**(3,518)**	(5,508)
	€ 584,942	€ 482,298

Reconciliation of Net Cash Flow to Movement in Net Debt

	2001	2000
	€ 000	€ 000
	Unaudited	Audited
(Decrease)/increase in cash	**(8,918)**	24,957
Decrease in term debt	**120,636**	11,029
Increase/(decrease) in liquid resources	**2,970**	(23,074)
Capital elements of finance leases repaid	**9,407**	10,380
Change in net debt resulting from cash flows	**124,095**	23,292
New finance leases	**(7,537)**	(713)
Loans and finance leases acquired with subsidiaries	**(5,000)**	(22,383)
Other non cash movements	**(1,994)**	(571)
Currency adjustment	**(54,517)**	(55,277)
Movement in net debt	**55,047**	(55,652)
Net debt at beginning of period	**(1,192,210)**	(1,136,558)
Net debt at end of period	**€ (1,137,163)**	€ (1,192,210)

JEFFERSON SMURFIT GROUP PLC

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.I; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Jefferson Smurfit Group increases the offer to the shareholders in Munksjö AB

On 29 January 2002, the Board of Directors of Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc, made a public offer to the shareholders and holders of convertible loan notes in Munksjö AB (publ) ("Munksjö") whereby Smurfit offered SEK 77 for each share in Munksjö and offered the holders of convertible loan notes in Munksjö 100 percent of the nominal value plus accrued interest (the "Initial Offer").

Smurfit has noted the recommendation by the Board of Munksjö to the shareholders in Munksjö dated 1 March 2002 and statements made by certain shareholders in Munksjö regarding the Initial Offer. Taking this information into consideration, Smurfit has decided to increase the offer to the shareholders in Munksjö to SEK 85 in cash for each share in Munksjö (the "Revised Offer").

The Revised Offer to the shareholders

- Smurfit is offering SEK 85 in cash for each share in Munksjö. This represents a premium of 33 per cent compared to the last price paid for the Munksjö share on the last trading day prior to the announcement of the Initial Offer. The Revised Offer represents a premium of 34 per cent compared to the average closing price paid for the Munksjö share during the last 30 trading days prior to the announcement of the Initial Offer. The total value of the Revised Offer for the outstanding shares in Munksjö amounts to SEK 2,467 million.

- The Revised Offer is not conditional upon any level of acceptance being reached which means that Smurfit will acquire all shares tendered irrespective of the number of acceptances.

- The Revised Offer is Smurfit's final offer to the shareholders in Munksjö and no further increase will be made to the Revised Offer.

- The acceptance period has been extended to 28 March 2002.

Conditions of the Revised Offer

The Revised Offer for Munksjö is conditional upon:

- all regulatory requirements and necessary regulatory approvals in Sweden and elsewhere in connection with the Revised Offer or the acquisition of Munksjö including, among other things, all necessary approvals from relevant competition authorities being obtained on conditions that in the judgement of Smurfit do not materially affect the acquisition or the Revised Offer; and

- the acquisition, during the period up to the end of the acceptance period or any extension thereof, in the judgement of Smurfit, is not rendered partially or wholly impossible or significantly impeded as a result of legislation, regulation, any decision of court or public authority or comparable measures in Sweden or elsewhere.

The Revised Offer

- Smurfit is offering the shareholders in Munksjö SEK 85 per share in cash.

- The Munksjö shares will be acquired with all rights attached thereto including the right to receive and retain all dividends or other distributions declared or payable on or after the date of this announcement.

The holders of convertible loan notes are offered the same terms as in the Initial Offer.

No commission will be charged.

The acceptance period has been extended until 28 March 2002. It is the intention of Smurfit to make an announcement as to the outcome of the Revised Offer on or about 3 April 2002. Settlement is expected to be made on or about 8 April 2002. The original acceptance form is valid also for the Revised Offer. Shareholders who have already submitted acceptance forms under the Initial Offer will automatically receive the amount represented by the Revised Offer upon settlement provided the conditions of the Revised Offer are met.

Prior to this announcement Smurfit has informed the Board of Munksjö of the content of the Revised Offer. The Board of Munksjö has not yet formed an opinion on the Revised Offer but

Smurfit believes that acceptance of the Revised Offer is in the best interest of all shareholders in Munksjö.

Stockholm, Sweden, 15 March 2002

Smurfit Holdings AB

Comment from Gary McGann, COO of Jefferson Smurfit Group plc

"We have been a supportive shareholder in Munksjö for over six years, actively contributing to its expansion and development. Jefferson Smurfit now wants to acquire the whole company in order to maximise its potential by building on its strengths.

As consistently stated, it is our intention to continue to develop the company, and we are convinced that together with management and employees we can add to its positive development. In our view Munksjö and Jefferson Smurfit Group together have better possibilities to develop in an industry undergoing increasing consolidation."

For further information:

Gary McGann, COO Jefferson Smurfit Group plc	telephone +353 1 202 7000
Ian Curley, CFO Jefferson Smurfit Group plc	telephone +353 1 202 7000
Mary Finan WHPR	telephone +353 1 669 0030

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the offer to Munksjö's shareholders and holders of convertible loan notes.

Invitation to press and analyst meeting

A press and analyst meeting will be held at 2 PM (CET) today at the offices of Alfred Berg, Birger Jarlsgatan 7, Stockholm.

Not for release in or into Australia, Canada, Japan or the United States. The Revised Offer is not being made to persons whose participation in the Revised Offer requires additional prospectuses, registration or measures other than those specified under Swedish law. In particular the Revised Offer is not being made, directly or indirectly, in the United States or Canada, or by use of the mails or by means or instrumentality of interstate commerce of the United States. This includes, but is not limited to, the post, facsimile transmission, telex and telephone. The Revised Offer cannot be accepted by any such use, means or instrumentality or from within the United States or Canada. Accordingly, copies of this document and any other document relating to the Revised Offer are not being mailed or otherwise distributed or sent into the United States or Canada. Persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States or Canada and doing so will render invalid any related purported acceptance of the Revised Offer. The offeror reserves the right to make an offer into the United States at a future time, in which case the procedural and filing requirements under U.S. law will be satisfied at that time.

FOR IMMEDIATE RELEASE

JEFFERSON SMURFIT GROUP PLC

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.1; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Jefferson Smurfit Group owns more than 55 percent in Munksjö

Stockholm, 15 March 2002: Following Jefferson Smurfit Group's increased offer to the shareholders in Munksjö of SEK 85 in cash for each share in Munksjö, Smurfit Holdings AB ("Smurfit") has acquired shares in the market. Including those already owned prior to the offer, Smurfit now owns in excess of 55 percent of the shares in Munksjö.

Stockholm, Sweden, 15 March 2002

Smurfit Holdings AB

For further information:

Gary McGann, COO Jefferson Smurfit Group plc	telephone +353 1 202 7000
Ian Curley, CFO Jefferson Smurfit Group plc	telephone +353 1 202 7000
Mary Finan WH PR	telephone +353 1 669 0030

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the offer to Munksjö's shareholders and holders of convertible loan notes.

FOR IMMEDIATE RELEASE

JEFFERSON SMURFIT GROUP PLC

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.1; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Jefferson Smurfit Group's offer for Munksjö

Stockholm, 14 March 2002: On 29 January 2002, the Board of Directors of Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc, made an offer to the shareholders and holders of convertible loan notes in Munksjö AB (the "Offer").

The acceptance period expired on 12 March 2002. According to the Offer Document, the outcome of the Offer was expected to be announced on 14 March 2002. However, the process for determining the outcome of the Offer has not yet been completed and Smurfit intends to make an announcement as soon as possible, but not later than 18 March 2002. Any settlement of accounts will therefore be postponed accordingly.

Stockholm, Sweden, 14 March 2002

Smurfit Holdings AB

For further information:

Gary McGann, COO Jefferson Smurfit Group plc	telephone +353 1 202 7000
Ian Curley, CFO Jefferson Smurfit Group plc	telephone +353 1 202 7000
Mary Finan WHPR	telephone +353 1 202 7000

FOR IMMEDIATE RELEASE

JEFFERSON SMURFIT GROUP PLC

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.1; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Regarding Jefferson Smurfit Group's revised offer to the shareholders and holders of convertible loan notes in Munksjö AB

Stockholm, 19 March 2002: Smurfit Holdings AB ("Smurfit") welcomes the decision today by the Board of Munksjö AB ("Munksjö") to recommend its shareholders to consider accepting the revised offer to the shareholders and holders of convertible loan notes in Munksjö. Smurfit would like to reconfirm the following:

- Smurfit is committed to complete its revised offer to the shareholders of Munksjö of SEK 85 in cash per Munksjö share, as set out in a press release by Smurfit dated 15 March 2002.
- Smurfit currently owns 59% of the shares in Munksjö. This underpins its commitment to be the majority shareholder in Munksjö.
- Smurfit has waived the 90% condition in full and will acquire all shares tendered irrespective of acceptance level.
- Smurfit intends to continue to purchase shares in the market during the acceptance period.
- The revised offer is Smurfit's best and final offer. There will be no increased offer.
- Smurfit firmly believes that the revised offer provides the best opportunity for shareholders to realise value in cash now. The offer represents a 33% premium to the closing Munksjö share price on 28 January 2002.
- The revised offer is valid until 28 March 2002.

Details regarding the revised offer have today been sent out by mail to the shareholders and holders of convertible loan notes in Munksjö.

Stockholm, 19 March 2002

Smurfit Holdings AB

For further information:

Gary McGann, COO Jefferson Smurfit Group plc	tel	+353 1 202 7000
Ian Curley, CFO Jefferson Smurfit Group plc	tel	+353 1 202 7000
Mary Finan WH PR	tel	+353 1 669 0030

JEFFERSON SMURFIT GROUP PLC

For Immediate Release

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.I; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Jefferson Smurfit Group holds 99.6 per cent of Munksjö at the expiry of the extended acceptance period

Stockholm, Sweden, 23 April 2002: Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc, holds 99.6 per cent of the outstanding shares and 237,124 of the outstanding convertible loan notes in Munksjö AB (publ) ("Munksjö"). At the expiry of the extended acceptance period for Smurfit's public offer to the holders of shares and convertible loan notes in Munksjö 27.4 per cent of the total number of shares and 237,124 of the convertible loan notes have been tendered.

Settlement for those who have accepted the offer up to and including 19April 2002 will be made on or about 26 April 2002.

Munksjö has requested the Munksjö share to be delisted from Stockholmsbörsen. The last day of trading is preliminary set to 25 April 2002. Smurfit has initiated compulsory acquisition of the shares in Munksjö.

Smurfit Holdings AB

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the offer to the holders of shares and convertible loan notes in Munksjö.

For further information:

Gary McGann, COO	**Ian Curley, CFO**	**Mary Finan**
Jefferson Smurfit Group plc	Jefferson Smurfit Group plc	WH PR
Telephone: +353 1 202 7000	Telephone: +353 1 202 7000	Telephone: +353 1 669 0030

PRESS RELEASE

JEFFERSON SMURFIT GROUP plc

Smurfit-Stone Container Corporation (NASDAQ: SSCC) the 29.4% owned associate of Jefferson Smurfit Group plc (Dublin: SMFT.I; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

For Immediate Release

Contact: Timothy McKenna/Carrie Doyle (investors)
312-580-4637 / 312-580-4865
Meg Gallagher 312-580-2289 (media)
www.smurfit-stone.com

SMURFIT-STONE REPORTS EARNINGS OF $.02/SHARE IN FIRST QUARTER 2002, INCLUDING RESTRUCTURING CHARGE

CHICAGO, April 23, 2002 — Smurfit-Stone Container Corporation (Nasdaq: SSCC) today reported net income available to common shareholders of $6 million, or $.02 per diluted share, for the first quarter of 2002. The results include a pretax restructuring charge of $7 million, or $.02 per diluted share, related to facility closures. The company earned $12 million, or $.05 per diluted share, for the first quarter of 2001. Sales for the quarter were $1.9 billion compared to $2.2 billion in the first quarter of 2001. Earnings for 2001 included goodwill amortization of $23 million, or $.09 per diluted share. Goodwill amortization was eliminated effective January 1, 2002, when the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Patrick J. Moore, president and chief executive officer, said the primary factors affecting quarterly profits were persistent weakness in demand for packaging, the continuing impact of containerboard mill downtime and modest packaging price erosion.

Reflecting the difficult economic environment at the start of the quarter, North American shipments of the company's two main packaging products, corrugated containers and folding cartons, declined compared to both fourth quarter and year-ago levels.

"Our quarterly corrugated container shipments, on a per day basis, fell a little less than 1 percent versus year-ago levels. This brings us back in line with industry performance, despite the rationalization of four corrugated container plants over the period." Moore said that the company took 279,000 tons of economic downtime at the containerboard mills in the quarter.

The company's interest expense was $92 million in the first quarter, compared to $131 million in the first quarter of 2001. This decline reflects lower interest rates, a lower debt balance and the benefits of refinancing activities in 2001. Smurfit-Stone's total debt increased slightly to $5 billion at the end of the first quarter, compared to 2001 year-end levels, due to timing differences on interest payments and increases in working capital.

Commenting on the outlook, Moore said, "We expect that the quarter was the trough from a demand standpoint, and we have begun to see some signs of a seasonal upturn." Moore said that with inventories at low levels any sustained pick up in demand could support price improvement. "We continue our focus on profitable revenue growth and cash flow generation to pay down debt."

Smurfit-Stone discusses its quarterly financial performance on conference calls broadcast live and archived on its website, www.smurfit-stone.com. The first quarter call will be Tuesday, April 23, at 8:00 a.m. Central Time.

# # #

Smurfit-Stone Container Corporation is the industry's leading integrated manufacturer of paperboard- and paper-based packaging. Smurfit-Stone is a leading producer of containerboard, including white top linerboard and recycled medium; corrugated containers; multiwall bags; clay-coated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. The company operates more than 300 facilities worldwide and employs approximately 38,500 people.

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, continued pricing pressures in key product lines, seasonality and higher recycled fiber costs, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

SMURFIT-STONE CONTAINER CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net sales	$ 1,930	$ 2,183
Costs and expenses (Note 1)	1,828	2,012
Income from operations	102	171
Interest expense, net	-92	-131
Other, net	4	6
Income before income taxes and extraordinary item	14	46
Provision for income taxes	-5	-27
Income before extraordinary item	9	19
Extraordinary item: Loss from early extinguishment of debt, net of income taxes		-4
Net income	9	15
Preferred stock dividends	(3)	(3)
Net income available to common stockholders	$ 6	$ 12
Basic earnings per common share		
Income before extraordinary item	$ 0.02	$ 0.07
Extraordinary item		(0.02)
Net income available to common stockholders	$ 0.02	$ 0.05
Weighted average shares outstanding	244	244
Diluted earnings per common share		
Income before extraordinary item	$ 0.02	$ 0.07
Extraordinary item		(0.02)
Net income available to common stockholders	$ 0.02	$ 0.05
Weighted average shares outstanding	246	245

Note 1: Includes restructuring charges of $7 million in 2002.

SMURFIT-STONE CONTAINER CORPORATION
PRODUCTION AND SHIPMENTS

	2002		2001				
	1st Qtr	YTD	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Containerboard Mill Production (M tons)							
North America	1,595	1,595	1,625	1,653	1,701	1,661	6,640
International	105	105	107	100	102	102	411
Total	1,700	1,700	1,732	1,753	1,803	1,763	7,051
SBS / Bleached Board Production (M tons)	72	72	75	80	80	71	306
Coated Boxboard Production (M tons)							
North America	149	149	149	135	143	142	569
International	17	17	22	18	20	18	78
Total	166	166	171	153	163	160	647
Uncoated Boxboard Production (M tons)	31	31	37	32	31	28	128
Kraft Paper Production (M tons)	66	66	83	57	82	65	287
Market Pulp Production (M tons)	145	145	110	149	143	143	545
Corrugated Shipments (BSF)							
North America	19.2	19.2	19.8	20.2	19.8	19.3	79.1
International	3.1	3.1	3.1	3.1	3.1	3.0	12.3
Total	22.3	22.3	22.9	23.3	22.9	22.3	91.4
Folding Carton Shipments (M tons)	122	122	133	131	135	124	523
Multiwall Bag Shipments (MM bags)	271	271	271	262	287	278	1,098
Fiber Reclaimed and Brokered (M tons)	1,632	1,632	1,733	1,650	1,642	1,689	6,714

SSCC SUPPLEMENTARY FINANCIAL INFORMATION
($ Millions)

Segment Results 1/1/02 - 3/31/02	Container-board & Corrugated Containers	Consumer Packaging	Other	Total
1st Quarter 2002:				
Revenues	1,292	428	210	1,930
Segment profit (loss)	87	31	-104	14
1st Quarter 2001:				
Revenues	1,497	450	236	2,183
Segment profit (loss)	151	35	-140	46

Balance sheet	31/03/2002	31/12/2001
Total debt	5,000	4,966

Cash Flows	Three Months Ended March 31,	
	2002	2001
Depreciation and depletion	99	94
Goodwill amortization	-	23
Expenditures for property, plant and equipment	34	52

PRESS RELEASE

JEFFERSON SMURFIT GROUP PLC

For Immediate Release

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.I; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Jefferson Smurfit Group holds 99.6 per cent of Munksjö at the expiry of the extended acceptance period

Stockholm, Sweden, 23 April 2002: Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc, holds 99.6 per cent of the outstanding shares and 237,124 of the outstanding convertible loan notes in Munksjö AB (publ) ("Munksjö"). At the expiry of the extended acceptance period for Smurfit's public offer to the holders of shares and convertible loan notes in Munksjö 27.4 per cent of the total number of shares and 237,124 of the convertible loan notes have been tendered.

Settlement for those who have accepted the offer up to and including 19April 2002 will be made on or about 26 April 2002.

Munksjö has requested the Munksjö share to be delisted from Stockholmsbörsen. The last day of trading is preliminary set to 25 April 2002. Smurfit has initiated compulsory acquisition of the shares in Munksjö.

Smurfit Holdings AB

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the offer to the holders of shares and convertible loan notes in Munksjö.

For further information:

Gary McGann, COO	**Ian Curley, CFO**	**Mary Finan**
Jefferson Smurfit Group plc	Jefferson Smurfit Group plc	WH PR
Telephone: +353 1 202 7000	Telephone: +353 1 202 7000	Telephone: +353 1 669 0030

EMBARGOED UNTIL 07.00 BST THURSDAY, 2 MAY 2002

Jefferson Smurfit Group plc

("Smurfit" or the "Company")

NYSE: JS SMFT.I SMFT.L

Statement re possible offer

Dublin, London & New York, 2 May 2002: Smurfit is aware of recent market speculation in connection with a possible offer for the Company.

Smurfit confirms that it has received an approach from a third party. Discussions are at a preliminary stage and may or may not lead to an offer being made for part or all of the Company. A further statement will be made when appropriate.

A holder of 1% or more of the shares of Jefferson Smurfit Group plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2001.

The Directors of Jefferson Smurfit Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

End.

JEFFERSON SMURFIT GROUP plc

FIRST QUARTER ENDED 31 MARCH, 2002

SMFT.I SMFT.L NYSE.JS

Dublin, London & New York, 9 May, 2002: Jefferson Smurfit Group plc ("JSG" or the "Group") today announced results for the quarter ended 31 March, 2002.

First Quarter 2002	Q1 2002 • m	Q1 2001 • m	% *change*
Sales			
Third party sales	1,081	1,162	*(7%)*
Pre-tax profits			
After exceptional items	58	82	*(29%)*
Before exceptional items	60	82	*(27%)*
Operating profit			
Subsidiaries	68	90	*(24%)*
Share of associates	37	59	*(37%)*
Total	105	149	*(30%)*
Earnings per share (EPS)	**cent**	**cent**	
After exceptional items	2.6	3.9	*(33%)*
Before exceptional items	2.7	3.9	*(31%)*

First quarter: period in review

For the first quarter of 2002, JSG is reporting profit before exceptional items of € 60 million and EPS of 2.7 cent. These figures compare with € 82 million and 3.9 cent in the first quarter of 2001. JSG is also reporting profit after exceptional charges of € 58 million and EPS of 2.6 cent. Net sales for the period were € 1,081 million, a 7% decrease on the first quarter of 2001.

Operating profit declined 30% from € 149 million to € 105 million in the first quarter of 2002. Subsidiary operating profit for the first quarter was € 68 million and JSG's share of associate operating profit was € 37 million, a decrease of 24% and 37% respectively against the first quarter of 2001. The first quarter tax charge of € 22 million is an effective tax rate of 38.5% against 42.2% in 2001. The tax rate is a blend of 35.7% for subsidiaries and 53.7% for associates.

Contacts			Information
Mark Kenny	Jefferson Smurfit Group	+353 1 202 7000	Jefferson Smurfit Group plc Beech Hill, Clonskeagh Dublin 4, Ireland Ph: +353 1 202 7000 www.smurfit-group.com
Brian Rafferty	Taylor Rafferty	+1 212 889 4350	
Mary Finan	WHPR	+353 1 669 0030	

Expanding geographic reach; simplifying Group structure

JSG continues to expand its geographic reach and to simplify its overall structure. During the quarter, we completed the acquisition of a Swedish associate, Munksjö AB. Through the acquisition of Munksjö, JSG now has a direct presence in Scandinavia in the containerboard and corrugated businesses. Total consideration for the outstanding share capital of Munksjö was € 274 million and acquired debt was € 152 million. Within the period, JSG also acquired the remaining stake of a small Venezuelan associate, Corsuca (a 10,000 tonne *per annum* corrugated facility) for approximately € 4 million. We also divested a US commercial printing business during the quarter for an approximate consideration of € 8.5 million.

Continued capital restraint

Capital expenditure in the quarter declined € 2 million on the first quarter of 2001. Capital expenditure in the quarter represents 69% of depreciation, a decrease from 73% in the first quarter of 2001.

Investments of € 132 million in the first quarter include € 127 million for part of the acquisition of the outstanding share capital of Munksjö (a further € 147 million will be paid during the second quarter) and € 4 million for the acquisition of Corsuca. Dividends of € 3 million were also paid to minorities in the period. Net borrowing, before acquisitions and disposals, decreased by € 23 million in the quarter. Including the impact of acquisitions and disposals, net borrowing increased by approximately € 259 million to € 1,373 million from € 1,114 million at December 2001.

Summary cash flows

	Q1 2002 • million	Q1 2001 • million	FY 2001 • million
Profit before tax - subsidiaries	49	66	248
Exceptional items	-	-	15
Depreciation and amortisation	59	59	236
Working capital change	(12)	(44)	19
Capital expenditure	(41)	(43)	(192)
Sales of fixed assets	-	4	27
Tax paid	(13)	(10)	(114)
Dividends from associates	-	-	11
Other	1	2	(3)
Free cash flow	43	34	247
Investments	(132)	(24)	(55)
Sale of businesses and investments	2	-	12
Share issues	2	-	2
Dividends	(3)	(2)	(95)
Net cash (outflow) / inflow	(88)	8	111
Debt acquired	(152)	-	(3)
Currency translation adjustments	(19)	(43)	(54)
(Increase) / decrease in net borrowing	(259)	(35)	54
Free cash flow (cent per share)	4.0	3.2	22.7

Market review

Dr. Michael Smurfit, Chairman & CEO, commented as follows "Our first quarter performance again reflects a reduced earnings contribution from SSCC, a satisfactory performance from our European businesses and another creditable performance from our Latin American operations.

As we emerge from the first quarter, business conditions and sentiment have clearly improved. In Europe, the general industry environment is supportive of price restoration for containerboard which should effectively offset higher input costs. We notified our European customers of price increases for kraftliner and testliner effective June 1. Our forward order book for kraftliner is now at its strongest level in five years. In Asia, both recycled fibre costs and containerboard pricing have increased.

In North America, industry inventories are at near-term lows and there are indications that consumer de-stocking may have run its course. Stock levels at all businesses fell by just 0.1% in January and February after an average monthly drop of 1% in the fourth quarter of 2001. US producers have also announced price increases for domestic and export linerboard. With necessary adjustments to its cost base, JSG, and the industry generally, is now in a better position to benefit from any pick up in demand."

Europe

Net sales of the Group's European operations were € 721 million in the first quarter, a 9% decrease on the comparable period in 2001. Operating profit decreased 26% to € 56 million against € 76 million in the first quarter of 2001. The decline in operating profit principally reflects a 36% decline in our packaging operations due to strike related downtime at our Facture mill, lower kraftliner volumes and lower paper prices year-on-year. Our Specialities Division operating profit increased 41% year-on-year reflecting restructuring undertaken at the end of 2001 and growth in our niche Bag-in-Box operations.

First quarter kraftliner volumes declined 5%; testliner volumes increased 1.3%. Kraftliner volumes declined 10% at the Facture mill, a consequence of strike related downtime, but were stable year-on-year at the Nettingsdorfer mill. The six day pay-related strike at our Facture mill has been resolved. As a consequence of stable inventory levels, satisfactory demand and rising input costs, JSG previously announced a price increase of € 40 to € 60 per tonne on kraftliner from June. European waste paper prices, which had been stable for approximately 15 months, have started to increase and JSG has announced a € 40 per tonne price increase in testliner.

Europe		Q1 '02 Volume growth
	Kraftliner	(5.0%)
	Testliner	1.3%
	Corrugated	(1.5%)

JSG's corrugated volumes declined 1.5% year-on-year. Most European countries of operation have experienced stable demand during the first quarter, however, shipment volumes were impacted by fewer shipping days in March due to the Easter holidays. Corrugated prices remain relatively stable. Sack volumes declined on the comparable period in 2001. Volume declines, however, were offset by modest price increases. Conversely, graphic board volumes were stable but pricing declined year-on-year.

Latin America

Net sales of the Group's Latin American operations were € 197 million in the first quarter, a 5% decrease on the comparable period in 2001. Operating profit decreased by 7% to € 23 million against € 25 million in the first quarter of 2001. Colombia and Mexico had a stable first quarter while Argentina and Venezuela continue to be challenging operating environments. Latin American containerboard volumes increased 5.7% on the first quarter of 2001 while corrugated volumes were flat year-on-year.

Containerboard and corrugated volumes, in Colombia and Mexico, increased year-on-year. Corrugated pricing started to recover in the first quarter following pressure throughout 2001. Our operations in Argentina and Venezuela continue to be profitable despite difficult economic circumstances. First quarter containerboard and corrugated volumes in Argentina declined year-on-year. JSG took 7,000 tons of downtime in Argentina in the quarter as a result of weak demand and credit concerns.

Venezuela also had a difficult quarter. Containerboard and corrugated volumes declined year-on-year, however, corrugated prices started to recover during the quarter. JSG took 1,500 tons (5% of capacity) of downtime in Venezuela, again reflecting soft demand.

Latin America		Q1 '02 Volume growth
	Containerboard	5.7%
	Corrugated	0.2%

North America

Net sales for the Group's subsidiaries in the US and Canada were € 164 million in the first quarter of 2002, a 2% increase on the comparable period in 2001. SSCC's sales are not consolidated. Operating profit, which includes our share of SSCC's operating profit, decreased 48% to € 25 million against € 48 million in the first quarter of 2001.

Changes in US GAAP to account for goodwill has impacted our associates tax charge in the first quarter. The 53.7% associates' tax rate charge reflects our share of SSCC's tax charge which has been applied to our share of SSCC's operating profit less goodwill amortisation.

North American Subsidiaries

Smurfit MBI had a good first quarter and volumes increased year-on-year. Our US subsidiary operations now consist of the Pomona Newsprint mill and the Election Equipment/Election printing business. The two businesses had contrasting results. The voting equipment business had a good quarter while newsprint had a poor quarter; newsprint prices were US$160 per ton lower than the first quarter of 2001.

Canada		Q1 '02 Volume growth
	Corrugated	0.9%

North American Associate

SSCC reported 2002 first quarter pre-tax profits of US$ 14 million on net sales of US$ 1,930 million against a pre-tax profit of US$ 46 million in 2001. The primary factors affecting profitability were persistent weakness in demand, the impact of containerboard downtime and product price erosion.

Jefferson Smurfit Group plc

Summary Group Profit and Loss Account

	3 Months to 31 March 2002 € 000 Unaudited	Restated 3 Months to 31 March 2001 € 000 Unaudited	Restated 12 Months to 31 Dec 2001 € 000 Unaudited
Turnover - continuing	**1,081,395**	1,161,994	4,511,650
Cost of sales	**780,401**	841,212	3,243,372
Impairment of tangible fixed assets	**-**	-	26,642
Gross profit	**300,994**	320,782	1,241,636
Net operating expenses	**233,263**	230,810	883,964
Reorganisation and restructuring costs	**-**	-	23,763
Operating profit subsidiaries - continuing	**67,731**	89,972	333,909
Share of associates' operating profit	**36,956**	59,306	242,212
Share of associates' restructuring costs	**(2,219)**	-	(10,895)
Total operating profit	**102,468**	149,278	565,226
Group net interest	**(18,997)**	(24,068)	(85,568)
Share of associates' net interest	**(25,679)**	(43,105)	(154,654)
Total net interest	**(44,676)**	(67,173)	(240,222)
Profit before taxation	**57,792**	82,105	325,004
Taxation			
Group	**17,380**	26,495	101,538
Share of associates	**4,861**	8,194	36,027
	22,241	34,689	137,565
Profit after taxation	**35,551**	47,416	187,439
Equity minority interests	**7,846**	5,574	37,022
Profit for the financial period	**27,705**	41,842	150,417
Dividends	**-**	-	79,021
Retained profits	**€ 27,705**	€ 41,842	€ 71,396
Earnings per ordinary share - Basic	**2.6c**	3.9c	13.9c
Earnings per ordinary share before exceptional items - Basic	**2.7c**	3.9c	19.0c
Earnings per ordinary share - Diluted	**2.5c**	3.8c	13.7c
Earnings per ordinary share before exceptional items - Diluted	**2.6c**	3.8c	18.7c

Jefferson Smurfit Group plc

Segmental Analyses

Sales - third party

	3 Months to 31 March 2002		3 Months to 31 March 2001		12 Months to 31 Dec 2001	
	€ 000	**%**	€ 000	%	€ 000	%
Packaging	**610,814**	**56.5**	673,817	58.0	2,523,264	55.9
Specialities	**110,496**	**10.2**	121,325	10.4	489,061	10.8
Europe	**721,310**	**66.7**	795,142	68.4	3,012,325	66.7
United States and Canada	**163,550**	**15.1**	160,955	13.9	665,726	14.8
Latin America	**196,535**	**18.2**	205,897	17.7	833,599	18.5
	€ 1,081,395	**100.0**	€ 1,161,994	100.0	€ 4,511,650	100.0
Associates' third party sales	**€ 2,387,551**		€ 2,562,755		€ 10,464,839	
Share of associates	**€ 713,475**		€ 762,933		€ 3,131,693	

Profit before interest, exceptional items and taxation

	3 Months to 31 March 2002 € 000	**%**	3 Months to 31 March 2001 € 000	%	12 Months to 31 Dec 2001 € 000	%
Packaging	**42,487**	**40.6**	66,005	44.2	243,135	38.8
Specialities	**4,589**	**4.4**	3,245	2.2	23,890	3.8
Associates	**9,170**	**8.7**	7,159	4.8	24,556	3.9
Europe	**56,246**	**53.7**	76,409	51.2	291,581	46.5
Packaging	**3,838**	**3.7**	2,509	1.7	12,856	2.1
Associates	**21,017**	**20.1**	45,731	30.6	194,645	31.1
United States and Canada	**24,855**	**23.8**	48,240	32.3	207,501	33.2
Latin America	**22,836**	**21.8**	24,515	16.4	126,884	20.2
Asia (Associates)	**750**	**0.7**	114	0.1	560	0.1
Profit before interest, exceptional items and taxation	**104,687**	**100.0**	149,278	100.0	626,526	100.0
Group net interest	**(18,997)**		(24,068)		(85,568)	
Share of associates' net interest	**(25,679)**		(43,105)		(154,654)	
Profit before exceptional items	**€ 60,011**		€ 82,105		€ 386,304	

Summary Group Balance Sheet as at

	31 March 2002	Restated 31 March 2001	Restated 31 Dec 2001
	€ 000	€ 000	€ 000
	Unaudited	Unaudited	Unaudited
Assets Employed			
Fixed Assets			
Intangible assets	**232,583**	153,330	156,517
Tangible assets	**2,458,947**	2,146,871	2,088,019
Financial assets	**1,610,219**	1,647,854	1,674,802
	4,301,749	3,948,055	3,919,338
Current Assets			
Stocks	**506,823**	444,206	423,510
Debtors	**1,195,945**	1,178,281	1,084,612
Cash at bank and in hand	**296,067**	422,682	440,109
	1,998,835	2,045,169	1,948,231
Creditors (amounts falling due within one year)	**1,570,742**	1,602,102	1,413,352
Net current assets	**428,093**	443,067	534,879
Total assets less current liabilities	**€ 4,729,842**	€ 4,391,122	€ 4,454,217
Financed by			
Creditors (amounts falling due after more than one year)	**1,588,428**	1,364,034	1,404,432
Government grants	**11,822**	11,633	12,290
Provisions for liabilities and charges	**386,569**	346,801	337,014
	1,986,819	1,722,468	1,753,736
Capital and Reserves			
Called up share capital	**333,230**	332,589	332,917
Share premium	**103,785**	100,339	102,022
Revaluation reserve	**10,579**	10,579	10,579
Other reserves	**303,164**	306,635	297,677
Profit and loss account	**1,811,317**	1,748,026	1,781,996
Group shareholders' funds (equity interests)	**2,562,075**	2,498,168	2,525,191
Minority interests (equity interests)	**180,948**	170,486	175,290
	2,743,023	2,668,654	2,700,481
	€ 4,729,842	€ 4,391,122	€ 4,454,217

This statement was approved by the board on 8 May 2002.

The above summarised Group Balance Sheet and the foregoing Group Profit and Loss Account do not constitute full accounts and except where indicated are unaudited. Full accounts for the year ended 31 December 2001, which received an unqualified audit report, will be filed with the Irish Registrar of Companies in due course.

Reconciliation of Movements in Shareholders' Funds

	3 Months to 31 March 2002 € 000 Unaudited	Restated 3 Months to 31 March 2001 € 000 Unaudited	Restated 12 Months to 31 Dec 2001 € 000 Unaudited
At beginning of year	**2,664,532**	2,505,175	2,505,175
Prior year adjustment	**(139,341)**	(118,445)	(118,445)
At beginning of year - restated	**2,525,191**	2,386,730	2,386,730
Profit for the financial period	**27,705**	41,842	150,417
Dividends	**-**	-	(79,021)
Retained profits	**27,705**	41,842	71,396
New share capital subscribed	**2,076**	-	2,011
Net translation gains on foreign currency net investments	**5,487**	69,596	60,638
Goodwill on Disposals	**1,616**	-	4,416
At end of period	**€ 2,562,075**	€ 2,498,168	€ 2,525,191

Note:

The Group results comprise the unaudited Group Profit and Loss Account for the three months ended 31 March 2002 and 31 March 2001 and the Group Balance Sheet at 31 March 2002 and 31 March 2001, together with the Group Profit and Loss account for the year ended 31 December 2001 and the Group Balance Sheet at 31 December 2001 which have been extracted from the Annual Report 2001 as restated for the implementation of FRS19.

The unaudited Group results have been prepared on the basis of the accounting policies set out in the Annual Report for the year ended 31 December 2001, with the exception of deferred tax as described below.

Prior Year Adjustment

From 1 January 2002, the Group is adopting FRS19 – 'Deferred Tax' which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS 19, the Group has chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and previously reported figures have been restated.

For the three months ended 31 March 2001, the deferred tax adjustment resulted in an increase in the tax charge of €3,549,000. For the year ended 31 December 2001, the deferred tax adjustment resulted in an increase in the tax charge of €17,148,000.

Jefferson Smurfit Group (JSG), headquartered in Dublin, Ireland, is a world leader in containerboard, corrugated containers and other paper-based packaging products. Including associates, JSG has operations across 4 continents and 30 countries and an approximate 12 per cent share of global corrugated sales. JSG is listed on the Irish, London and New York Stock Exchanges under the tickers SMFT.I, SMFT.L & NYSE.JS and on the internet at www.smurfit-group.com

This press release may contain statements which, to the extent they are not historical fact, constitute "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 of the United States. Forward-looking statements are subject to inherent uncertainty and actual results could differ materially from those contemplated in such statements. No assurance can be given that any of the events anticipated by forward-looking statements will transpire or occur or, if any of them do, what impact they will have on our results from operations or financial condition. Factors that could cause actual results to differ materially include, but are not limited to, economic downturns which may constrain demand and pricing; capacity increases which may increase supply and affect pricing; competition; consolidation in the paper-based packaging industry; changes in law and regulations; volatility in the cost and availability of raw materials such as pulp and reclaimed paper; interest rate changes and other capital market conditions; currency rate changes; and technological factors.

JEFFERSON SMURFIT GROUP plc

PRESS RELEASE

The Issuer advises that the following replaces the First Quarter announcement released today under RNS number 6776V at 12 noon.

The figure for "share of associates' operating profit" now reads €43,524,000 instead of €36,956,000 and the figure for "share of associates' net interest" now reads €(32,247,000) instead of €(25,679,000). As these are compensating corrections, there is no net effect on the profit before tax or earnings per share.

The full amended text appears below with consequential changes as appropriate.

JEFFERSON SMURFIT GROUP plc

FIRST QUARTER ENDED 31 MARCH, 2002

SMFT.I SMFT.L NYSE.JS

Dublin, London & New York, 9 May, 2002: Jefferson Smurfit Group plc ("JSG" or the "Group") today announced results for the quarter ended 31 March, 2002.

First Quarter 2002	Q1 2002 • m	Q1 2001 • m	% *change*
Sales			
Third party sales	1,081	1,162	*(7%)*
Pre-tax profits			
After exceptional items	58	82	*(29%)*
Before exceptional items	60	82	*(27%)*
Operating profit			
Subsidiaries	68	90	*(24%)*
Share of associates	43	59	*(27%)*
Total	111	149	*(25%)*
Earnings per share (EPS)	**cent**	**cent**	
After exceptional items	2.6	3.9	*(33%)*
Before exceptional items	2.7	3.9	*(31%)*

First quarter: period in review

For the first quarter of 2002, JSG is reporting profit before exceptional items of € 60 million and EPS of 2.7 cent. These figures compare with € 82 million and 3.9 cent in the first quarter of 2001. JSG is also reporting profit after exceptional charges of € 58 million and EPS of 2.6 cent. Net sales for the period were € 1,081 million, a 7% decrease on the first quarter of 2001.

Operating profit declined 25% from € 149 million to € 111 million in the first quarter of 2002. Subsidiary operating profit for the first quarter was € 68 million and JSG's share of associate operating profit was € 43 million, a decrease of 24% and 27% respectively against the first quarter of 2001. The first quarter tax charge of € 22 million is an effective tax rate of 38.5% against 42.2% in 2001. The tax rate is a blend of 35.7% for subsidiaries and 53.7% for associates.

Expanding geographic reach; simplifying Group structure

JSG continues to expand its geographic reach and to simplify its overall structure. During the quarter, we completed the acquisition of a Swedish associate, Munksjö AB. Through the acquisition of Munksjö, JSG now has a direct presence in Scandinavia in the containerboard and corrugated businesses. Total consideration for the outstanding share capital of Munksjö was € 274 million and acquired debt was € 152 million. Within the period, JSG also acquired the remaining stake of a small Venezuelan associate, Corsuca (a 10,000 tonne *per annum* corrugated facility) for approximately € 4 million. We also divested a US commercial printing business during the quarter for an approximate consideration of € 8.5 million.

Continued capital restraint

Capital expenditure in the quarter declined € 2 million on the first quarter of 2001. Capital expenditure in the quarter represents 69% of depreciation, a decrease from 73% in the first quarter of 2001.

Investments of € 132 million in the first quarter include € 127 million for part of the acquisition of the outstanding share capital of Munksjö (a further € 147 million will be paid during the second quarter) and € 4 million for the acquisition of Corsuca. Dividends of € 3 million were also paid to minorities in the period. Net borrowing, before acquisitions and disposals, decreased by € 23 million in the quarter. Including the impact of acquisitions and disposals, net borrowing increased by approximately € 259 million to € 1,373 million from € 1,114 million at December 2001.

Summary cash flows

	Q1 2002 € million	Q1 2001 € million	FY 2001 € million
Profit before tax - subsidiaries	49	66	248
Exceptional items	-	-	15
Depreciation and amortisation	59	59	236
Working capital change	(12)	(44)	19
Capital expenditure	(41)	(43)	(192)
Sales of fixed assets	-	4	27
Tax paid	(13)	(10)	(114)
Dividends from associates	-	-	11
Other	1	2	(3)
Free cash flow	43	34	247
Investments	(132)	(24)	(55)
Sale of businesses and investments	2	-	12
Share issues	2	-	2
Dividends	(3)	(2)	(95)
Net cash (outflow) / inflow	(88)	8	111
Debt acquired	(152)	-	(3)
Currency translation adjustments	(19)	(43)	(54)
(Increase) / decrease in net borrowing	(259)	(35)	54
Free cash flow (cent per share)	4.0	3.2	22.7

Market review

Dr. Michael Smurfit, Chairman & CEO, commented as follows "Our first quarter performance again reflects a reduced earnings contribution from SSCC, a satisfactory performance from our European businesses and another creditable performance from our Latin American operations.

As we emerge from the first quarter, business conditions and sentiment have clearly improved. In Europe, the general industry environment is supportive of price restoration for containerboard which should effectively offset higher input costs. We notified our European customers of price increases for kraftliner and testliner effective June 1. Our forward order book for kraftliner is now at its strongest level in five years. In Asia, both recycled fibre costs and containerboard pricing have increased.

In North America, industry inventories are at near-term lows and there are indications that consumer de-stocking may have run its course. Stock levels at all businesses fell by just 0.1% in January and February after an average monthly drop of 1% in the fourth quarter of 2001. US producers have also announced price increases for domestic and export linerboard. With necessary adjustments to its cost base, JSG, and the industry generally, is now in a better position to benefit from any pick up in demand."

Europe

Net sales of the Group's European operations were € 721 million in the first quarter, a 9% decrease on the comparable period in 2001. Operating profit decreased 26% to € 56 million against € 76 million in the first quarter of 2001. The decline in operating profit principally reflects a 36% decline in our packaging operations due to strike related downtime at our Facture mill, lower kraftliner volumes and lower paper prices year-on-year. Our Specialities Division operating profit increased 41% year-on-year reflecting restructuring undertaken at the end of 2001 and growth in our niche Bag-in-Box operations.

First quarter kraftliner volumes declined 5%; testliner volumes increased 1.3%. Kraftliner volumes declined 10% at the Facture mill, a consequence of strike related downtime, but were stable year-on-year at the Nettingsdorfer mill. The six day pay-related strike at our Facture mill has been resolved. As a consequence of stable inventory levels, satisfactory demand and rising input costs, JSG previously announced a price increase of € 40 to € 60 per tonne on kraftliner from June. European waste paper prices, which had been stable for approximately 15 months, have started to increase and JSG has announced a € 40 per tonne price increase in testliner.

Europe		Q1 '02 Volume growth
	Kraftliner	(5.0%)
	Testliner	1.3%
	Corrugated	(1.5%)

JSG's corrugated volumes declined 1.5% year-on-year. Most European countries of operation have experienced stable demand during the first quarter, however, shipment volumes were impacted by fewer shipping days in March due to the Easter holidays. Corrugated prices remain relatively stable. Sack volumes declined on the comparable period in 2001. Volume declines, however, were offset by modest price increases. Conversely, graphic board volumes were stable but pricing declined year-on-year.

Latin America

Net sales of the Group's Latin American operations were € 197 million in the first quarter, a 5% decrease on the comparable period in 2001. Operating profit decreased by 7% to € 23 million against € 25 million in the first quarter of 2001. Colombia and Mexico had a stable first quarter while Argentina and Venezuela continue to be challenging operating environments. Latin American containerboard volumes increased 5.7% on the first quarter of 2001 while corrugated volumes were flat year-on-year.

Containerboard and corrugated volumes, in Colombia and Mexico, increased year-on-year. Corrugated pricing started to recover in the first quarter following pressure throughout 2001. Our operations in Argentina and Venezuela continue to be profitable despite difficult economic circumstances. First quarter containerboard and corrugated volumes in Argentina declined year-on-year. JSG took 7,000 tons of downtime in Argentina in the quarter as a result of weak demand and credit concerns.

Venezuela also had a difficult quarter. Containerboard and corrugated volumes declined year-on-year, however, corrugated prices started to recover during the quarter. JSG took 1,500 tons (5% of capacity) of downtime in Venezuela, again reflecting soft demand.

Latin America		Q1 '02 Volume growth
	Containerboard	5.7%
	Corrugated	0.2%

North America

Net sales for the Group's subsidiaries in the US and Canada were € 164 million in the first quarter of 2002, a 2% increase on the comparable period in 2001. SSCC's sales are not consolidated. Operating profit, which includes our share of SSCC's operating profit, decreased 35% to € 31 million against € 48 million in the first quarter of 2001.

Changes in US GAAP to account for goodwill has impacted our associates tax charge in the first quarter. The 53.7% associates' tax rate charge reflects our share of SSCC's tax charge which has been applied to our share of SSCC's operating profit less goodwill amortisation.

North American Subsidiaries

Smurfit MBI had a good first quarter and volumes increased year-on-year. Our US subsidiary operations now consist of the Pomona Newsprint mill and the Election Equipment/Election printing business. The two businesses had contrasting results. The voting equipment business had a good quarter while newsprint had a poor quarter; newsprint prices were US$160 per ton lower than the first quarter of 2001.

Canada		Q1 '02 Volume growth
	Corrugated	0.9%

North American Associate

SSCC reported 2002 first quarter pre-tax profits of US$ 14 million on net sales of US$ 1,930 million against a pre-tax profit of US$ 46 million in 2001. The primary factors affecting profitability were persistent weakness in demand, the impact of containerboard downtime and product price erosion.

Jefferson Smurfit Group plc

Summary Group Profit and Loss Account

	3 Months to 31 March 2002 € 000 Unaudited	Restated 3 Months to 31 March 2001 € 000 Unaudited	Restated 12 Months to 31 Dec 2001 € 000 Unaudited
Turnover - continuing	**1,081,395**	1,161,994	4,511,650
Cost of sales	**780,401**	841,212	3,243,372
Impairment of tangible fixed assets	**-**	-	26,642
Gross profit	**300,994**	320,782	1,241,636
Net operating expenses	**233,263**	230,810	883,964
Reorganisation and restructuring costs	**-**	-	23,763
Operating profit subsidiaries - continuing	**67,731**	89,972	333,909
Share of associates' operating profit	**43,524**	59,306	242,212
Share of associates' restructuring costs	**(2,219)**	-	(10,895)
Total operating profit	**109,036**	149,278	565,226
Group net interest	**(18,997)**	(24,068)	(85,568)
Share of associates' net interest	**(32,247)**	(43,105)	(154,654)
Total net interest	**(51,244)**	(67,173)	(240,222)
Profit before taxation	**57,792**	82,105	325,004
Taxation			
Group	**17,380**	26,495	101,538
Share of associates	**4,861**	8,194	36,027
	22,241	34,689	137,565
Profit after taxation	**35,551**	47,416	187,439
Equity minority interests	**7,846**	5,574	37,022
Profit for the financial period	**27,705**	41,842	150,417
Dividends	**-**	-	79,021
Retained profits	**€ 27,705**	€ 41,842	€ 71,396
Earnings per ordinary share - Basic	**2.6c**	3.9c	13.9c
Earnings per ordinary share before exceptional items - Basic	**2.7c**	3.9c	19.0c
Earnings per ordinary share - Diluted	**2.5c**	3.8c	13.7c
Earnings per ordinary share before exceptional items - Diluted	**2.6c**	3.8c	18.7c

Jefferson Smurfit Group plc

Segmental Analyses

Sales - third party

	3 Months to 31 March 2002 € 000	%	3 Months to 31 March 2001 € 000	%	12 Months to 31 Dec 2001 € 000	%
Packaging	**610,814**	**56.5**	673,817	58.0	2,523,264	55.9
Specialities	**110,496**	**10.2**	121,325	10.4	489,061	10.8
Europe	**721,310**	**66.7**	795,142	68.4	3,012,325	66.7
United States and Canada	**163,550**	**15.1**	160,955	13.9	665,726	14.8
Latin America	**196,535**	**18.2**	205,897	17.7	833,599	18.5
	€ 1,081,395	**100.0**	€ 1,161,994	100.0	€ 4,511,650	100.0
Associates' third party sales	**€ 2,387,551**		€ 2,562,755		€ 10,464,839	
Share of associates	**€ 713,475**		€ 762,933		€ 3,131,693	

Profit before interest, exceptional items and taxation

	3 Months to 31 March 2002 € 000	%	3 Months to 31 March 2001 € 000	%	12 Months to 31 Dec 2001 € 000	%
Packaging	**42,487**	**38.2**	66,005	44.2	243,135	38.8
Specialities	**4,589**	**4.1**	3,245	2.2	23,890	3.8
Associates	**9,170**	**8.3**	7,159	4.8	24,556	3.9
Europe	**56,246**	**50.6**	76,409	51.2	291,581	46.5
Packaging	**3,838**	**3.4**	2,509	1.7	12,856	2.1
Associates	**27,585**	**24.8**	45,731	30.6	194,645	31.1
United States and Canada	**31,423**	**28.2**	48,240	32.3	207,501	33.2
Latin America	**22,836**	**20.5**	24,515	16.4	126,884	20.2
Asia (Associates)	**750**	**0.7**	114	0.1	560	0.1
Profit before interest, exceptional items and taxation	**111,255**	**100.0**	149,278	100.0	626,526	100.0
Group net interest	**(18,997)**		(24,068)		(85,568)	
Share of associates' net interest	**(32,247)**		(43,105)		(154,654)	
Profit before exceptional items	**€ 60,011**		€ 82,105		€ 386,304	

Jefferson Smurfit Group plc

Summary Group Balance Sheet as at

	31 March 2002	Restated 31 March 2001	Restated 31 Dec 2001
	€ 000	€ 000	€ 000
	Unaudited	Unaudited	Unaudited
Assets Employed			
Fixed Assets			
Intangible assets	**232,583**	153,330	156,517
Tangible assets	**2,458,947**	2,146,871	2,088,019
Financial assets	**1,610,219**	1,647,854	1,674,802
	4,301,749	3,948,055	3,919,338
Current Assets			
Stocks	**506,823**	444,206	423,510
Debtors	**1,195,945**	1,178,281	1,084,612
Cash at bank and in hand	**296,067**	422,682	440,109
	1,998,835	2,045,169	1,948,231
Creditors (amounts falling due within one year)	**1,570,742**	1,602,102	1,413,352
Net current assets	**428,093**	443,067	534,879
Total assets less current liabilities	**€ 4,729,842**	€ 4,391,122	€ 4,454,217
Financed by			
Creditors (amounts falling due after more than one year)	**1,588,428**	1,364,034	1,404,432
Government grants	**11,822**	11,633	12,290
Provisions for liabilities and charges	**386,569**	346,801	337,014
	1,986,819	1,722,468	1,753,736
Capital and Reserves			
Called up share capital	**333,230**	332,589	332,917
Share premium	**103,785**	100,339	102,022
Revaluation reserve	**10,579**	10,579	10,579
Other reserves	**303,164**	306,635	297,677
Profit and loss account	**1,811,317**	1,748,026	1,781,996
Group shareholders' funds (equity interests)	**2,562,075**	2,498,168	2,525,191
Minority interests (equity interests)	**180,948**	170,486	175,290
	2,743,023	2,668,654	2,700,481
	€ 4,729,842	€ 4,391,122	€ 4,454,217

This statement was approved by the board on 8 May 2002.

The above summarised Group Balance Sheet and the foregoing Group Profit and Loss Account do not constitute full accounts and except where indicated are unaudited. Full accounts for the year ended 31 December 2001, which received an unqualified audit report, will be filed with the Irish Registrar of Companies in due course.

Reconciliation of Movements in Shareholders' Funds

	3 Months to 31 March 2002 € 000 Unaudited	Restated 3 Months to 31 March 2001 € 000 Unaudited	Restated 12 Months to 31 Dec 2001 € 000 Unaudited
At beginning of year	**2,664,532**	2,505,175	2,505,175
Prior year adjustment	**(139,341)**	(118,445)	(118,445)
At beginning of year - restated	**2,525,191**	2,386,730	2,386,730
Profit for the financial period	**27,705**	41,842	150,417
Dividends	**-**	-	(79,021)
Retained profits	**27,705**	41,842	71,396
New share capital subscribed	**2,076**	-	2,011
Net translation gains on foreign currency net investments	**5,487**	69,596	60,638
Goodwill on Disposals	**1,616**	-	4,416
At end of period	**€ 2,562,075**	€ 2,498,168	€ 2,525,191

Note:

The Group results comprise the unaudited Group Profit and Loss Account for the three months ended 31 March 2002 and 31 March 2001 and the Group Balance Sheet at 31 March 2002 and 31 March 2001, together with the Group Profit and Loss account for the year ended 31 December 2001 and the Group Balance Sheet at 31 December 2001 which have been extracted from the Annual Report 2001 as restated for the implementation of FRS19.

The unaudited Group results have been prepared on the basis of the accounting policies set out in the Annual Report for the year ended 31 December 2001, with the exception of deferred tax as described below.

Prior Year Adjustment

From 1 January 2002, the Group is adopting FRS19 – 'Deferred Tax' which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. In adopting FRS 19, the Group has chosen not to discount deferred tax assets and liabilities. The cumulative effect of the change in policy has been accounted for as a prior year adjustment and previously reported figures have been restated.

For the three months ended 31 March 2001, the deferred tax adjustment resulted in an increase in the tax charge of €3,549,000. For the year ended 31 December 2001, the deferred tax adjustment resulted in an increase in the tax charge of €17,148,000.

Jefferson Smurfit Group (JSG), headquartered in Dublin, Ireland, is a world leader in containerboard, corrugated containers and other paper-based packaging products. Including associates, JSG has operations across 4 continents and 30 countries and an approximate 12 per cent share of global corrugated sales. JSG is listed on the Irish, London and New York Stock Exchanges under the tickers SMFT.I, SMFT.L & NYSE.JS and on the internet at www.smurfit-group.com

This press release may contain statements which, to the extent they are not historical fact, constitute "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 of the United States. Forward-looking statements are subject to inherent uncertainty and actual results could differ materially from those contemplated in such statements. No assurance can be given that any of the events anticipated by forward-looking statements will transpire or occur or, if any of them do, what impact they will have on our results from operations or financial condition. Factors that could cause actual results to differ materially include, but are not limited to, economic downturns which may constrain demand and pricing; capacity increases which may increase supply and affect pricing; competition; consolidation in the paper-based packaging industry; changes in law and regulations; volatility in the cost and availability of raw materials such as pulp and reclaimed paper; interest rate changes and other capital market conditions; currency rate changes; and technological factors.

PRESS RELEASE

Jefferson Smurfit Group plc

NYSE:JS SMFT.I SMFT.L

Disposal of Sequoia Voting Systems

Dublin, London & New York, 29 May, 2002: Jefferson Smurfit Group plc ("JSG") today announced that a wholly owned subsidiary, Smurfit Corrugated BV ("SCBV"), had agreed to dispose of an 85% interest in Sequoia Voting Systems Inc. ("Sequoia") in the USA to De La Rue PLC. The consideration for this transaction is approximately US$ 23 million (€ 24.8 million). JSG may receive further payments up to US$12 million (€ 13 million) based on Sequoia's performance over the next three years.

Sequoia is a leading provider of touch screen voting systems in the USA. Sequoia has installed over 35,000 Direct Record Electronic full face and touch screen voting machines in 16 US states.

De La Rue is a world leader in developing secure identity solutions for governments and secure cash management technologies. De La Rue also produces one in five of all the world's banknotes.

Peter Cosgrove, President of Sequoia commented: "We consider the acquisition by De La Rue to be a huge vote of confidence in the security and reliability of our touch screen voting technology." Cosgrove will continue to lead Sequoia as President and Chief Executive.

Ends

Contact:-

Brian Bell WHPR +353-1-669 0030

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5

The return must be delivered within one month after the allotment

Company number
8610

Company name *in full*
JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office
BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on

or made from 26/11/2001 to 14/12/2001

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the <u>first</u> date.

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
B. VAN DER WEERDEN	Ord €0.30	267,500
C/O JEFFERSON SMURFIT GROUP PLC		
BEECH HILL		
CLONSKEAGH		
DUBLIN 4		
IRELAND		

Continued on next page

Presenter's Name
Ernst & Young

Address
ERNST & YOUNG BUILDING, HARCOURT CENTRE,
HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference -

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
DENIS CRAMAZOU	Ord €0.30	20,000
51 RUE RENNEQUIN		
75017 PARIS		
FRANCE		
DEIRDRE MURPHY	Ord €0.30	20,000
47 GLANDORE ROAD		
GRIFFITH ROAD		
DUBLIN 9		
IRELAND		
FRANCIS MARY DOYLE	Ord €0.30	45,000
"GLENGARA"		
LOWER GLENAGEARY RD.		
GLENAGEARY, CO. DUBLIN.		
GERMAN ESGUERRA	Ord €0.30	27,500
C/O JEFFERSON SMURFIT GROUP PLC		
BEECH HILL		
CLONSKEAGH		
DUBLIN 4		
IRELAND		
ARTHUR HARROW	Ord €0.30	20,000
20 HERMITAGE DRIVE		
RATHFARNHAM		
DUBLIN 16		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
JOHN PATRICK COGHLAN	Ord €0.30	248,628
6 SCHOLARS MEWS		
WELWYN GARDEN CITY		
HERTS		
ENGLAND		
AL8 7JQ		
JOHN MCNICHOLL	Ord €0.30	20,000
10 THE GALLOPS		
DUBLIN ROAD		
NAAS		
CO. KILDARE		
IRELAND		
JOHN CHRISTOPHER O'LOUGHLIN	Ord €0.30	10,360
2 VESEY PARK		
LUCAN		
CO. DUBLIN		
IRELAND		
MICHAEL HICKEY	Ord €0.30	27,500
5 SEAVIEW PARK		
SHANKILL		
CO. DUBLIN		
MICHAEL BROWN	Ord €0.30	20,000
MEADOW VIEW FARM		
201 SIX HILLS ROAD		
WALTON-ON-THE WOLDS		
LEICESTER		
ENGLAND		
LE 12 8JF		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
MARK KENNY	Ord €0.30	27,500
12 LEESON VILLAGE		
DUBLIN 4		
IRELAND		
TIMOTHY BRADBURN	Ord €0.30	13,500
TRUANT COTTAGE		
1 MAIN STREET		
WHITTINGTON		
LICHFIELD		
STAFFS		
ENGLAND		
WS14 9JU		
Total :		767,488

Consideration for allotment(s) consists of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
258,988	Ord €0.30	€ 0.30	€ 1.2501	€ 323,760.8988
308,500	Ord €0.30	€ 0.30	€ 2.0061	€ 618,881.85
200,000	Ord €0.30	€ 0.30	€ 2.2855	€ 457,100.00

Denomination 1: €

Conversion Rate, if any 0.787564

Total value of consideration IR£1,102,387.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three* IR£ 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct [ ] Director [X] Company Secretary

Signature [signature] Date 19 December 2001

Name *Block letters please* MR. MICHAEL O'RIORDAN

Companies Capital Duty

Calculation of Duty

Company number
8610

Statement required under
Section 69, Finance Act, 1973, as amended

Date of allotment(s) made on ______
notes one and two

or made from 26/11/2001 to 14/12/2001

E

Value of assets contributed or to be contributed

1. Total from section C	1,102,387.00
+	
2. Total from section D	0.00
3. Total 1 + 2 above	1,102,387.00
4. Expenses *note four*	
5. Total 3 - 4	1,102,387.00

F

Nominal value of shares allotted

€ 230,246.40	1. Amount/Denomination
	2. Conversion Rate
230,246.40	3. Amount in IR£

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details, including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	1,102,387.00
Stamp Duty at £1 per £100 or part thereof	11,024.00
+	
Interest for 0 months *note five*	0.00
Total Due (CCD)	11,024.00
+ £10 Companies Office Registration Fee	
Total Due (CCD + Reg.Fee)	11,034.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest £1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Section 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents
Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

Companies Acts 1963 to 2001

B1

Company number

8610

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: JEFFERSON SMURFIT GROUP PLC

Return made up to *note one*: Day 18 Month 05 Year 2002

Financial year *note two*: From Day 01 Month 01 Year 2001 To Day 31 Month 12 Year 2001

Registered office *note three*:
BEECH HILL, CLONSKEAGH,
DUBLIN 4

Other addresses *note four*

Address	Register(s)/documents held at this address

Secretary

Surname: O'RIORDAN — Former surname
Forename *note five*: MICHAEL — Former forename *note five*
Residential address *note five*:
26 CARRICKMINES CHASE, BRENNANSTOWN ROAD,
DUBLIN 18,
IRELAND

Donations for political purposes *note six*

Name of person or political party to whom donation was made	Value of donation
NONE	

Presenter details

Name: Ernst & Young
Address: Ernst & Young Building, Harcourt Centre, Harcourt Street, Dublin 2, Ireland,
DX number — DX exchange
Telephone number: 475 0555 — Fax number
Email — Reference number

Capital - Nominal

Nominal Share Capital 420,364,200 EUR

Class	Number	Value Per Share
Ordinary	1,401,214,000	0.30 EUR

Capital - Issued

Total Issued Capital **766,196,441** EUR

Issued Amounts

Paid up on shares issued for cash	453,916,477 EUR
Considered paid on other shares	312,279,964 EUR
Total calls unpaid	

Shares Issued

Consideration – all cash

Class	Number	Amount called up per share	Amount paid per share	Total amount paid
Ordinary	152,607,360	see schedule 1(a) attached		453,916,477 EUR
Totals	152,607,360 (A)			

Consideration – not all cash

Class	Number	Amount called up per share	Amount considered paid per share	Total amount considered paid
Ordinary	958,714,195	see schedule 1(b) attached		312,279,964 EUR
Totals	958,714,195 (B)			

Total number of shares issued (A) plus (B) **1,111,321,555**

This total must agree with the total number of shares held by existing members as stated in the "List of Past and Present Members" section of the return

Other Share/Debenture Details

Details of shares forfeited, shares/debentures issued at discount or on which a commission was paid including share class number of shares and amounts in each case.

List of past and present members

Persons holding shares on ☐ the 14th day after the annual general meeting or ☐ the date to which the annual return has been made up for 2002 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note ten*

notes five and eleven

	Share Class	Numbers held *note twelve*	Number transferred & date *note thirteen*	Particulars of transferee *note thirteen*
Name				
Address				
SEE SCHEDULE 2 ATTACHED				
Folio no.				
Name				
Address				
Folio no.				
Name				
Address				
Folio no.				
Name				
Address				
Folio no.				

Total number held ____________

The total number of shares held must agree with the total number of issued shares given in the **Shares issued** section (total of **(A)** plus **(B)**).

Directors *(including shadow directors)*	Surname REYNOLDS	Former surname NONE
	Forename ALBERT *note five*	Former forename NONE *note five*
Date of birth	Day 03 Month 11 Year 1932	Irish resident *note fourteen* X
Residential address *note five*	18 AYLESBURY ROAD DUBLIN IRELAND, DUBLIN 4	
Business occupation	MEMBER OF PARLIAMENT	Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
AON MacDonagh Boland Group Limited	Ireland	046806
Bula Resources (Holdings) plc	Ireland	33738
See attached list		

	Surname SMURFIT	Former surname NONE
	Forename ANTHONY PAUL JAMES *note five*	Former forename NONE *note five*
Date of birth	Day 19 Month 12 Year 1963	Irish resident *note fourteen* X
Residential address *note five*	FORENAGHTS STUD FARM, JOHNSTOWN NAAS, CO. KILDARE IRELAND	
Business occupation	COMPANY DIRECTOR	Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Jefferson Holdings Limited	Ireland	25442
Jefferson Holdings Limited	Ireland	25442
See attached list		

	Surname MCGANN	Former surname NONE
	Forename GERARD WILLIAM *note five*	Former forename NONE *note five*
Date of birth	Day 25 Month 08 Year 1950	Irish resident *note fourteen* X
Residential address *note five*	'CHERRYFIELD', STONEHOUSE DONNYBROOK, DUBLIN 4 IRELAND	
Business occupation	COMPANY DIRECTOR	Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
AON MacDonagh Boland Group Limited	Ireland	046806
Beech Hill Pension Trustees Limited	Ireland	87870
See attached list		

Directors
(including shadow directors)

Surname KILROY — Former surname NONE

Forename HOWARD EDWARD — Former forename NONE
note five — *note five*

Date of birth: Day 3 0 Month 0 1 Year 1 9 3 6 — Irish resident *note fourteen* [ ]

Residential address *note five*
22 COLIEMORE ROAD, DALKEY
CO. DUBLIN

Business occupation: COMPANY DIRECTOR — Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Arnotts plc	Ireland	
Cowper Care Centre Limited	Ireland	
See attached list		

Surname MALLOY — Former surname NONE

Forename JAMES BARCLAY — Former forename NONE
note five — *note five*

Date of birth: Day 0 3 Month 1 0 Year 1 9 2 7 — Irish resident *note fourteen* [ ]

Residential address *note five*
22 WEST BRENTMOOR PARK, ST LOUIS
UNITED STATES, MO 63105

Business occupation: COMPANY DIRECTOR — Nationality UNITED STATES

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Consolidated Freightways Corporation	United States	
See attached list		

Surname O'DWYER — Former surname NONE

Forename JAMES — Former forename NONE
note five — *note five*

Date of birth: Day 0 2 Month 0 3 Year 1 9 4 7 — Irish resident *note fourteen* [X]

Residential address *note five*
ORIEL LODGE, BLACKROCK
CO. DUBLIN, DUBLIN
IRELAND

Business occupation: SOLICITOR — Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Arthur Cox - (Chairman)	Ireland	
Bacchantes (Ireland) Limited	Ireland	141594
See attached list		

Directors
(including shadow directors)

Surname THOMPSON | Former surname NONE

Forename JAMES ROBERT | Former forename NONE
note five | *note five*

Date of birth: Day 08 Month 05 Year 1936 | Irish resident *note fourteen* [ ]

Residential address *note five*
33 E. BELLEVUE PLACE, CHICAGO
ILLINOIS, U.S.A. 60611-1155

Business occupation LAWYER | Nationality U.S.A

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
FMC Corporation	United States	
FMC Technologies Inc.	United States	
See attached list		

Surname RAFFERTY | Former surname NONE

Forename MARTIN | Former forename NONE
note five | *note five*

Date of birth: Day 22 Month 02 Year 1933 | Irish resident *note fourteen* [X]

Residential address *note five*
PARK HOUSE, SILCHESTER PARK
GLENAGEARY, CO. DUBLIN
IRELAND

Business occupation COMPANY DIRECTOR | Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Allianz/Irish Life Holdings plc	Ireland	153029
Church and General Insurance plc	Ireland	2667
See attached list		

Surname REDMOND | Former surname NONE

Forename MARY | Former forename NONE
note five | *note five*

Date of birth: Day 25 Month 08 Year 1950 | Irish resident *note fourteen* [X]

Residential address *note five*
36 WELLINGTON ROAD, BALLSBRIDGE
DUBLIN 4
IRELAND

Business occupation SOLICITOR | Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Campbell Bewley Group Limited	Ireland	7480
Rotha Teoranta	Ireland	302282
See attached list		

Directors
(including shadow directors)

Surname GLEESON | Former surname NONE

Forename PETER JOSEPH P. | Former forename NONE
note five | *note five*

Date of birth: Day 04 Month 12 Year 1946 | Irish resident *note fourteen* [X]

Residential address *note five*
MELFORT, 19 SHREWSBURY ROAD
BALLSBRIDGE, DUBLIN 4
IRELAND

Business occupation: COMPANY DIRECTOR | Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Castle Hosiery Company Limited	Ireland	8841
Castle Knitwear (Export) Co. Limited	Ireland	57491
See attached list		

Surname WRIGHT | Former surname NONE

Forename PATRICK JOSEPH | Former forename NONE
note five | *note five*

Date of birth: Day 14 Month 05 Year 1941 | Irish resident *note fourteen* [X]

Residential address *note five*
ANNA LIVIA, STREAMSTOWN
MALAHIDE, CO. DUBLIN
IRELAND

Business occupation: COMPANY DIRECTOR | Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
Aer Lingus Group plc	Ireland	211168
Aer Lingus Investments Limited	Ireland	160281
See attached list		

Surname MAC SHARRY | Former surname NONE

Forename RAY | Former forename NONE
note five | *note five*

Date of birth: Day 29 Month 04 Year 1938 | Irish resident *note fourteen* [X]

Residential address *note five*
ALCANTARA, PEARSE ROAD
SLIGO
IRELAND

Business occupation: COMPANY DIRECTOR | Nationality IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
2003 Special Olympics World Summer Games Ltd.	Ireland	295190
Coillte Teoranta (The Irish Forestry Board)	Ireland	138108
See attached list		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)
note seventeen

The company is not a private company. [✓]

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. [ ]

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. [ ]

Signed
Director | Secretary

This Appendix lists the other directorships of the directors of
JEFFERSON SMURFIT GROUP PLC

Director: *Gleeson Peter Joseph P.*

Other current Directorships	Registered at	Comp. No.
Gleeson Properties Development Co. Limited	Ireland	5066
Gleesons Limited	Ireland	14417
Glen Abbey Knitting Company (Ireland) Limited	Ireland	127488
Oldcove Limited	Ireland	175913
Smurfit Group Pension Trustees Limited	Ireland	38206
William J. Gleeson & Co.	Ireland	14456

Director: *Kilroy Howard Edward*

Other current Directorships	Registered at	Comp. No.
CRH Plc	Ireland	12965

Director: *Mac Sharry Ray*

Other current Directorships	Registered at	Comp. No.
European Movement	Ireland	21130
Green Property plc	Ireland	23013
Jefferson Smurfit Foundation Trustees Limited	Jersey	29486
London City Airport Limited	England	UK1963361
Meritorial Limited	Ireland	138773
Ryanair Holdings plc	Ireland	249885
Ryanair Limited	Ireland	104547
The Governor and Company of the Bank of Ireland	Ireland	C1

Director: *McGann Gerard William*

Other current Directorships	Registered at	Comp. No.
Carton de Colombia, S.A.	Colombia	90.300.406
Carton de Venezuela, S.A.	Venezuela	00005666-8
Emerge Smart	Ireland	240676
Irish America, Inc.	United States	862880166
Irish Tribune, Inc.	United States	727313031
Leefung-Asco Printers Holdings Limited	Bermuda	F5164
Smurfit Group Pension Trustees Limited	Ireland	38206
Smurfit-MBI	Canada	UNKNOWN

Director: *O'Dwyer James*

Other current Directorships	Registered at	Comp. No.
Charlotte Quay Management Services Limited	Ireland	187894
Jerdip Properties	Ireland	260975
Lamington Company	Ireland	158790
Nangor Holdings	Ireland	96977
Omen (Ireland) Limited	Ireland	58040
University College Dublin Foundation Limited	Ireland	266667

Director: [illegible]

Other current Directorships	Registered at	Comp. No.
Insurance Corporation of Ireland plc	Ireland	143108
Readymix plc	Ireland	22916
Ulster Bank Limited	Ireland	90050
United Drugs plc	Ireland	12244

Director: *Redmond Mary*

Other current Directorships	Registered at	Comp. No.
The Barretstown Gang Camp Fund Limited	Ireland	194322
The Governor and Company of the Bank of Ireland	Ireland	

Director: *Reynolds Albert*

Other current Directorships	Registered at	Comp. No.
Inflight ATI plc	Ireland	304961
Life Energy and Technology Holdings Limited	Ireland	333446
Moorview Development Limited	Ireland	167944

Director: *Smurfit Anthony Paul James*

Other current Directorships	Registered at	Comp. No.
Munksjö AB	Sweden	556000-2262
Nettingsdorfer Papierfabrik AG & CO KG	Austria	FN 88488 F
Smurfit Goethe	France	PARISB 414804070
The Irish National Stud Company	Ireland	11451

Director: *Thompson James Robert*

Other current Directorships	Registered at	Comp. No.
Hollinger International, Inc.	United States	
Maximus Inc	United States	
Navigant Consulting	United States	
Prime Group Realty Trust	United States	
Prime Retail, Inc	United States	

Director: *Wright Patrick Joseph*

Other current Directorships	Registered at	Comp. No.
Aer Lingus Ltd	Ireland	9215
Aer Lingus Shannon Ltd	Ireland	11804
Anglo Irish Bank Corporation plc	Ireland	22045
AON MacDonagh Boland Group Limited	Ireland	046806
IBEC Limited	Ireland	8706
Smurfit Ireland Pension Trustees Limited	Ireland	
The RTE Authority	Ireland	SEMI-STATE BODY

This Appendix lists the past directorships of the directors of
JEFFERSON SMURFIT GROUP PLC

Director: *Gleeson Peter Joseph P.*

Other past Directorships	Registered at	Comp. No.
Blainroe of Ireland Limited	Ireland	165745

Director: *Kilroy Howard Edward*

Other past Directorships	Registered at	Comp. No.
Aldiscon Limited	Ireland	136206
Aran Energy plc	Ireland	39227
Cartoenvases Valencia, S.A.	Venezuela	J-07502121-5
Carton de Venezuela, S.A.	Venezuela	00005666-8
Cartones Nacionales, S.A.	Venezuela	J-00005669-2
Cat International	Ireland	228684
Cat Limited	Bermuda	EC119-9579
Computer Services Limited	Ireland	10461
Corrugadora de Carton, S.A.	Venezuela	J-00009001-7
European Paper and Packaging Investment Corporation, S.A.	Spain	A25004706
Jefferson Smurfit Corporation U.S.	United States	36-2659288
JSCE, Inc.	United States	37-1337160
Papelera Navarra S.A.	Spain	B-31749906
Reforestadora Dos Refordos, C.A.	Venezuela	J-00312985-2
Reforestadora Uno Reforuno, C.A.	Venezuela	J-00312984-4
Smurfit Espana, S.A.	Spain	UNKNOWN
Smurfit Publications Limited	Ireland	66458
The Governor and Company of the Bank of Ireland	Ireland	C1
Union Grafica, S.A.	Venezuela	J-00037442-2

Director: *Mac Sharry Ray*

Other past Directorships	Registered at	Comp. No.
eircom plc	Ireland	98789
Galtee Deer Care Limited	Ireland	168108
Hannon Poultry Exporting Company Ltd	Ireland	62945
UMS Group Limited	Ireland	208730

Director: *Malloy James Barclay*

Other past Directorships	Registered at	Comp. No.
BCTMP Management Limited	Canada	UNKNOWN
Jefferson Smurfit Corporation U.S.	United States	36-2659288
Mercantile Bancorporation	United States	43-0951744
Pacific Recycling Company, Inc.	United States	95-4201641
PCL Industries Limited	Canada	
Smurfit Paperboard Inc.	United States	43-1531059
Smurfit Pension and Insurance Services Company	United States	37-1095226
SPL Aviation Limited	Gibraltar	98-0121094

Director: *McGann Gerard William*

Other past Directorships	Registered at	Comp. No.
Cardiac Surgical Foundation	Ireland	209646

Director: *McGann Gerard William*

Other past Directorships	Registered at	Comp. No.
Compania Hispano Irlandesa D'Aviacion S.A	Spain	9082
Copthome Hotel Holdings Limited	England	627049
Express Foods Group Ireland Limited	Ireland	22854
Fibras Limited	Bermuda	EC12616
Gilbeys of Ireland (R&D) Limited	Ireland	7786
Gilbeys of Ireland Limited	Ireland	11777
Gilbeys of Ireland Sales Limited	Ireland	112294
Gilbeys of Northern Ireland Limited	Northern Ireland	NI21315
Institute of Accounting Technicians	Ireland	100175
Lamington Company	Ireland	158790
London Tara Hotel Limited	England	1005559
Lufthansa Airmotive Ireland (Dublin) Limited	Ireland	145999
Lufthansa Airmotive Ireland Holdings Limited	Ireland	146298
Lufthansa Airmotive Ireland Leasing Limited	Ireland	140891
Lufthansa Airmotive Ireland Limited	Ireland	101613
Masser Waterford Ironfounders plc	Ireland	15529
Nangor Holdings	Ireland	96977
Pages S.A.	France	
Parc Limited	Ireland	75942
R & A Bailey & Company	Ireland	210386
Selviac Nederland B.V.	Netherlands	
Smurfit Finance Limited	Ireland	065808
Team Aer Lingus Limited	Ireland	151664
The Enterprise Trust	Ireland	180333
UDV Ireland Group Ltd	Ireland	74337
UDV Operations Ireland Limited	Ireland	17306

Director: *O'Dwyer James*

Other past Directorships	Registered at	Comp. No.
Applied Magnetics (Ireland) Limited	Panama	902143
Applied Magnetics Ireland, Limited Inc.	Ireland	2143
Attleborough Limited	Ireland	79740
Bradwell Limited	Ireland	80052
Calandrina Holdings	Ireland	163285
Chemical Ireland Custody and Trustee Services Limited	Ireland	145540
Chemical Ireland Fund Administrators Limited	Ireland	168603
Chemical Ireland Limited	Ireland	168604
Classic Thoroughbreds Investments Limited	Ireland	136236
Classic Thoroughbreds plc	Ireland	120052
Lakemore Holdings	Ireland	143759
Nacanco Netherlands B.V.	Netherlands	132553
Nacanco Netherlands BV	Netherlands	E 1996
NFC International Holdings (Ireland) Limited	Ireland	263248
Rathfamham Castle Developments Limited	Ireland	62982
Rexam Beverage Can Ireland Limited	Ireland	61800
Setanta Centre Limited	Ireland	141594
Tesanta Trust Company Limited	Ireland	141595
Thoroughbred Yearlings Limited	Ireland	123662

Director: *Rafferty Martin*

Other past Directorships	Registered at	Comp. No.
Aer Lingus Group plc	Ireland	211168
Aer Lingus Investments Limited	Ireland	160281
Aer Lingus plc	Ireland	9215
Aer Lingus Shannon plc	Ireland	11804
Greencore plc	Ireland	170116
Industrial Development Authority	Ireland	UNKNOWN
Lombard and Ulster Banking Limited	Ireland	18017
Lyons Irish Holdings plc	Ireland	18585

Director: *Rafferty Martin*

Other past Directorships	Registered at	Comp. No.
Norish plc	Ireland	051842
Ulster Bank Investment Managers Limited	Ireland	141475
Ulster Bank Markets Limited	Ireland	25766

Director: *Redmond Mary*

Other past Directorships	Registered at	Comp. No.
The Bridgefoot Press	Ireland	
The Irish Hospice Foundation	Ireland	
The RTE Authority	Ireland	SEMI-STATE BODY

Director: *Reynolds Albert*

Other past Directorships	Registered at	Comp. No.
A.P.R. Resources (PTE)	Singapore	
iairton Limited	Ireland	228648
C.D. Foods Limited	Ireland	26191
China Strategic Holdings (H.K.) Limited	Hong Kong	29649
Teleplan Holdings (Ireland) Limited	Ireland	235734

Director: *Smurfit Anthony Paul James*

Other past Directorships	Registered at	Comp. No.
Aer Rianta	Ireland	9401
Aer Rianta International Cuideachta phoibli theoranta	Ireland	133481
Bacchantes Limited	Isle of Man	31054
Bacchantes Properties Limited	Isle of Man	42989
Jefferson Smurfit Foundation Trustees Limited	Jersey	29496
Smurfit Art Foundation Limited	Isle of Man	47581
Smurfit Group Pension Trustees Limited	Ireland	38206
Smurfit Holdings France S.A.	France	B 380299768
Smurfit Investments France S.A.	France	B 378330096
Smurfit Socar	France	B 712 063 122
Societe Financiere De La Rue Goethe	France	PARIS B 40872622

Director: *Thompson James Robert*

Other past Directorships	Registered at	Comp. No.
American National Can	United States	
Cypnet, Inc	United States	
Jefferson Smurfit Corporation U.S.	United States	36-2659288
Metal Management, Inc	United States	
Prime Retail.com	United States	
Union Pacific Resources Inc.	United States	

Director: *Wright Patrick Joseph*

Other past Directorships	Registered at	Comp. No.
AON Beech Hill Limited	Ireland	93398
Bainton Holdings	Ireland	55863
Beech Hill Pension Trustees Limited	Ireland	87870
Belenos Publications Limited	Ireland	052960

Other past Directorships	Registered at	Comp. No.
Bord Iascaigh Mhara	Ireland	N/A
Carton de Venezuela, S.A.	Venezuela	00005666-8
Confederation of Irish Industry	Ireland	8706
Consolidated Plastics Limited	Ireland	124098
CV Packaging Limited	Ireland	162204
Executive Travel Group Limited	Ireland	1993
Industrial Yarns Bray Limited	Ireland	122206
Irish Landscape Company Limited	Ireland	26132
Irish Nursery and Landscape Company Limited	Ireland	26063
Kids Sports Limited	Ireland	147988
National Sawmills Limited	Ireland	48178
Patchford Limited	Ireland	118960
Smurfit Group Pension Trustees Limited	Ireland	38206
Smurfit Paribas Bank Limited	Ireland	079914
Smurfit Toyo Holdings Pte. Ltd.	Singapore	199506181G
Smurfit UK Pension Trustees Limited	England	1188881
Smurfit-MBI	Canada	UNKNOWN
Woodfab Cork Limited	Ireland	75736
Woodfab Holdings Limited	Ireland	105836
Woodfab Limited	Ireland	35110

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5 (Euro)

The return must be delivered within one month after the allotment

Company number
8610

Company name *in full*
JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office
BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two*
made on
or made from 04/02/2002 to 21/02/2002

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	*Share class*	*Number of shares allotted*
BERNARD F. LYONS	Ord €0.30	22,500
60 OFFINGTON LAWN		
SUTTON		
DUBLIN 13		
IRELAND		

Continued on next page

Presenter's Name: Ernst & Young

Address: ERNST & YOUNG BUILDING, HARCOURT CENTRE, HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference -

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
CLAIRE FRY	Ord €0.30	15,000
FLAT 7		
1 CLYDE ROAD		
BALLSBRIDGE		
DUBLIN 4		
IRELAND		
DAVID ELKINGTON	Ord €0.30	348
17 NAB HILL AVE.		
LEEK		
STAFFS.		
ENGLAND		
ST13 8EF		
DEAN FERRIS	Ord €0.30	516
6 HAWTHORN TERRACE		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 6AW		
EILEEN BROWN	Ord €0.30	116
8 WELLBANK ROAD		
DONWELL		
WASHINGTON		
TYNE WEAR		
ENGLAND		
NE37 1NH		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
GARETH GESTON	Ord €0.30	258
45 SANDON STREET		
LEEK		
STAFFS		
ENGLAND		
ST13 5QS		
GARY RONALD SPOONER	Ord €0.30	258
9 ST. EDWARDS ROAD		
CHEDDLETON		
NR. LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 7JP		
IAIN SWIFT	Ord €0.30	1,740
7 KING STREET		
EARLS BARTON		
NORTHAMPTON		
ENGLAND		
NN6 0LQ		
JAMES ALEXANDER ROBERTSON	Ord €0.30	45,000
GREEN ACRES HOUSE		
STOCKING LANE		
RATHFARNHAM, DUBLIN 16		
JOHN FRANCIS KENNEDY	Ord €0.30	8,000
1 THE MARINA		
MALAHIDE		
CO. DUBLIN.		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
JOHN KALOW	Ord €0.30	464
4 FROME GARDENS		
LOWFELL		
GATESHEAD		
TYNE WEAR		
ENGLAND		
NE9 6UW		
JOHN RICHARDSON	Ord €0.30	516
43 SANDON STREET		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 5QS		
JOSE-RUIZ ZORRILLA	Ord €0.30	27,500
ALABAMA 92		
COL NAPOLES		
MEXICO DF		
MEXICO 03810		
MEXICO		
KATHLEEN O'CONNOR	Ord €0.30	2,251
12 KEMPTON COURT		
ASHTOWN		
DUBLIN 7		
IRELAND		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
LINDA BOWCOCK	Ord €0.30	348
11 HIGH LANE		
LEEK		
STAFFS		
ENGLAND		
ST13 7DY		
LIAM MCGRATH	Ord €0.30	20,000
KILBRIDE ROAD		
KILBRIDE		
ARKLOW		
CO. WICKLOW		
IRELAND		
MARK FERRIS	Ord €0.30	516
39 CARLTON TERRACE		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 6HE		
MICHAEL GRAHAM	Ord €0.30	516
75 TITLESWORTH AVENUE		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 6PS		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
MARK SLEVIN	Ord €0.30	27,500
11 STANHOPE ROAD		
BOWDON		
CHESHIRE		
ENGLAND		
WA14 3LA		
PAUL CHRISTOPHER CLOWES	Ord €0.30	258
80 ARGLES ROAD		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 6PG		
PHILIPPE TONDEUR	Ord €0.30	15,000
LE CORONADO		
20 AVENUE DE FONTRIEILLE		
98000 MONACO		
MONACO		
STEPHEN HOWARD CLOWES	Ord €0.30	516
43 GROVE STREET		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 8DX		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
STEVEN LOMAS	Ord €0.30	387
2 ALMA STREET		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 8EH		
TERENCE ROBERT SIMS	Ord €0.30	1,291
12 SPRINGFIELD DRIVE		
FORSBROOK		
STAFFORDSHIRE		
ENGLAND		
ST11 9DF		
GABRIEL VASQUEZ	Ord €0.30	27,500
CALLE 7 OESTE 25C - 09		
BARRIO LOS CRISTALES		
CALI		
COLOMBIA		
WAYNE SMITH	Ord €0.30	129
10 WEST VIEW CLOSE		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 8ES		
Total :		218,428

B

Consideration for allotment(s) consists of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
8,000	Ord €0.30	€ 0.30	€ 1.2501	€ 10,000.80
10,428	Ord €0.30	€ 0.30	€ 1.85	€ 19,291.80
200,000	Ord €0.30	€ 0.30	€ 2.0061	€ 401,220.00

Denomination 1: €

Conversion Rate, if any

Total value of consideration €430,512.60

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

te Three ı ne total value of the consideration must be stated for allotments for non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct [ ] Director [X] Company Secretary

Signature [signature] Date 25 February 2002

Name *Block letters please* MR. MICHAEL O'RIORDAN

Companies Capital Duty

Calculation of Duty

Company number
8610

Statement required under
Section 69, Finance Act, 1973, as amended

Date of allotment(s)
notes one and two

made on

or made from 04/02/2002 to 21/02/2002

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted

	E	F	
1. Total from section C	€ 430,512.60	€ 65,528.40	1. Amount/Denomination
2. Total from section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 430,512.60	€ 65,528.40	3. Amount in €
4. Expenses *note four*	€		
5. Total 3 - 4	€ 430,512.60		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details, including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 430,512.60
Stamp Duty at €1.27 per €127.00 or part thereof	€ 4,305.30
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 4,305.30
€12.70 Companies Office Registration Fee	
Total Due (CCD + Reg.Fee)	€ 4,318.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

COMPANIES REGISTRATION OFFICE

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 1999

Registration fee stamp to be affixed above

B10

Section 195, Companies Act, 1963
Section 51, Companies Act, 1990

Company Number

8610

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships S.195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form.

Company Name *in full* JEFFERSON SMURFIT GROUP PLC

Please complete using black block capitals or typewriting.

gives notice of the following change(s)1

MARTIN RAFFERTY CHANGED ADDRESS TO PARK HOUSE, SILCHESTER PARK, GLENAGEARY, CO. DUBLIN, IRELAND,

Note 1
Give details of change(s) and specify date. Only changes w... occur on the same d... ...y be registered by th... ...fication. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Date change(s) take(s) effect	Day	Month	Year
	01	MAY	2001

Particulars of new Directors (including shadow directors) / secretary 2

Surname3	*Forename*
Former surname5	Former forename5
Business occupation4	Date of Birth4
Home address 3	Nationality4

Note 2
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Other directorships6	Registered at7	Company number

I hereby consent to act as director/secretary of the aforementioned company 2

Signature　　Date

Note 3
In... full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

I hereby certify that the particulars contained in this form are correct

☐ **Director**　☒ **Company Secretary**

Signature [signature]　　Date 30 January 2002

Name *Block letters please*

Presenter's Name
Ernst & Young

Address
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

Note 4
Applicable to directors only.

Telephone Number 475 0555　　Reference

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5 (Euro)

The return must be delivered within one month after the allotment

Company number 8610

Company name *in full*

JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office

BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on

or made from 11/01/2002 to 30/01/2002

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
KENNETH GREENE	Ord €0.30	22,500
KENNOLLS		
5 ARKENDALE ROAD		
GLENAGEARY		
CO. DUBLIN		
IRELAND		

Continued on next page

Presenter's Name: Ernst & Young

Address: ERNST & YOUNG BUILDING, HARCOURT CENTRE, HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
RAYMOND MICHAEL CURRAN	Ord €0.30	220,000
17, ARD NA MARA CRESCENT		
MALAHIDE		
CO. DUBLIN		
VICTOR RIERA C/o Jefferson Smurfit Group,	Ord €0.30	27,500
Beech Hill, Clonskeagh, Dublin 4		
Total :		270,000

B

Consideration for allotment(s) consists of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
270,000	Ord €0.30	€ 0.30	€ 2.0061	€ 541,647.00

Denomination 1: €

Conversion Rate, if any

Total value of consideration: €541,647.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct [ ] Director [X] Company Secretary

Signature [signature] Date 01 February 2002

Name *Block letters please* MR. MICHAEL O'RIORDAN

Companies Capital Duty

Calculation of Duty

Company number
8610

Statement required under
Section 69, Finance Act, 1973, as amended

Date of allotment(s)
notes one and two

made on ____

or made from 11/01/2002 to 30/01/2002

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from section C	€ 541,647.00	€ 81,000.00	1. Amount/Denomination
+			
2. Total from section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 541,647.00	€ 81,000.00	3. Amount in €
4. Expenses *note four*	€		
5. Total 3 - 4	€ 541,647.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details, including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 541,647.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Stamp Duty at €1.27 per €127.00 or part thereof	€ 5,416.55
+	
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 5,416.55
+ €12.70 Companies Office Registration Fee	
Total Due (CCD + Reg.Fee)	€ 5,429.25

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments **Companies Acts 1963 to 1999**

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5 (Euro)

The return must be delivered within one month after the allotment

Company number
8610

Company name *in full*
JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office
BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*
made on
or made from 26/02/2002 to 08/03/2002

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
ANDERS BEIMARK	Ord €0.30	20,000
YTTERAN 2424		
83044 NALDEN		
SWEDEN		

Continued on next page

Presenter's Name: Emst & Young

Address: ERNST & YOUNG BUILDING, HARCOURT CENTRE, HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
ANDREW COOPER	Ord €0.30	258
61 NOVI LANE		
LEEK		
STAFFORDSHIRE		
ENGLAND		
ST13 6NY		
ALAIN MERLE	Ord €0.30	20,000
6 ALLEE DU VIEUX NOYER		
59910 BONDUES		
FRANCE		
BERNARD BROOKS	Ord €0.30	588
2 COURT 14		
MILTON ROAD		
WITHAM		
ESSEX		
ENGLAND		
CM8 2RT		
BERNARD LEFEBVRE	Ord €0.30	20,000
LE REGOURDOU		
24290 MONTIGNAC		
FRANCE		
DAVID BOSTOCK	Ord €0.30	535
11 HIGHER WOODCROFT		
LEEK		
STAFFS		
ENGLAND		
ST13 5QF		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
GABRIELLE LINGL	Ord €0.30	20,000
32 QUAI J CHARLES REY		
98000 MONACO		
MONACO		
JACQUES LANNEAU	Ord €0.30	20,000
5 IMPASSE ALAIN GERBAULT		
19100 BRIVE		
FRANCE		
KEITH ELLIOTT	Ord €0.30	20,000
MARAZION		
WATLINGTON STREET		
NETTLEBED		
OXFORDSHIRE		
ENGLAND		
RG9 5AE		
MARIE-ANTOINETTE BELLONE	Ord €0.30	20,000
7 AVENUE DE GRANDE BRETAGNE		
MC 98000		
MONACO		
MICHEL DEJEAN	Ord €0.30	20,000
169 RUE SAINT JACQUES		
F-75005 PARIS		
FRANCE		
MICHAEL RICHARD PETTIGREW	Ord €0.30	22,500
ARDEEVIN		
MARLBOROUGH ROAD		
GLENAGEARY, CO. DUBLIN		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
PIERRE DE TALENCE	Ord €0.30	20,000
103 RUE DES ROSIERS		
92500 RUEIL-MALMAISON		
FRANCE		
PETER FRANCIS WEBSTER	Ord €0.30	135,000
MOORSIDE		
WINDGATE ROAD		
BAILY CO DUBLIN		
STEPHEN BOSTOCK	Ord €0.30	1,251
27 MILLTOWN WAY		
LEEK		
STAFFS		
ENGLAND		
ST13 5SZ		
SIOBHAN GORMAN	Ord €0.30	20,000
GLENMORE		
VICTORIA TERRACE		
NAAS		
CO. KILDARE		
IRELAND		
SIA MEMARNIA	Ord €0.30	20,000
28 RALEIGH CLOSE		
CHATHAM		
KENT		
ENGLAND		
ME5 7SB		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
TIMOTHY BRADBURN	Ord €0.30	6,500
TRUANT COTTAGE		
1 MAIN STREET		
WHITTINGTON		
LICHFIELD		
STAFFS		
ENGLAND		
WS14 9JU		

Total : 386,632

B

Consideration for allotment(s) consists of ***(✓ as appropriate)***

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,786	Ord €0.30	€ 0.30	€ 1.86	€ 3,321.96
846	Ord €0.30	€ 0.30	€ 1.87	€ 1,582.02
371,000	Ord €0.30	€ 0.30	€ 2.0061	€ 744,263.10
6,500	Ord €0.30	€ 0.30	€ 2.49	€ 16,185.00
6,500	Ord €0.30	€ 0.30	€ 2.52	€ 16,380.00

Denomination 1: €

Conversion Rate, if any

Total value of consideration: €781,732.08

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct [ ] Director [X] Company Secretary

Signature [signature] Date 11 March 2002

Name *Block letters please* MR. MICHAEL O'RIORDAN

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company number
8610

Date of allotment(s)
notes one and two

made on ______

or made from 26/02/2002 to 08/03/2002

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from section C	€ 781,732.08	€ 115,989.60	1. Amount/Denomination
2. Total from section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 781,732.08	€ 115,989.60	3. Amount in €
4. Expenses *note four*	€		
5. Total 3 - 4	€ 781,732.08		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details, including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 781,732.08

Stamp Duty at €1.27 per €127.00 or part thereof — € 7,818.12

+

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 7,818.12

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg.Fee) — € 7,830.82

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments **Companies Acts 1963 to 1999**

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5 (Euro)

The return must be delivered within one month after the allotment

Company number 8610

Company name *in full*

JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office

BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

Date of allotment(s) *notes one and two* made on

or made from 11/03/2002 to 25/03/2002

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
ALAIN HERVE	Ord €0.30	15,000
CHEZ KATIE HERVE		
RESIDENCE DU CASINO		
3 RUE PASTEUR		
06500 MENTON		
FRANCE		

Continued on next page

Presenter's Name: Ernst & Young

Address: ERNST & YOUNG BUILDING, HARCOURT CENTRE, HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
CYRIL KELLY	Ord €0.30	10,360
STANISTON BUNGALOW		
FOULRIDGE		
LANCASHIRE		
ENGLAND		
BB8 7LU		
GRAHAM PICKERING	Ord €0.30	268
73 SANDON STREET		
LEEK		
STAFFS		
ENGLAND		
ST13 5QS		
JOHN PATRICK COGHLAN	Ord €0.30	24,500
6 SCHOLARS MEWS		
WELWYN GARDEN CITY		
HERTS		
ENGLAND		
AL8 7JQ		
JORGE E. ALVAREZ	Ord €0.30	21,500
11026 NW 2 STREET		
CORAL SPRINGS		
FL 33071		
UNITED STATES		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
JOSEPHINE FOY	Ord €0.30	250
21 ELSBY PLACE		
FEGG HAYNES		
STOKE-ON-TRENT		
ENGLAND		
ST6 6RB		
KENNETH BLOOR	Ord €0.30	290
37 BLAKELOW ROAD		
ABBEY HULTON		
STOKE-ON-TRENT		
ENGLAND		
ST2 8HR		
PABLO CARDENAS	Ord €0.30	27,500
RESID PALMA REAL B		
PISO 7 APTO 7-B		
URB SABANALARGA		
VALENCIA		
VENEZUELA		
2001		
PETER YATES	Ord €0.30	20,000
45 PLEDWICK LANE		
SANDAL		
WAKEFIELD		
WEST YORKS		
ENGLAND		
WF2 6EA		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
RICHARD CORNELIUS FLOCKTON	Ord €0.30	554
33 DURHAM GROVE		
PRIMROSE		
JARROW		
TYNE WEAR		
ENGLAND		
NE32 5YS		
RAYMOND NEWELL	Ord €0.30	20,000
17 OAKLEA MEWS		
AYCLIFF VILLAGE		
CO. DURHAM		
ENGLAND		
DL5 6JP		
GREGORIO SERRANO	Ord €0.30	20,000
B-ARRIANDI S/N		
48215 IURRETA (VIZCAYA)		
SPAIN		
WAYNE THOMAS	Ord €0.30	268
BELMONT		
BELL HAYE ROAD		
LEEK		
STAFFS		
ENGLAND		
ST13 6AT		
Total :		160,490

B

Consideration for allotment(s) consists of (✓ as appropriate)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,360	Ord €0.30	€ 0.30	€ 1.64	€ 16,990.40
1,630	Ord €0.30	€ 0.30	€ 1.85	€ 3,015.50
122,500	Ord €0.30	€ 0.30	€ 2.0061	€ 245,747.25
19,500	Ord €0.30	€ 0.30	€ 2.48	€ 48,360.00
6,500	Ord €0.30	€ 0.30	€ 2.50	€ 16,250.00

Denomination 1: €

Conversion Rate, if any

Total value of consideration €330,363.15

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Three
The total value of the consideration must be stated for allotments for non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct [ ] Director [X] Company Secretary

Signature [signature] Date 3rd April 2002

Name *Block letters please* MR. MICHAEL O'RIORDAN

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5 (Euro)

The return must be delivered within one month after the allotment

Company number
8610

Company name *in full*
JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office
BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*
made on
or made from 04/04/2002 to 09/04/2002

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - These details are not required in a case where shares are allotted to the members on *a capitalisation or provisionally allotted on a rights issue.*

Full name and address	Share class	Number of shares allotted

Continued on next page

Presenter's Name
Ernst & Young

Address
ERNST & YOUNG BUILDING, HARCOURT CENTRE,
HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference -

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
CHRIS LONG	Ord €0.30	20,000
14 FOXDEN		
RIVENHALL		
WITHAM		
ESSEX		
ENGLAND		
CM8 3HN		
MICHAEL FARTHING	Ord €0.30	625
15 RYRON COURT		
SOUTH SHIELDS		
TYNE WEAR		
ENGLAND		
NE33 4HS		
PETER JOHNSON	Ord €0.30	782
29 HAWSFELD		
LEAM LANE ESTATE		
GATESHED		
TYNE WEAR		
ENGLAND		
NE10 8LQ		
PHILIP TODD	Ord €0.30	625
28 HYLTON AVENUE		
SOUTH SHEILDS		
TYNE WEAR		
ENGLAND		
NE34 7SD		
Total :		22,032

B

Consideration for allotment(s) consists of (✓ *as appropriate*)

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,032	Ord €0.30	€ 0.30	€ 1.87	€ 3,799.84
500	Ord €0.30	€ 0.30	€ 2.0061	€ 1,003.05
19,500	Ord €0.30	€ 0.30	€ 2.50	€ 48,750.00

Denomination 1: €

Conversion Rate, if any

Total value of consideration €53,552.89

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

'ote Three
.he total value of the consideration must be stated for allotments for non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct

[ ] *Director* [X] *Company Secretary*

Signature [signature] Date 29 April 2002

Name *Block letters please* MR. MICHAEL O'RIORDAN

Companies Capital Duty

Calculation of Duty

Company number
8610

Statement required under
Section 69, Finance Act, 1973, as amended

Date of allotment(s)
notes one and two

made on ______

or made from 04/04/2002 to 09/04/2002

E		**F**	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from section C	€ 53,552.89	€ 6,609.60	1. Amount/Denomination
+			
2. Total from section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 53,552.89	€ 6,609.60	3. Amount in €
4. Expenses *note four*	€		
5. Total 3 - 4	€ 53,552.89		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details, including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 53,552.89

Stamp Duty at €1.27 per €127.00 or part thereof — € 535.94

\+

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 535.94

\+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg.Fee) — € 548.64

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Companies Registration Office

Special Resolution

Companies Acts 1963 to 1999

Registration fee stamp to be affixed above

This form must be <u>typewritten</u>

FORM NO

G1

(16)

Section 141 of the Companies Act 1963

Company Number
8610

Company name *in full*
Jefferson Smurfit Group plc

AT AN ANNUAL **GENERAL MEETING of the members of the said company, duly convened and held at**
The Burlington Hotel
Upper Leeson Street
Dublin 4

On the 26th Day April Month 2002 Year

The following Special resolution (s) was/were duly passed.

Please see attached.

I hereby certify that the above particulars are correct ☐ Director ☒ Company Secretary Date
30 April 2002
Signature

Name *Block letters please*
M. O'Riordan

Presenter's name Ernst & Young

Address Harcourt Centre
Harcourt Street
Dublin 2

Telephone Number 01 4750555

Reference

Resolved as a Special Resolution:-

7. "That:-

(a) the Company and/or any subsidiary of the Company (within the meaning of the European Communities (Public Limited Companies Subsidiaries) Regulations, 1997) be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 10 of the Articles of Association of the Company;

(b) the reissue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) for the time being held by the Company may be reissued off-market shall be the price range set out in Article 11 of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 25 July 2003 unless, in any such case, previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.".

I certify that the foregoing resolution was passed by the members at the Annual General Meeting of the Company held on 26 April 2002.

Dated: 30 April 2002

M. O'Riordan
Group Secretary

Resolved as a Special Resolution:-

6. "That, for the purposes of Section 24 of the Companies (Amendment) Act, 1983 and subject to the directors being authorised pursuant to Article 7 of the Articles of Association of the Company, the directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8 of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 25 July 2003 unless previously revoked or renewed in accordance with the provisions of the Companies (Amendment) Act, 1983."

I certify that the foregoing resolution was passed by the members at the Annual General Meeting of the Company held on 26 April 2002.

Dated: 30 April 2002

M. O'Riordan
Group Secretary

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 1999

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

B5 (Euro)

The return must be delivered within one month after the allotment

Company number 8610

Company name *in full*

JEFFERSON SMURFIT GROUP PLC

Effective centre of management if outside the State

Registered office

BEECH HILL, CLONSKEAGH,
DUBLIN 4.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on

or made from 03/05/2002 to 21/05/2002

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allotees - *These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.*

Full name and address	*Share class*	*Number of shares allotted*

Continued on next page

Presenter's Name

Ernst & Young

Address

ERNST & YOUNG BUILDING, HARCOURT CENTRE,
HARCOURT STREET, DUBLIN 2, IRELAND

Telephone Number 475 0555

Reference

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
BRIAN BISSET	Ord €0.30	20,720
4 BRAY GARDENS		
LOOSE		
MAIDSTONE		
KENT		
ENGLAND		
ME15 9TR		
DAVID W. GUEST	Ord €0.30	3,802
24 ROCHFORD DRIVE		
LUTON		
BEDFORDSHIRE		
ENGLAND		
LU2 8SR		
GERARD ALLEN	Ord €0.30	40,000
9 REDWOOD VIEW		
KILNAMANAGH		
DUBLIN 24		
IRELAND		
JOSE RAMON ARANDA	Ord €0.30	20,000
C/O SMURFIT SPAIN		
B ARRIANDI S/N		
48215 IURRETA		
VIZCAYA		
SPAIN		

Continued on next page

A

Allotees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
MICHAEL J CLAYTON	Ord €0.30	122,752
BLENCATHRA		
13 MONKS MEAD		
BRIGHTWELL CUM SOTWELL		
WALLINGFORD		
OXON		
ENGLAND		
OX10 0RL		
OLIVER JUDE LARKIN	Ord €0.30	31,080
5 PINE COURT		
PORTMARNOCK		
CO. DUBLIN		
PIETRO FILESI	Ord €0.30	300,000
1295 MANOR COURT		
WESTON		
FL 33326		
UNITED STATES		
WAYNE TRANTUM	Ord €0.30	980
89 HALLFIELDS ROAD		
ORFORD		
WARRINGTON		
CHESHIRE		
ENGLAND		
WA2 8DS		
Total :		539,334

B

Consideration for allotment(s) consists of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Section C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
31,080	Ord €0.30	€ 0.30	€ 1.2501	€ 38,853.108
20,720	Ord €0.30	€ 0.30	€ 1.63	€ 33,773.60
122,752	Ord €0.30	€ 0.30	€ 1.64	€ 201,313.28
980	Ord €0.30	€ 0.30	€ 1.81	€ 1,773.80
3,802	Ord €0.30	€ 0.30	€ 1.84	€ 6,995.68
40,000	Ord €0.30	€ 0.30	€ 2.0061	€ 80,244.00
320,000	Ord €0.30	€ 0.30	€ 2.2855	€ 731,360.00

Denomination 1: €

Conversion Rate, if any

Total value of consideration: €1,094,313.468

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Note Three The total value of the consideration must be stated for *allotments for* non-cash considerations.

Denomination

Conversion Rate, if any

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct [ ] Director [X] Company Secretary

Signature [signature] Date 24 May 2002

Name *Block letters please* MR. MICHAEL O'RIORDAN

Companies Capital Duty

Calculation of Duty

Company number
8610

Statement required under
Section 69, Finance Act, 1973, as amended

Date of allotment(s)
notes one and two

made on __________

or made from 03/05/2002 to 21/05/2002

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from section C: € 1,094,313.468	1. Amount/Denomination: € 161,800.20
+	
2. Total from section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 1,094,313.468	3. Amount in €: € 161,800.20
4. Expenses *note four*: €	
5. Total 3 - 4: € 1,094,313.468	

Greater amount of boxes E5 or F3

€ 1,094,313.468

Stamp Duty at €1 per €100 or part thereof: € 10,944.00

+

Interest for 0 months *note five*: € 0.00

Total Due (CCD): € 10,944.00

+

€12 Companies Office Registration Fee

Total Due (CCD + Reg.Fee): € 10,956.00

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details, including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €1).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Companies Registration Office

Nomination of a New Annual Return Date to Replace Initial Annual Return Date

Sections 127(11) Companies Act 1963 (inserted by section 60 Company Law Enforcement Act 2001)
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

This form must be filed together with an annual return and shall be delivered to the Registrar not later than 28 days after the company's initial annual return date. It is not necessary to annex accounts to the annual return. Only companies incorporated prior to 1 March 2002 may use this form.

Companies Acts 1963 to 2001

B73(a)

Company number: 8 6 1 0

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: JEFFERSON SMURFIT GROUP plc ~~Limited~~

being a company incorporated prior to 1 March 2002, hereby nominates to the Registrar of Companies, pursuant to section 127(11)(a)(ii) Companies Act 1963, a new annual return date. *note one*

	Day	Month	Year
That new annual return date shall be	30	06	2002

being a date not later than six months after the company's first annual return date after 1 March 2002. *note two*

	Day	Month	Year
This form is filed together with the annual return made up to	18	05	2002

being the company's initial annual return date. *note two*

Signature *note three*: [signature]

☐ Director ☒ Secretary

Presenter details

Name	ERNST & YOUNG		
Address	ERNST & YOUNG BUILDING, HARCOURT CENTRE HARCOURT STREET, DUBLIN 2, IRELAND		
DX number		DX exchange	
Telephone number	475 0555	Fax number	
Email		Reference number	

NOTES ON COMPLETION OF FORM B73(a)

These notes should be read in conjunction with the relevant legislation.

General

This form must be completed in full and in accordance with the following notes.
Where "not applicable", "nil" or "none" is appropriate, please state

note one

With effect from 1 March 2002, the annual return of a company is required to be made up to a date which is not later than its annual return date (ARD) (Section 127(1) Companies Act 1963 (inserted by section 60 *Company Law Enforcement Act 2001*)). Section 127 (*as amended*) *sets out the manner in which a* company's ARD is determined and in which same may be altered; see below **Further information, *Alteration of ARD*.**

note two

Section 127(5) Companies Act 1963 provides that for *companies incorporated prior to 1 March 2002,* (a) which have delivered an annual return, the initial ARD is the anniversary of the date to which the most recent annual return delivered to the CRO was made up; (b) which have not delivered an annual return, the initial ARD is the first day after 1 March 2002 that is six months after the date on which the company's anniversary of incorporation falls. ARDs in subsequent years will fall on the anniversary of the initial ARD, unless that date has been altered by the company in accordance with section 127.

note three

Place a tick in the relevant box.

Further information

Deadline for delivery of annual return to CRO

The annual return is required to be delivered to the CRO not later than 28 days after the ARD.[1] Non-filing of an annual return is a serious offence and leaves the company liable to an on-the-spot fine, prosecution and/or strike off and/or its directors liable to an on-the-spot fine and/or prosecution.

Late filing penalty

A late filing penalty of € 100 will become due on the day after the expiry of the filing deadline, with a daily penalty amount of € 3 accruing thereafter.[2]

Timeliness of accounts

The accounts required to be annexed to the annual return are required (a) to cover the period since the end of the period covered in the last set of accounts filed with the CRO, and (b) be made up to a date not earlier by more than nine months than the date to which the annual return is made up. This nine month rule may necessitate the company's ARD having to be brought forward or set back.

Alteration of ARD

(A) Bringing the ARD forward
If a company wishes to bring its annual return date forward, it can do so by making up its annual return to a date which is more than 14 days prior to its initial ARD.[3] Its ARD in subsequent years will fall on the anniversary of the date to which the return has been made up.

B) Extending the ARD
If a company wishes to extend its ARD, it can do so by

(i) delivering an annual return to the CRO, not later than 28 days after the initial ARD, to which no accounts need be annexed;

(ii) nominating on this prescribed form (Form B73(a)) the new annual return date, which date may be no later than six months after the initial ARD.[4]

NOTE When extending the ARD, it should be borne in mind that accounts are required to be filed with the next annual return, which accounts may predate the new ARD by no more than nine months.

Following delivery of an annual return (with accounts) made up to the new ARD nominated in this form, a company may, if it wishes, again extend its ARD[5] using Form B73. Thereafter, Form B73 may not be used again by a company until at least five years have elapsed since it last extended its ARD.

CRO address

When you have completed and signed the form, please send with the prescribed fee and Form B1 to the Registrar of Companies at:

Parnell House, Parnell Square, Dublin 1
DX 145001 Parnell House

---

1 Or within 28 days of such earlier date to which the return may have been made up.
2 This is in addition to the standard filing fee of € 30 per annual return.
3 Section 127(8). In such case, the annual return is required to be delivered to the CRO not later than 28 days after the date to which the return has been made up.
4 Section 127(11) Companies Act 1963
5 Pursuant to section 127(9) Companies Act 1963

Please *carefully* study the notes above. A Form B73(a) that is not completed correctly or is not accompanied by the correct fee is liable to be rejected and returned to the presenter by the CRO. Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed not to never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B73(a) IS AVAILABLE FROM www.cro.ie OR BY EMAIL info@cro.ie

Review Announcement

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Announcement Details

Company Name	Smurfit(Jefferson)Group PLC
Category	Holding in Company
Headline	Holding in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Cathy Smith
Contact Telephone No	353 1 202 7162

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Jefferson Smurfit Group plc

2) Name of shareholder having a major interest

Bank of Ireland Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland Nominees Limited

5. Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary

10) Date of transaction

7 January 2002

11. Date company informed

8 January 2002

12. Total holding following this notification

72,664,605

13. Total percentage holding of issued class following this notification

6.5%

14) Any additional information

15) Name of contact and telephone number for queries

Cathy Smith Phone: +353 1 2027000

16) Name and signature of authorised company official responsible for making this notification

Cathy Smith, Group Secretarial Manager

Date of notification ......**8 January**.......**2002**....

---

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details te

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Announcement Details

Company Name	Smurfit(Jefferson)Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Cathy Smith
Contact Telephone No	353 1 202 7162

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Jefferson Smurfit Group plc

2) Name of shareholder having a major interest

Franklin Resources, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland 77,500
Bank of New York Nominees 19,027,615

Chase Nominees Ltd 21,862,120

Deutsche Bank AG 1,060,000

HSBC Bank 231,500

Clydesdale Bank plc 158,400

Northern Trust Company 3,399,320

State Street Nominees Limited 8,931,900

5. Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary

10) Date of transaction

11. Date company informed

5 March 2002

12. Total holding following this notification

54,748,355

13. Total percentage holding of issued class following this notification

4.93%

14) Any additional information

15) Name of contact and telephone number for queries

Cathy Smith Phone: +353 1 2027000

16) Name and signature of authorised company official responsible for

making this notification

Cathy Smith, Group Secretarial Manager

Date of notification ...... **6 March 2002** ......

---

previous cancel confirm

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Jefferson Smurfit Group plc

2) Name of shareholder having a major interest

Franklin Resources, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Nominees 21,928,615
Chase Nominees Ltd 18,111,920
Deutsche Bank AG 1,060,000
HSBC Bank 231,500
Clydesdale Bank plc 158,400
Northern Trust Company 3,366,010
State Street Nominees Limited 8,931,900

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary

10) Date of transaction

11) Date company informed

9 January 2002

12) Total holding following this notification

53,788,345

13) Total percentage holding of issued class following this notification

4.85%

14) Any additional information

15) Name of contact and telephone number for queries

Cathy Smith Phone: +353 1 2027000

16) Name and signature of authorised company official responsible for making this notification

Cathy Smith, Group Secretarial Manager

Date of notification ......**9 January**.......**2002**....

JEFFERSON
SMURFIT
GROUP plc

PRESS RELEASE

Jefferson Smurfit Group plc

("Smurfit" or the "Company")

NYSE: JS SMFT.I SMFT.L

Statement re possible offer

Dublin, London & New York, 2 May 2002: Smurfit is aware of recent market speculation in connection with a possible offer for the Company.

Smurfit confirms that it has received an approach from a third party. Discussions are at a preliminary stage and may or may not lead to an offer being made for part or all of the Company. A further statement will be made when appropriate.

A holder of 1% or more of the shares of Jefferson Smurfit Group plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2001.

The Directors of Jefferson Smurfit Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

End.

JEFFERSON SMURFIT GROUP PLC

Smurfit Holdings AB, the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.1; London: SMFT.L and New York: NYSE.JS), made the following announcement today:

Jefferson Smurfit Group holds 97.0 per cent of Munksjö at the expiry of the extended acceptance period

Stockholm, Sweden, 3 April 2002: Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc, holds 97.0 per cent of the outstanding shares and 94,400 of the outstanding convertible loan notes in Munksjö AB (publ) ("Munksjö"). At the expiry of the extended acceptance period for Smurfit's public offer to the holders of shares and convertible loan notes in Munksjö, 24.9 per cent of the total number of shares and 94,400 of the convertible loan notes have been tendered. All conditions for Smurfit's offer are waived or have been satisfied and the offer is thereby declared unconditional.

Settlement for those who have accepted the offer up to and including 28 March 2002 will be made on or about 8 April 2002.

In order to give the remaining shareholders a further opportunity to tender their shares, Smurfit has decided to extend the acceptance period up to and including 19 April 2002. Holders of shares and convertible loan notes in Munksjö accepting the offer during the extended acceptance period will receive payment on or about 26 April 2002.

Smurfit intends to announce the result of the offer on or about 22 April 2002 and to close the transaction on or about 26 April 2002. Munksjö's shares will be listed on the A-list at Stockholmsbörsen until further notice. However, Smurfit intends, as soon as possible, to initiate a compulsory acquisition of the outstanding shares in Munksjö and request that the board of Munksjö initiates a delisting of Munksjö's shares from Stockholmsbörsen.

Stockholm, Sweden, 3 April 2002

Smurfit Holdings AB

Supplementary information on Munksjö

Munksjö's four main product areas are paper, packaging, pulp and hygiene products. It has operations in 26 plants in Sweden, Norway, Germany, Poland, Italy, Spain and the United States.

Munksjö reported sales of SEK 5,989 million (EUR 649.4 million) for 2001 with profit before tax of SEK 340 million (EUR 36.9 million). At 31 December 2001, it had net assets of SEK 2,400 million (EUR 258.0 million).

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the offer to the holders of shares and convertible loan notes in Munksjö.

For further information:

Gary McGann, COO	**Ian Curley, CFO**	**Mary Finan**
Jefferson Smurfit Group plc	Jefferson Smurfit Group plc	WH PR
Telephone: +353 1 202 7000	Telephone: +353 1 202 7000	Telephone: +353 1 669 0030

JEFFERSON SMURFIT GROUP PLC

For Immediate Release

Smurfit Holdings AB the 100% owned subsidiary of Jefferson Smurfit Group plc (Dublin: SMFT.I; London: SMFT.L and New York: NYSE.JS) made the following announcement today:

Jefferson Smurfit Group holds 99.6 per cent of Munksjö at the expiry of the extended acceptance period

Stockholm, Sweden, 23 April 2002: Smurfit Holdings AB ("Smurfit"), a wholly owned subsidiary of Jefferson Smurfit Group plc, holds 99.6 per cent of the outstanding shares and 237,124 of the outstanding convertible loan notes in Munksjö AB (publ) ("Munksjö"). At the expiry of the extended acceptance period for Smurfit's public offer to the holders of shares and convertible loan notes in Munksjö 27.4 per cent of the total number of shares and 237,124 of the convertible loan notes have been tendered.

Settlement for those who have accepted the offer up to and including 19April 2002 will be made on or about 26 April 2002.

Munksjö has requested the Munksjö share to be delisted from Stockholmsbörsen. The last day of trading is preliminary set to 25 April 2002. Smurfit has initiated compulsory acquisition of the shares in Munksjö.

Smurfit Holdings AB

Advisers

Alfred Berg and UBS Warburg Ltd. are financial advisers to Smurfit in connection with the offer to the holders of shares and convertible loan notes in Munksjö.

For further information:

Gary McGann, COO
Jefferson Smurfit Group plc
Telephone: +353 1 202 7000

Ian Curley, CFO
Jefferson Smurfit Group plc
Telephone: +353 1 202 7000

Mary Finan
WH PR
Telephone: +353 1 669 0030

Operational Data 2001 (Including associates)

Production (Tonnes 000)	Europe	Latin America	North America	Total JSG	SSCC	Other Associates	Total
Raw Materials							
Reclamation	567	247	175	989	6,189	0	7,178
Market pulp	0	0	0	0	504	161	665
Total raw materials	567	247	175	989	6,693	161	7,843
Paper							
Containerboard	2,269	525	0	2,794	6,910	217	9,914
Sack kraft	117	36	0	153	266	10	428
Boxboard	0	168	0	168	1,009	0	1,177
Graphic & Solid board	276	0	0	276	0	10	286
Other paperboard	119	30	0	149	0	0	150
Total paperboard	2,781	759	0	3,540	8,185	237	11,956
Newsprint	0	0	135	135	0	0	135
Printing & Writing paper	46	69	0	115	0	0	115
Decor base paper & Other	0	0	0	0	0	294	294
Total mill	2,827	828	135	3,790	8,185	531	12,500
Conversion							
Corrugated containers	1,915	584	491	2,990	5,171	367	8,094
Folding cartons	21	59	0	80	514	0	594
Paper sacks	109	29	0	138	226	0	363
Other	111	1	0	112	0	45	157
Total conversion	2,156	673	491	3,320	5,911	412	9,207
Facilities (Number)							
Reclamation	8	18	0	26	28	0	59
Mills	23	10	1	34	31	12	77
Conversion	131	27	12	170	224	26	417
Other	25	2	4	31	15	4	53
Total facilities	187	57	17	261	298	42	606

Strategy

JSG has grown from a locally trading Irish company to become one of the world's leading paper-based packaging groups. The Group is growth oriented and has grown primarily through acquisition. The Group's key strength has been the ability to identify, acquire and develop underperforming assets. This strategy has and continues to serve the Group well.

Strong Management Team

JSG has an experienced senior management team with a proven record. JSG is structured such that the regional and local management are afforded a high degree of autonomy in respect of operational, production, and marketing matters whilst strategic and financing decisions including capital expenditure are controlled centrally. This strategy has helped develop strong local management teams who understand and are responsive to the demands and cycles of their local markets and customers.

	Paper		Conversion	
	Containerboard	Other	Corrugated	Other
Europe				
Austria	■		●	
Belgium			●	
Denmark			●	
France	■	□	●	○
Germany	■	□	●	
Ireland	■		●	○
Italy	■		●	○
Netherlands		□	●	○
Norway		□	●	
Portugal			●	
Spain	■	□	●	○
Sweden	■	□	●	○
United Kingdom	■	□	●	○
Latin America				
Argentina	■		●	
Colombia	■	□	●	○
Dominican Rep.			●	
Mexico	■	□	●	○
Venezuela	■	□	●	○
North America				
Canada	■		●	○
United States	■	□	●	○
Asia				
China			●	○

■ *Containerboard*
□ *Other includes Boxboard, Sack kraft and Decor base paper*
● *Corrugated*
○ *Other includes Folding cartons and Paper sacks*

'Jefferson Smurfit has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.'

Dr. M.W.J. Smurfit
Chairman and CEO

Principal Operations

	Paper		Conversion	
Europe				
Austria	■		●	
Belgium			●	
Denmark			●	
France	■	■	●	●
Germany	■	■	●	
Ireland	■		●	●
Italy	■		●	●
Netherlands		■	●	●
Norway		■	●	
Portugal			●	
Spain	■	■	●	●
Sweden	■	■	●	●
United Kingdom	■	■	●	●
Latin America				
Argentina	■		●	
Colombia	■	■	●	●
Dominican Rep.			●	
Mexico	■	■	●	●
Venezuela	■	■	●	●
North America				
Canada	■		●	●
United States	■	■	●	●
Asia				
China			●	●

■ (grey) *Containerboard*
■ (white) *Other includes Boxboard, Sack kraft and Decor base paper*
● (grey) *Corrugated*
● (white) *Other includes Folding cartons and Paper sacks*

'Jefferson Smurfit has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.'

Dr. M.W.J. Smurfit
Chairman and CEO

Contacts

Jefferson Smurfit Group plc
Beech Hill, Clonskeagh,
Dublin 4, Ireland
T 353 1 2027000 F 353 1 2694481
www.smurfit-group.com

Smurfit Europe
Paper, Corrugated and Speciality Divisions
2 rue Goethe,
75116 Paris, France
T 33 1 49523200 F 33 1 47234220
www.smurfit-europe.com

Smurfit Cartón de Colombia
Apartado Aereo 219,
Cali, Colombia
T 57 2 6914000 F 57 2 6914198
www.smurfit.com.co

Smurfit Cartón y Papel de Mexico
Jaime Balmes, No. 11 Torre D, 7 Piso,
Col. Los Morales Polanco 11510,
Mexico D.F., Mexico
T 52 55 57292300 F 52 55 53955776
www.smurfit.com.mx

Smurfit Cartón de Venezuela
Apartado Aereo 609,
Caracas 1010-A, Venezuela
T 58 212 9596196 F 58 212 9597477

Smurfit Argentina
Paque Saenz Peña 308 - 8th floor,
San Isidro, Buenos Aires, Argentina
T 54 11 47432558 F 54 11 47432558

Smurfit MBI
2070 Hadwen Road,
Mississauga, Ontario,
L5K 2C9, Canada
T 1 905 8236410 F 1 905 8238616
www.smurfit-mbi.com

Smurfit Packaging Corporation
7677 Oakport Street, Suite 800,
Oakland, CA 94621, USA
T 1 510 8751200 F 1 510 8751226

Smurfit–Stone Container Corporation
150 North Michigan Avenue,
Chicago, Illinois 60601-7568, USA
T 312 346 6600 F 312 580 3486
www.smurfit-stone.com

Munksjö AB
Box 624, S–551 18 Jönköping,
Sweden
T 46 36303300 F 46 36162633
www.munksjo.se

Jefferson Smurfit Group plc
Facts & Figures
2002


'The
very essence
of leadership is that
you have a vision.'
Theodore Hesburgh

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the course of action to take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser.

If you have sold all your ordinary shares in Jefferson Smurfit Group plc, please forward this document and the Form of Proxy to the agent through whom the sale was effected for transmission to the purchaser.

JEFFERSON
SMURFIT
GROUP plc

Annual General Meeting
Friday, 26 April at 11.00 am
The Burlington Hotel, Upper Leeson Street, Dublin 4.

JEFFERSON
SMURFIT
GROUP plc

Beech Hill, Clonskeagh,
Dublin 4, Ireland.
Tel (+353 1) 202 7000
Fax (+353 1) 269 4481

To shareholders.

26 March 2002

Dear Shareholder,

You will find set out on pages 4 and 5 of this document the notice of the Annual General Meeting of the Company which will be held at 11.00 am on Friday, 26 April 2002. Please note that this meeting will be held at the Burlington Hotel, Upper Leeson Street, Dublin 4.

Annual general meeting

In relation to the usual business to be transacted at the annual general meeting (see Resolutions 1 to 5 in the notice of the meeting), Resolution 4 deals with the determination of the ordinary remuneration of directors – that is fees paid to non executive directors for their duties as directors. The fees paid to non executive directors were last increased in 1996. Since then there has been a marked increase in the responsibilities of non executive directors and, in turn, an increase in the time commitment of the non executive directors. There are currently 10 non executive directors.

In addition to the usual business to be transacted at the annual general meeting, your board proposes additional business as set out in Resolutions 6 and 7 of the notice for the purposes summarised below.

Resolution 6 – Authorities regarding allotment of shares

Section 20 of the Companies (Amendment) Act, 1983 requires that shareholder approval be obtained before any new shares can be issued by a company. The section does, however, entitle the shareholders in general meeting to empower the board of directors generally to issue new shares for a period of up to five years.

The power is subject to a restriction imposed by Section 23 which requires that any new equity shares to be allotted for cash must first be offered to existing shareholders in the proportions in which they hold shares at the date of the allotments. However, under Section 24, the shareholders may exempt the board from the Section 23 restriction, subject to certain limits.

At the annual general meeting held on 10 June 1999, shareholders authorised the directors to issue new shares under Section 20 up to 9 June 2004. The exemption from the provisions of Section 23 approved at last year's annual general meeting will expire on the day of this year's annual general meeting. Resolution 7 will be proposed at the meeting to continue the Section 23 exemption for a further 15 months or until the date of the next annual general meeting, if earlier. This exemption is limited to the allotment of equity shares (a) in connection with offers open for a fixed period to ordinary shareholders and/or persons having a right to subscribe for or convert securities into ordinary shares of the Company and, in addition, (b) up to a maximum aggregate nominal value of 5% of the issued share capital (being approximately €16,658,000).

Resolution 7 – Authority to purchase own shares and authority to set price range for reissue of treasury shares off-market

At last year's annual general meeting, shareholders renewed the authority of the Company and its subsidiaries to purchase up to 10% of the Company's own shares. Shareholders also renewed the Company's authority to set the price range at which treasury shares may be reissued off-market by the Company. This authority was not exercised during 2001 or to date in 2002 and shareholders are being asked to approve similar resolutions renewing these authorities until the next annual general meeting or 25 July 2003 whichever is the earlier.

The board will only exercise this power in the future at price levels at which it considers purchases to be in the best interests of the shareholders generally, after taking account of the Group's overall financial position.

Recommendation
Your board believes that the resolutions to be proposed at the meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, the directors strongly recommend you to vote in favour of the resolutions as they and their immediate families intend to do in respect of all the ordinary shares held or beneficially owned by them, amounting in total on 8 March 2002 to 118,406,443 ordinary shares, representing approximately 10.66% of the issued ordinary share capital of your Company.

Yours faithfully,

M.W.J. Smurfit,
Chairman and Chief Executive Officer.

JEFFERSON
SMURFIT
GROUP plc

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of Jefferson Smurfit Group public limited company will be held at the Burlington Hotel, Upper Leeson Street, Dublin 4, on Friday, 26 April 2002 at 11.00 am for the following purposes:-

1. To receive and consider the financial statements for the year ended 31 December 2001 together with the reports of the directors and auditors thereon (Resolution No. 1).

2. To declare a final dividend (Resolution No. 2).

3. To re-elect as directors the following persons who are recommended by the board for re-election:-

M.W.J. Smurfit	(Resolution No. 3(a))
A.P.J. Smurfit	(Resolution No. 3(b))
J.B. Malloy	(Resolution No. 3(c))
R. Mac Sharry	(Resolution No. 3(d))
P.J. Wright	(Resolution No. 3(e)).

4. To determine the ordinary remuneration of the directors (Resolution No. 4).

5. To authorise the directors to fix the remuneration of the auditors (Resolution No. 5).

6. To consider and, if thought fit, pass the following resolution as a special resolution (Resolution No. 6):-

   "That, for the purposes of Section 24 of the Companies (Amendment) Act, 1983 and subject to the directors being authorised pursuant to Article 7 of the Articles of Association of the Company, the directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8 of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 25 July 2003 unless previously revoked or renewed in accordance with the provisions of the Companies (Amendment) Act, 1983.".

7. To consider and, if thought fit, pass the following resolution as a special resolution (Resolution No. 7):-

   "That

   (a) the Company and/or any subsidiary of the Company (within the meaning of the European Communities (Public Limited Companies Subsidiaries) Regulations, 1997) be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 10 of the Articles of Association of the Company;

   (b) the reissue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) for the time being held by the Company may be reissued off-market shall be the price range set out in Article 11 of the Articles of Association of the Company; and

   (c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 25 July 2003 unless, in any such case, previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.".

By order of the Board

M. O'Riordan,
Secretary,
Beech Hill,
Clonskeagh,
Dublin 4.
26 March 2002

Notes:

(a) *A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.*

(b) *Forms of proxy to be valid must reach the Company's Registrar, Capita Corporate Registrars plc at PO Box 7117, Dublin 2 not later than 48 hours before the time appointed for the holding of the meeting.*

(c) *Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 5.00 pm on 24 April 2002 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.*

JEFFERSON
SMURFIT
GROUP plc

Beech Hill, Clonskeagh,
Dublin 4, Ireland.
Tel (+353 1) 202 7000
Fax (+353 1) 269 4481

Jefferson Smurfit Group plc
Annual Report 2001

JEFFERSON SMURFIT GROUP plc


'The
very essence
of leadership is that
you have a vision.'
Theodore Hesburgh

Jefferson Smurfit is an international organisation with Irish heritage.

Front cover:
Mount Errigal, County Donegal

NYSE.JS
SMFT.I
SMFT.L

'Jefferson Smurfit has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.'

M.W.J. Smurfit

Highlights of the Year

- A credible performance in a demanding operating environment
- Continued earnings growth from Europe and Latin America
- SSCC de-leveraging in a cyclical downturn

Sales	2001	2000	change
Third party sales	**€4,512m**	€4,565m	-1%

Pre-tax profit			
Before exceptional items	**€386m**	€485m	-20%
After exceptional items	**€325m**	€442m	-26%

Earnings per share			
Before exceptional items	20.5c	25.5c	-20%
After exceptional items	15.5c	22.4c	-31%

Free cashflow			
Free cashflow per share	22.7c	18.7c	+21%

Dividend			
Final dividend	4.662c	4.44c	+5%
Total dividend	7.287c	6.94c	+5%

Contents

1 Highlights of the Year
3 Chairman's Letter
10 Operations Review
13 Financial Review
17 Segmental Analyses
20 Board of Directors
22 Senior Executives
24 Directors' Report
27 Remuneration Report
34 Corporate Governance Statement
37 Statement of Directors' Responsibilities
38 Independent Auditors' Report
39 Consolidated Profit and Loss Account
40 Other Consolidated Financial Statements
41 Consolidated Balance Sheet
42 Company Balance Sheet
43 Consolidated Cash Flow Statement
44 Notes to Financial Statements
68 Additional Information for US Investors
74 Shareholder Information
76 Group Financial Record – €
77 Group Financial Record – US$
78 Principal Subsidiaries
79 Principal Subsidiaries and Associates
80 Product and Grade Definitions

Dr. M.W.J. Smurfit
Chairman and Chief Executive Officer



Chairman's Letter

'We have consistently maintained that this would not be an easy journey but it is the only road worth travelling.'



300
250
200
150
100
50
0
1999
2000
2001

Continued earnings growth
Operating profit – subsidiaries only (€m)

- Europe
- Latin America



JSG shareholder base 2002
%

- 54 North America
- 7 UK
- 2 Europe
- 18 Irish institutions
- 8 Irish retail
- 11 Directors and management

Period under review

JSG is reporting profit before exceptional items of €386 million and EPS of 20.5 cent; after exceptional charges pre-tax profit of €325 million and EPS of 15.5 cent. These numbers represent another credible performance in a demanding operating environment. Both Europe and Latin America contributed continued earnings growth. Our Latin American business, once again, performed creditably against a backdrop of generally weakening demand and a challenging economic and political environment.

Smurfit-Stone Container Corporation (SSCC), our North American associate, provided a significantly reduced earnings contribution. US demand for corrugated now shows two consecutive years of decline. The last period of comparable weakness was the recessionary years of the mid-seventies. During this period, the industry generally was in operating loss. While SSCC's financial contribution was reduced, it is consistently demonstrating its capacity to de-leverage in a cyclical downturn. With SSCC's debt now below US$5 billion, financial risk is significantly diminished; business risk, within the North American industry, has also diminished. North American industry risk is the subject of further discussion.

Jefferson Smurfit Group

In August 2001, we indicated that we would embark upon a series of initiatives to reduce operating cost and to maximise the profit potential of the existing asset base. Towards this objective, we have divested of a number of operations which include a laminating operation in the UK and two recycling facilities in the US. We closed a printing facility in Ireland and, since the year end, we have sold our US commercial printing operations. In addition, we have restructured mill operations in the UK and Germany and our corrugated operations in the UK. It is anticipated that these actions will result in an ongoing improvement to our EBITDA margins in 2002.

We are committed to exercising continued restraint in our capital programmes. Capital expenditure in 2001 was approximately 80% of depreciation. In 2002, it is projected to continue to be well below depreciation levels. The objective is to generate improving returns on the invested asset base while maintaining the competitiveness of our facilities.

In October 2001, JSG announced that it will report earnings on a quarterly basis with effect from the first quarter of 2002. Today, 54% of the Group's equity is held in North America as against 14% in 1995. The achievement of a majority US holding represents a significant milestone in the Group's history. The US is, in many respects, a natural home for a significant amount of our equity and has now become our primary capital market. Quarterly reporting is a logical move to meet the needs of all the geographic constituents of our shareholder base.

Munksjö

On 29 January, 2002, JSG announced a conditional offer for the outstanding share capital of our Scandinavian associate, Munksjö. Consolidating the holding in Munksjö provides JSG an opportunity to strengthen its position in the Nordic region and increases the international potential for Munksjö's specialty business. We also believe that integrating Munksjö with JSG will enhance its future prospects and benefit its employees and customers. In addition, JSG recognises the benefits of a simpler Group structure and the value of future cash flows.


8
7
6
5
4
3
2
1
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Sustained dividend growth
cent

☐ Full year
☐ Half year


80
70
60
50
40
30
20
10
0
1997 2002
41 68

North American containerboard producers
Top five share of capacity[1] (%)

[1]Assumes completion of WY/WLL & TIN/GCR

Organisation changes

On 1 February, 2002, I announced my decision to step down as JSG's Chief Executive Officer with effect from 31 October, 2002. I will remain as Chairman of the Group's Board of Directors. On my recommendation, the Board of JSG has nominated Gary McGann as Chief Executive Officer designate and Tony Smurfit as President and Chief Operating Officer designate. The effective date of these appointments is 1 November, 2002.

Gary McGann joined the Group in August, 1998, as Chief Financial Officer. He was appointed President and Chief Operating Officer and elected as a member of JSG's Board of Directors in January, 2000. Tony Smurfit serves as Chief Executive Officer of Smurfit Europe and is also a member of JSG's Board of Directors. He is a director of Smurfit-Stone Container Corporation. Tony Smurfit previously served as Chief Executive Officer of Smurfit France.

Thirty-six years ago, when I was appointed as Managing Director, Smurfit faced an uncertain future with the advent of the Anglo-Irish Free Trade Agreement. It was a case of take over or be taken over. We chose the former. Our strategy of growth through acquisition has and continues to serve the Group well. JSG has a clear vision of where it wants to be, a strong balance sheet, solid earnings potential and a capable management team to sustain this vision.

As a group, we have been consistently profitable, we have delivered our strategic and financial commitments and our track record in terms of dividends is unparalleled within this industry. We have paid more to the market than we raised, sustaining a dividend increase in each of the last ten years. I will remain as a significant stockholder in JSG.

In 1998, we put forward an alternative vision for JSG. In so doing, we defined a new landscape and a new model of doing business within the sector. This approach is about basing capacity expansion on demand for our product today and not tomorrow. The Smurfit-Stone transaction is the defining moment of change. It was consummated in the eye of the Asian financial storm of 1998 and was then a first step in a process which, we hope, will leave the industry's destiny in the hands of its best managers. That process is now advanced. Within the period in review, two further significant transactions have been agreed in principle: Weyerhaeuser's acquisition of Willamette and Temple Inland's acquisition of Gaylord.


1.7
1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
5500
5000
4500
4000
3500
3000
2500
2000
1500
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

US $ and US linerboard exports
— US $ (indexed)[1]
· Linerboard exports (000's tons)
[1]Left axis

Source: Deutsche Bank


6.0
5.0
4.0
3.0
Average 2.1
2.0
1.0
0
2000 2001E 2002E 2003E
2.2 0.8 3.5 2.0

Global containerboard capacity growth
Annual capacity growth (%)

Source: CIBC World Markets

Dividends

We have a continuing commitment to increase shareholder returns. Reflecting this commitment, we maintain a policy of sustainable dividend growth within the constraints of a cyclical industry. Accordingly, the Board has proposed a final dividend of 4.662 cent for 2001, which, subject to approval, will be paid on 3 May, 2002 to shareholders on the record on 5 April, 2002. Together with the interim dividend paid in November 2001, the total dividend for 2001 is 7.287 cent, representing a 5% increase on the comparable figure for 2000.

Outlook

Global economic recovery is again likely to be driven by the US. Through eleven consecutive interest rate cuts, the US Federal Reserve has provided necessary monetary stimulus and defined a clear path towards growth. Against that, however, we believe that the prospect of second quarter 2002 recovery is best case and not base case.

We also believe that the North American industry must learn to live with a strong dollar. US tonnage is today, quite simply, less competitive in an international context. The progressive erosion of the North American industry's 'low cost producer' status should serve as a catalyst for the further retirement of inefficient capacity. JSG is a continued beneficiary of a strong dollar both financially, and, more significantly, in terms of its relative industry position.

Again, this implies that it is increasingly probable that Asia will produce for Asia, Europe for Europe and the Americas for the Americas. New capacity growth, in regions outside North America, thus reflects higher returns, better demand growth prospects and a relative cost advantage. Despite regional variations, global containerboard capacity growth remains below historic trendline levels. It is increasingly evident that pricing of containerboard will be impacted by regional fundamentals rather than global tradeflows of kraftliner.

Dr. M.W.J. Smurfit
Chairman and Chief Executive Officer



Michael Smurfit joined the company established by his father, Jefferson Smurfit & Sons, in 1952 and was appointed Managing Director in 1966.

'Thirty-six years ago, when I was appointed as Managing Director, Smurfit faced an uncertain future. It was a case of take over or be taken over. We chose the former. Our strategy of growth through acquisition has and continues to serve the Group well.'



'I took the road less travelled and it has made all the difference.'
Robert Frost

Under his leadership, the Group's market capitalisation increased at an annual rate of 24 per cent; JSG and its associates emerged as a clear world leader in paper-based packaging.


'It's got to be a vision
you articulate clearly and
forcefully on every occasion.'
Theodore Hesburgh

'The sector has been too willing to solve its problems with capital; new capacity was typically built not bought. Michael, the contrarian, was buying while others were building.'
Gary McGann
President & COO


'All progress depends on
the unreasonable man.'
George Bernard Shaw

In 1998, Michael Smurfit, put forward an alternative vision for JSG. In doing so, he defined a new landscape and a new model of doing business within the sector. This approach is about basing capacity expansion on demand for our product today and not tomorrow. It was a first step in a process which will leave the industry's destiny in the hands of its best managers.


'Do not go where the path may lead, go instead where there is no path, and leave a trail.'
Ralph Waldo Emerson

Operations Review



G.W. McGann
President and Chief Operations Officer



200
175
150
125
100
75
50
25
0
10
8
6
4
2
0
-2
-4
-6
1980
1983
1986
1989
1992
1995
1998
2001

US linerboard pricing
— US kraftliner price (indexed)¹
--- US box shipments (%)
¹Left axis

Source: AF&PA and Morgan Stanley



550
500
450
400
350
300
250
200
14
12
10
8
6
4
2
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

European linerboard pricing
— European kraftliner price (€ tonne)¹
--- European box shipments (%)
¹Left axis

Source: FEFCO and Morgan Stanley

Overview

JSG's 2001 results represent a good performance in a demanding operating environment. Net sales for 2001 were €4,512 million, a 1% decrease on 2000. Profit before taxation, at €325 million decreased 26% on 2000. Profit before exceptional items and tax decreased 20% to €386 million from €485 million in 2000. The decrease in profitability year-on-year primarily reflects the decline in contribution from our associates, particularly SSCC, offset by increases in our European and Latin American operations. Excluding associates, profit before exceptional items and tax increased 14% year-on-year.

Demand growth in 2001 again reflects broader economic trends. European corrugated demand grew in most countries throughout 2001 but slowed in the second half. In contrast, US corrugated demand suffered its steepest decline (5.4%) since 1975. This also marks two years of consecutive decline, demand having declined 0.9% in 2000. While there is no sign of immediate recovery, the US industry has never suffered more than two years of negative demand growth. Industry containerboard prices remained comparatively resilient in the face of weak demand and US inventories are below historic trendline levels. Latin American corrugated demand varied across our countries of operation. Against that, however, earnings improved year-on-year despite difficult economic and political conditions and reflecting the impact of acquisitions and some one off benefits.

Europe

Net sales of the Group's European operations were €3,012 million in 2001, a 1% decrease on 2000 levels. Profit before interest, exceptional items and tax increased 5% to €292 million against €279 million in 2000. These results reflect a good performance in packaging and a modest decline in specialities.

JSG's containerboard volumes showed a modest year-on-year decline against 2000. Recycled containerboard volumes grew by 1.3% but kraftliner volumes declined 3.5% year-on-year. The decline in kraftliner volumes reflects downtime taken to manage inventories and an increased focus on quality earnings.

Industry paper prices, which were under pressure in the first half, also declined in the second half. Kraftliner prices were relatively stable during the first half, but declined modestly during the second half. Testliner prices also declined, however, price declines were more prevalent in the first half of the year. Waste paper prices, which declined marginally during the year, contributed to the downward pressure on testliner prices.

European containerboard industry inventories, at December 2001, increased 2% year-on-year. Industry inventories, which are at 1.21 million tonnes, remain relatively high. Inventories of recycled containerboard grades increased 10% year-on-year, while primary fibre inventories (predominantly kraftliner) decreased 4%. JSG continues to pursue a policy of matching production with demand. JSG took 200,000 tonnes of downtime in Europe in 2001, representing 8% of our annual capacity. We continue to take downtime, as necessary, to manage our inventory levels.


1%
+5%
2000 2001
3,049 3,012
2000 2001
279 292

Europe
Sales (€m)

Europe
Operating profit (€m)


H1 H2 FY
(-4.4%) (-2.5%) (-3.5%)

2001 European volume growth
Kraftliner


H1 H2 FY
1.5% 1.0% 1.3%

2001 European volume growth
Testliner


H1 H2 FY
2.5% 0.4% 1.4%

2001 European volume growth
Corrugated (includes acquisitions)

The European containerboard industry continues to benefit from the diminution of US containerboard exports. US linerboard exports have decreased by 50% since 1997 reflecting the strength of the US dollar and the closure of over 4 million tons of containerboard capacity. A strong US dollar has made US tonnage less competitive in Europe. JSG, as the leading kraftliner producer in Europe, is a major beneficiary.

JSG's corrugated volumes in Europe increased 1.4% year-on-year. Excluding the effect of acquisitions, corrugated volumes were unchanged year-on-year. We continue to restructure underperforming corrugated facilities and reduce our exposure to unprofitable business, particularly in the UK. Excluding acquisitions and the UK, European corrugated volumes grew 2.6% year-on-year. Corrugated prices experienced moderate erosion in the second half, but are now stable. We continue to focus on enhancing margins not purely sales.

In our specialities business, both graphic board and sack volumes declined but industry pricing remained relatively stable. Bag-in-Box operations continue to show double digit growth year-on-year and we continue to develop this high value-added component of our business.

European associates

Munksjö, our 33% owned Swedish associate, reported pre-tax profit of SEK 340 million (€37 million) for 2001, a 46% decline on 2000. Navarra, our 46% owned Spanish associate performed well and increased profitability year-on-year.

Latin America

Net sales of the Group's Latin American operations were €834 million in 2001, a 6% increase on 2000 levels. Profit before interest, exceptional items and tax increased by 35% to €127 million against €94 million in 2000. Excluding the favourable impact of exchange rates and acquisitions, profitability increased by approximately 30%. Our Latin American management team continue to perform well within challenging economic and political conditions. Reflecting the difficult operating environment, we continue to produce to meet and not exceed demand. We took 48,000 tonnes of economic downtime in containerboard across the region in 2001, 8% of our annual capacity.

Mexico experienced a tough operating environment in 2001 but produced record results with certain one-off benefits. Despite a contraction in containerboard volumes, corrugated volumes increased year-on-year. The Mexican economy remains heavily impacted by the slowing US economy and the manufacturing sector is effectively in recession.

Colombian corrugated volumes declined year-on-year, but were supported by moderately stronger pricing and an improved Colombian export sector. We continue to develop our corrugated business and acquired interests in two small corrugated facilities in 2001.

We are also growing our business in Venezuela, in part, at the expense of another supplier who is financially troubled. This has been achieved in difficult domestic economic circumstances and against the backdrop of an overvalued currency. Product pricing improved year-on-year. While there continues to be social unrest in Venezuela, we remain confident about our investments in this country in the expectation of a more balanced economic environment.


+6%
+35%
2000 2001
783 834
2000 2001
94 127

Latin America Sales (€m) | Latin America Operating profit (€m)


H1 H2 FY
1.1% 0.8% 1.0%

2001 Latin America volume growth
Containerboard (includes acquisitions)


H1 H2 FY
9.8% 8.3% 9.1%

2001 Latin America volume growth
Corrugated (includes acquisitions)


-9%
-47%
2000 2001
733 666
2000 2001
393 208

North America Sales (€m) | North America Operating profit (€m)

Argentina is suffering a severe economic recession coupled with political and social unrest. In early January 2002, Argentina abandoned its currency peg of one Argentine Peso to one US Dollar. The Government had initially introduced a two-tier system of an official rate of 1.40 to the US dollar and a free floating rate. The official rate was intended to apply to trade and approved transactions while the free floating rate would apply to all other transactions. On 3 February, the Government announced the scrapping of this dual exchange rate system and the full floating of the Peso.

We continue to prudently grow our businesses in Argentina and manage through an economy in a prolonged recession. Volumes improved significantly year-on-year, reflecting the impact of acquisitions in 2000. It is too early to predict the outcome of Argentina's difficulties, but the Group continues to take all the prudent steps it can to protect its asset base and business prospects.

North America
Net sales for the Group's subsidiaries in the US and Canada were €666 million in 2001, a 9% decrease on 2000 levels. SSCC's sales are not consolidated. Profit before interest, exceptional items and tax, which includes our share of SSCC's operating profit, decreased 47% to €208 million against €393 million in 2000. This reflects the decline in SSCC's operating profits year-on-year.

North American subsidiaries
Smurfit MBI volumes were flat year-on-year, however, it generated a good profit performance in a difficult operating environment. The Pomona newsprint mill had a difficult year. Volumes declined year-on-year and energy costs, reflecting the West Coast energy crisis, increased by a factor of three. Energy costs declined during the fourth quarter. Newsprint pricing, stable during the first half, declined significantly in the second half. Our recycling plants and the printing and voting division also had a difficult year in a depressed economy. While results are consistent with a slowing domestic economy and 2001 being a non-election year, business conditions started to improve during the fourth quarter. JSG sold its two recycling plants in 2001 and has sold the commercial printing business since the year end.

North American associate
SSCC reported 2001 pre-tax profits of US$ 192 million on net sales of US$ 8,377 million as against a pre-tax profit of US$ 434 million in 2000.

The year-on-year decline reflects the slowdown in the US economy, the impact of higher energy costs and declining containerboard prices. Smurfit-Stone continued to take economic downtime in 2001 to balance inventories in the face of sharply declining demand.

G.W. McGann
President and Chief Operations Officer



Financial Review



I.J. Curley
Chief Financial Officer


1100
1050
900
750
600
450
300
150
0
Q1
802
Q2
949
Q3
724
Q4
701

2001 US economic downtime
Tons (000's)

■ SSCC
□ Others

Source: Deutsche Bank

Profit before taxation

In a year when many of our businesses had experienced a very demanding operating environment the Group reports a profit before taxation of €325 million. On the back of the Group's second best ever earnings in 2000 this represents a notable achievement for the performance of our subsidiary operations, which contributed €248 million to pre-tax profits, an increase of €6 million on 2000. To put this in perspective, our share of associates profit before taxation was €77 million as compared with €201 million last year. This includes net exceptional costs of approximately €61 million, which, in the main, relate to asset impairments, plant closures and restructuring costs arising in our European packaging businesses, together with our share of similar costs arising in SSCC. Pre-exceptional profits of €386 million declined from €485 million in 2000.

The Group net interest charge for 2001 is €86 million, down from €100 million in 2000, which reflects lower average interest rates during the period. This benefit was, however, offset by a stronger US dollar which increased the euro value of our US dollar denominated interest. Our share of associates' net interest, at €155 million, relates predominantly to SSCC where the benefit of lower average interest rates was also helped by reduced debt levels and previous debt refinancing.

Taxation

The 2001 taxation charge of €120 million represents an effective tax rate of 37%, a reduction on 38% in 2000. As there is only limited tax relief available on the exceptional items, the tax rate on pre-exceptional profits is 33% compared to 37% in 2000. This continues a downward trend that reflects our ongoing focus on tax management throughout the Group. Actions taken in 2001 helped reduce the distorting impact that unrelieved statutory losses had on the tax charge in 2000.

Earnings per share and dividends

Earnings per ordinary share ('EPS') decreased by 31% to 15.5 cent per share from 22.4 cent in 2000. EPS before exceptional items, a more comparable measure year-on-year, declined 20% from 25.5 cent to 20.5 cent in 2001. This decrease reflects the impact of reduced profitability in our associates, partly offset by the improved performance of our subsidiaries. This performance, combined with a marginally lower tax rate, and offset by an increase in minority interests, results in our subsidiary operations contributing 15.8 cent to pre-exceptional EPS compared to 13.4 cent last year.

2001 Production flow chart – Europe and Latin America (000 tonnes)


Resources
Kraft pulp 802
OCC (for kraft) 264
Paper production
Kraftliner 987
Kraftliner
Internal use of kraft 392
Open market sales 595
Open market purchases 316
Net sales 279
Conversion
OCC (for recycled) 1951
Recycled 1807
Internal recycled use 1296
Open market sales 511
Open market purchases 709
Net sales -198
Total OCC 2215
Containerboard 2794
Integration 97%
Corrugated[1] 2499

[1] Does not include corrugated production of 491,000 tonnes in Canada.

Approximately 1.08 tonnes of fibre required for a tonne of paper and 1.08 tonnes of paper required for a tonne of boxes.


150
125
100
75
50
25
0
1996 1997 1998 1999 2000 2001
104 103 108 82 68 80

Capital expenditure
% of depreciation


60
50
40
30
20
10
0
1999 2000 2001
48 38 37

JSG tax rate
%

Cash flow

Summary cash flows for 2001 and 2000 are set out in the following table:

Summary cash flows	2001 €million	2000 €million
Profit before taxation – subsidiaries only	248	242
Exceptional items	15	–
Depreciation and amortisation	236	225
Working capital change	19	(81)
Capital expenditure	(192)	(152)
Sales of fixed assets	27	24
Tax paid	(114)	(55)
Dividends from associates	11	9
Other	(3)	(9)
Free cash flow	247	203
Investments	(55)	(93)
Sale of businesses and investments	12	10
Share issues	2	1
Dividends	(95)	(87)
Net cash inflow	111	34
Debt acquired	(3)	(40)
Currency translation adjustments	(54)	(63)
Decrease/(increase) in net borrowing	54	(69)
Free cash flow (cent per share)	22.7	18.7

Profit before taxation from subsidiaries of €248 million increased €6 million on 2000. The increased level of cash generation by our subsidiaries reflects the improved performance of our European and Latin American operations in 2001. Profits from our wholly owned US operations are considerably lower than 2000.

Depreciation and amortisation, at €236 million, was higher than in 2000, as a result of operations acquired last year. Our cash flow continues to benefit from ongoing capital restraint; capital expenditure, at 80% of our depreciation stream, resulted in a net inflow of approximately €44 million.

Asset sales were marginally higher than in 2000. Conversely, tax payments were higher in 2001, reflecting the significantly higher profits generated across the Group in 2000 compared to 1999. Working capital decreased during the year by €19 million mainly due to lower inventory levels, but it also reflects lower activity compared to last year.

Average maturity profile of debt

Year	€ million
2002	251
2003	319
2004	78
2005	311
2006	201
After 2006	394
	1,554

Free cash flow for the year of €247 million compares to €203 million in 2000, an increase of €44 million. Free cash flow per share increased by 21% to 22.7 cent. Dividends from associates were higher than last year mainly due to increased dividend income from Munksjö. Investments in the year amounted to €55 million and included an investment of 25% in Leefung-Asco, a Hong Kong quoted company, the buy-out of minority interests within the Nettingsdorfer Italian operations, and the buyback of shares in Colombia.

Total dividend payments of €95 million in the year were €8 million higher than 2000 levels. Of this total, €77 million was in respect of dividends paid to Group shareholders, compared to €70 million for the previous year. Minority dividends of €18 million were €1 million higher than last year.

The combination of investments and dividends was more than offset by the operating surplus, with the result that the total cash flow for 2001 was a surplus of approximately €111 million compared to a surplus of €34 million in 2000. The euro weakened relative to the US dollar during 2001 and consequently net borrowing increased by €54 million. With significant US dollar denominated borrowings, the Group continues to be exposed to changes in the relative value of the euro against the dollar. In total, net borrowing, (including debt acquired) decreased by €54 million to €1,114 million.

Balance sheet

While the relative strength of the US dollar results in an increase in net borrowing, it also enhances the US dollar denominated assets and earnings. Group shareholders' funds increased by €159 million in the year to December 2001 to €2,665 million.

Net borrowings decreased and represented 41.8% of Group shareholders' funds at December 2001 compared to 46.6% at December 2000. Net assets per share amounted to €2.46, an increase over the €2.31 at December 2000. The value of our investments in associates also increased significantly as a result of currency, primarily relating to SSCC.

Treasury and borrowing

Group net debt at 31 December 2001 was €1,114 million, (total debt of €1,554 million less cash of €440 million) giving a debt to equity ratio of 41.8%. At the year end, the percentage of our total debt, which is at fixed interest rates, was 43% (61% on a net debt basis). Of our total debt at the end of December, 61% is provided by institutional lenders and 39% by banks. On a net debt basis, 86% is provided by institutional lenders and 14% by banks.

The average maturity profile of our debt is seven years and is split as outlined above.

	2001	2000
Key financial statistics		
Net debt to equity	**42%**	47%
Net debt to total capitalisation	**29%**	32%
Weighted average interest rate on total debt	**5.71%**	7.24%
Debt: Fixed/Floating mix	**43:57**	41:59
Debt: Institutional/Banking mix	**61:39**	58:42
Interest cover	**4.5 times**	3.6 times
Net assets per share	**€2.46**	€2.31

Committed borrowing facilities are €2 billion. The weighted average interest rate on total debt was 5.71%. Excluding associates and exceptional items, interest expense for 2001 was covered 4.5 times by consolidated operating profit, compared to 3.6 times for 2000.

In August 2001 the Group signed an €800 million revolving credit facility maturing in August 2006. This facility increased the Group's borrowing capability while extending its maturity profile by replacing a €610 million facility maturing in February 2003. Long and medium term funding requirements are met through our Guaranteed Notes and Debentures due in 2005 and 2025 respectively, our Guaranteed Senior Notes due between 2003 and 2008 and from committed bank facilities. Short-term requirements are met by drawing on committed and uncommitted bank facilities.

I.J. Curley
Chief Financial Officer

Segmental Analyses

	2001 €000	%	2000 €000	%
Sales – third party				
Packaging	2,523,264	55.9	2,549,732	55.9
Specialities	489,061	10.8	498,922	10.8
Europe	3,012,325	66.7	3,048,654	66.7
United States and Canada	665,726	14.8	733,486	16.1
Latin America	833,599	18.5	783,104	17.2
	4,511,650	100.0	4,565,244	100.0
Associates' third party sales	€10,464,839		€10,233,128	
Share of associates' third party sales	€3,131,693		€3,044,020	


Europe
66.7%


US and Canada
14.8%


Latin America
18.5%

	2001 €000	%	2000 €000	%
Profit before interest, exceptional items and taxation				
Packaging	243,695	38.9	221,484	28.9
Specialities	23,890	3.8	25,849	3.4
Associates	24,556	3.9	31,821	4.1
Europe	292,141	46.6	279,154	36.4
Packaging	12,856	2.1	31,463	4.1
Associates	194,645	31.1	361,753	47.2
United States and Canada	207,501	33.2	393,216	51.3
Latin America	126,884	20.2	94,034	12.3
Profit before interest, exceptional items and taxation	626,526	100.0	766,404	100.0
Group net interest	(85,568)		(99,859)	
Share of associates' net interest	(154,654)		(181,567)	
Profit before exceptional items	386,304		484,978	
Impairment of fixed assets	(26,642)		–	
Reorganisation and restructuring costs	(23,763)		(20,890)	
Share of associates' exceptional costs	(10,895)		(21,789)	
Profit before taxation	€325,004		€442,299	


Europe
46.6%


US and Canada
33.2%


Latin America
20.2%

Segmental Analyses

continued

	2001 €000	%	2000 €000	%
Sales – Group and third party				
Packaging	3,364,145	57.4	3,422,830	57.8
Specialities	516,265	8.8	523,857	8.8
Europe	3,880,410	66.2	3,946,687	66.6
United States and Canada	665,726	11.4	733,486	12.4
Latin America	1,314,834	22.4	1,247,374	21.0
	€5,860,970	100.0	€5,927,547	100.0


Europe
66.2%


US and Canada
11.4%


Latin America
22.4%

	2001 €000	%	2000 €000	%
Operating assets				
Packaging	1,286,470	31.3	1,369,679	34.3
Specialities	323,550	7.9	293,265	7.3
Europe	1,610,020	39.2	1,662,944	41.6
United States and Canada	1,712,105	41.7	1,615,159	40.4
Latin America	785,552	19.1	718,599	18.0
	4,107,677	100.0	3,996,702	100.0
Unallocated net liabilities	(1,443,145)		(1,491,527)	
Group shareholders' funds	€2,664,532		€2,505,175	


Europe
39.2%


US and Canada
41.7%


Latin America
19.1%

	2001 €000	%	2000 €000	%
Total assets				
Packaging	2,273,520	38.3	2,450,895	41.5
Specialities	598,372	10.1	547,928	9.3
Europe	2,871,892	48.4	2,998,823	50.8
United States and Canada	2,015,695	34.0	1,904,230	32.3
Latin America	1,049,030	17.6	997,949	16.9
	€5,936,617	100.0	€5,901,002	100.0


Europe
48.4%


US and Canada
34.0%


Latin America
17.6%

Segmental Analyses

	2001	%	2000	%
Employees – Average number for the year				
Packaging	13,904	52.0	13,913	52.1
Specialities	3,157	11.8	3,155	11.8
Europe	17,061	63.8	17,068	63.9
United States and Canada	3,031	11.3	3,011	11.3
Latin America	6,659	24.9	6,610	24.8
Total full-time equivalents	26,751	100.0	26,689	100.0
Associates	43,968		44,667	


Europe
63.9%

US and Canada
11.3%

Latin America
24.9%

Capital expenditure				
Packaging	74,806	42.2	75,423	51.1
Specialities	39,070	22.0	32,534	22.0
Europe	113,876	64.2	107,957	73.1
United States and Canada	11,831	6.7	20,110	13.6
Latin America	51,506	29.1	19,562	13.3
	€177,213	100.0	€147,629	100.0


Europe
64.2%

US and Canada
6.7%

Latin America
29.1%

Depreciation, depletion and amortisation				
Packaging	148,444	62.2	145,630	63.8
Specialities	19,778	8.3	19,521	8.5
Europe	168,222	70.5	165,151	72.3
United States and Canada	22,201	9.3	21,923	9.6
Latin America	48,341	20.2	41,274	18.1
	€238,764	100.0	€228,348	100.0


Europe
70.5%

US and Canada
9.3%

Latin America
20.2%

Investments in associates				
Europe	196,997	11.7	160,211	10.4
United States and Canada	1,454,420	86.0	1,355,830	87.7
Latin America	38,738	2.3	29,891	1.9
	€1,690,155	100.0	€1,545,932	100.0


Europe
11.7%

US and Canada
86.0%

Latin America
2.3%

Board of Directors

M.W.J. Smurfit Chairman and Chief Executive Officer Age [illegible]	Dr. Michael Smurfit was appointed Chairman and Chief Executive Officer in 1977 prior to which he was Deputy Chairman and Joint Managing Director. He is Chairman of Smurfit-Stone Container Corporation. In addition, Dr. Smurfit holds the position of Honorary Irish Consul to the Principality of Monaco.
P.A. Smurfit Joint Deputy Chairman Age 59	Dr. Alan Smurfit was appointed Joint Deputy Chairman in 1984. He has been Chairman and Chief Executive Officer of Smurfit Latin America since 1987 and has held a number of other senior positions in the Group.
D.F. Smurfit Joint Deputy Chairman Age 57	Dr. Dermot Smurfit was appointed Joint Deputy Chairman in 1984. Prior to taking up his current position as World Vice President Marketing and Sales in 1997, he held a number of other senior positions in the Group. Dr. Smurfit is a director of Smurfit-Stone Container Corporation and ACE Limited. In addition, he is Chairman of the World Containerboard Organisation (WCO) and is also a member of the Board of the Confederation of European Paper Industries.
H.E. Kilroy Non Executive Age 66	Mr. Howard Kilroy joined the Group in 1973 and was appointed Chief Operations Director in 1978 and President in 1986. He retired from both these positions in 1995. Mr. Kilroy is a director of CRH plc, Smurfit-Stone Container Corporation and Arnotts plc.
P.J.P. Gleeson Non Executive Age 55	Mr. Peter Gleeson is Chairman and Chief Executive of Castle Hosiery Company Limited. He is Chairman of William J. Gleeson & Co, Gleeson Properties Development Co. Limited and a director of a number of other companies.
J.B. Malloy Non Executive Age [illegible]	Mr. James Malloy retired from his executive positions in Jefferson Smurfit Group's US subsidiaries in 1996 after 17 years' service in various roles with the Group's US operations. Mr. Malloy is also a director of Consolidated Freightways Corporation.
J.M. O'Dwyer Non Executive Age [illegible]	Mr. James O'Dwyer is Chairman of Arthur Cox, one of Ireland's largest law firms and is admitted as an Attorney at Law to the New York State Bar and to the Supreme Court of the United States. He is also a director of several companies.
A.P.J. Smurfit Chief Executive, Smurfit Europe Age [illegible]	Mr. Anthony Smurfit has worked in various parts of the Group in Europe and the United States. Prior to taking up his present position in October 1999, he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive of Smurfit France. He is also a director of The Irish National Stud Company.
R. Mac Sharry Non Executive Age 63	Dr. Ray Mac Sharry has had wide experience as an Irish Government Minister and a member of the Irish and European Parliaments. He is a former Irish representative on the EU Commission where he had responsibility for Agriculture. He is also Chairman of London City Airport Limited, Green Property plc and Coillte Teoranta (The Irish Forestry Board) and a director of the Bank of Ireland, Ryanair and a number of other companies.

M. Rafferty Non Executive Senior Independent Director Age [illegible]	Mr. Martin Rafferty has extensive experience as chairman and a director of a number of leading Irish companies, in both the state and private sectors. He is Chairman of United Drug plc and Readymix plc. His directorships include Ulster Bank Limited and Allianz-Irish Life Holdings plc.
P.J. Wright Non Executive Age 60	Mr. Patrick Wright joined the Group in 1976 and held a number of senior positions in the Group's Irish and UK operations prior to his appointment as President and Chief Operations Officer in 1996. He retired from both these positions at the end of December 1999. He is Chairman of The RTÉ Authority and Aon MacDonagh Boland Group Limited and is Deputy Chairman of Aer Lingus Group plc and a director of Anglo Irish Bank Corporation plc, a Trustee of the Irish Business & Employers' Confederation, an Honorary Fellow of the National College of Ireland and a Fellow of the Irish Management Institute.
A. Reynolds Non Executive Age 69	Following a successful career in business, Dr. Reynolds was elected to Dáil Éireann (the Irish Parliament) in 1977 and held a number of ministerial posts before serving as Taoiseach (Prime Minister of Ireland) from 1992 to 1994. His directorships include Aon MacDonagh Boland Group Limited, Bula Resources (Holdings) plc and Life Energy & Technology Holdings Limited.
M. Redmond Non Executive Age 51	Dr. Mary Redmond is a Consultant Solicitor in Arthur Cox, one of Ireland's largest law firms and is best known outside legal circles for her part in the success of the Irish Hospice Foundation. She is Deputy Governor of the Bank of Ireland, and is a director of Campbell Bewley Group Limited and of the Barretstown Gang Camp Fund Limited.
J.R. Thompson Non Executive Age [illegible]	Governor James R. Thompson is Chairman of Winston & Strawn, a law firm with offices in the United States and Europe. Governor Thompson is a former Governor of Illinois, serving for four terms from 1977 to 1991. His other directorships include Hollinger International, Inc., FMC Corporation, Prime Retail Inc., Prime Group Realty Trust, FMC Technologies Inc. and Navigant Consulting Inc.
G.W. McGann President and Chief Operations Officer	Mr. Gary McGann joined the Group in 1998 as Chief Financial Officer. He was appointed to his present position on 28 January 2000. He has previously held a number of senior positions in both the private and public sectors over the last 20 years, including Chief Executive of Gilbeys of Ireland and Aer Lingus Group.

Board sub-committees

To assist the Board in the fulfilment of its duties, it has established a number of sub-committees. The principal of these and their composition at 31 December 2001 were as follows:

	Banking	Compensation	Options	Audit	Nominations
M.W.J. Smurfit					■
D.F. Smurfit	■				
H.E. Kilroy			■		
P.J.P. Gleeson			■		
J.M. O'Dwyer	■		■		
R. MacSharry		■		■	
M. Rafferty		■		■	
P.J. Wright	■				
A. Reynolds	■			■	■
M. Redmond	■				■
J.R. Thompson		■			■

Senior Executives

Group	**M.W.J. Smurfit** Chairman and Chief Executive Officer **G.W. McGann** President and Chief Operations Officer **I.J. Curley** Chief Financial Officer **D.F. Smurfit** World Vice President, Sales & Marketing **M.O'Riordan** Group Secretary **G.A. Fagan** Group Financial Controller **S.A. Kerr** Group Corporate Planner **D. Brophy** Group Director of Tax and Corporate Finance **M. Kenny** Executive Vice President, Equity Capital Markets
Smurfit Capital	**P. Regan** Chief Executive and Group Treasurer **B. Marshall** General Counsel
Smurfit Europe	**A.P.J. Smurfit** Chief Executive Officer **A. Gaudre** Vice President Finance **G. Colombert** Vice President Human Resources **O. Baldassari** Vice President Information Systems **J-C. Billiet** Vice President Manufacturing & Technical Services **D. Binet** Vice President Purchasing
Divisional Chief Executives	**R. Villaquiran** Corrugated Division **M.A. Mediero** Paper Division **F. Vittoz** Specialities Division
Divisional Executives	**J. Hovhannessian** Chief Executive – Smurfit Socar **M. Discart** Chief Executive – Smurfit Benelux (Corrugated) **J. Ryan** Chairman – Smurfit Ireland (Corrugated) **J. O'Loughlin** Chief Executive – Smurfit Ireland (Corrugated) **S. A. Mayer** Chief Executive – Smurfit Italy (Corrugated) **A. Amela** Chief Executive – Smurfit Spain (Corrugated) **F. Doyle** Vice President, Sales & Marketing (Corrugated) **R. Clavaud** Chief Executive, Papeteries du Limousin **G. Morot** Chief Executive, Smurfit Cellulose du Pin **H. Kessler** Chairman and Chief Executive – Nettingsdorfer **U. Stepski** Commercial Director – Paper

Smurfit Latin America	**P.A. Smurfit** Chairman and Chief Executive Officer **G. Esguerra** Vice President – Administration
Country Chief Executives	**R. Silva** Colombia **C. Sacal** Mexico **R. Diaz** Venezuela **C. Barrozzi** Argentina

US	
Smurfit Packaging Corporation	**J.B. Malloy** Chairman **P. Cosgrove** Chief Executive Officer

Canada	
Smurfit MBI	**L. Martinez** Chief Executive

Asia	**A. Baudant** Vice President of Development

Associates

Europe	
Munksjö	**A. Carlberg** Chairman

United States	
Smurfit-Stone Container Corporation	**M.W.J. Smurfit** Chairman of the Board **P.J. Moore** President and Chief Executive Officer **C.A. Hinrichs** Vice President and Chief Financial Officer
Smurfit-Stone US Operating Divisions – Vice Presidents and General Managers	**J.P. Davis** Container Division **W.N. Wandmacher** Containerboard Mill Division **F.S. Macfarlane** Consumer Packaging Division **J.M. Riconosciuto** Vice President Operations – Consumer Packaging Division **D.C. Stevens** Recycling Division

Directors' Report
for the year ended 31 December 2001

The directors submit their report to shareholders with the audited financial statements for the year ended 31 December 2001.

Principal activities, Group results and state of affairs

The Company is a holding company. The Group is an integrated manufacturer and converter of paper and board. The profit attributable to the Company's ordinary shareholders amounted to €167,565,000 (2000: €242,482,000) and has been dealt with as shown in the Consolidated Profit and Loss Account on page 39. Segmental analyses are set out on pages 17 to 19.

Shareholders are referred to the Chairman's Letter, the Operations Review and the Financial Review which contain a review of the development of the business for the year ended 31 December 2001, the state of affairs of the Company and the Group at that date, recent events and likely future developments.

Dividends

The board proposes the payment of a final dividend of 4.662 cent, up 5% on the comparable dividend paid last year of 4.44 cent, payable on 3 May 2002 to shareholders on the record on 5 April 2002.

Purchase of own shares

As at 31 December 2001 the Company and its subsidiaries had authority to purchase on the Stock Exchange up to 10% of the issued share capital of the Company. The authority was not exercised during 2001 and is due to expire on the date of the forthcoming Annual General Meeting. It is proposed to renew this authority at the forthcoming meeting.

Directors and secretary

The members of the board of directors are named on pages 20 and 21. There was no change in the directors or secretary during the year.

In accordance with the Articles of Association, Messrs. M.W.J. Smurfit, J.B. Malloy, A.P.J. Smurfit, R. Mac Sharry and P. J. Wright will retire at the Annual General Meeting and are recommended by the board for re-election.

The interests of directors, the secretary and their immediate families in the share capital and debentures of the Company and its subsidiaries, as defined by the Companies Act, 1990, are set out on page 25. All interests are beneficial except where stated otherwise. The directors' share options and conditional share allocations under the Company's long term incentive plans are shown in the Remuneration Report. The Company's register of directors' interests contains full details of directors' shareholdings, options to subscribe for shares and conditional share allocations.

Shareholdings in the Company

Directors	Ordinary Shares 31 December 2001	Ordinary Shares 1 January 2001
M.W.J. Smurfit	74,062,675	74,062,575
– non-beneficial*	7,916,467	10,132,843
P.A. Smurfit	4,177,198	4,177,198
– non-beneficial*	7,916,467	10,132,843
D.F. Smurfit	5,694,014	5,694,014
H.E. Kilroy	8,401,502	8,401,502
P.J.P. Gleeson	12,717,436	14,217,436
J.B. Malloy	4,500,770	4,500,770
J.M. O'Dwyer	62,420	62,420
A.P.J. Smurfit	118,034	118,134
R. Mac Sharry	4,620	4,620
M. Rafferty	23,959	23,959
P.J. Wright	1,567,937	1,867,937
A. Reynolds	–	–
M. Redmond	950	950
J.R. Thompson	3,750	3,750
G.W. McGann	18,894	18,894
Secretary		
M.O'Riordan	141,893	141,893

*This holding is held jointly by Drs. M.W.J. Smurfit and P.A. Smurfit.

Subsequent changes
In the period from 1 January 2002 to 28 February 2002 there were no changes in the shareholdings of the directors and secretary.

Shareholdings in subsidiaries
No director, the secretary or any member of their immediate families had an interest in the shares or debentures of any subsidiary.

Going concern
After making enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Books and accounting records
The directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. To achieve this, the directors have appointed appropriate accounting personnel, including a professionally qualified Chief Financial Officer, in order to ensure that those requirements are complied with.

These books and accounting records are maintained at the Company's registered office.

Corporate governance
Statements by the directors in relation to the Group's compliance with the Irish Stock Exchange's Combined Code on Corporate Governance and the Group's system of internal controls are set out in the Corporate Governance Statement on pages 34 to 36.

The Remuneration Report is set out on pages 27 to 33.

Environmental Issues

The processes used in the manufacture of pulp, paperboard and other paper based products result in various discharges and emissions. The paper and packaging industry, including the Group, is thus subject to a wide range of environmental laws and regulations.

The growing concern for the environment has been strongly felt in the paper and packaging industry. Throughout Europe, legislation is being adopted which imposes recycling obligations on manufacturers. Generally, the objective is to increase the re-use and recycling of packaging waste, increase the share of packaging waste which is incinerated and reduce the amount of waste which is dumped. The European Union's Directive on packaging waste, which was adopted by the Commission in early 1995, required the recycling of between 25% and 45% of total packaging waste, generally by June 2001. In the United States, stringent regulations have been introduced which regulate air and water standards for the pulp and paper industry, known as the "cluster rules".

Notwithstanding the Group's concern on environmental matters, the industry in which it operates is one in which litigation by private parties and action by regulatory authorities may arise. In particular, the United States, the European Union and certain of its members are in the process of imposing stricter environmental regulation.

Compliance with current laws and regulations has required considerable capital and operating expenditures and the need for future expenditure will depend upon new laws, regulations and enforcement policies as well as technological advances. As a result, there can be no assurance that compliance with any future laws or regulations will not involve significant expenditure by the Group. However, since the Group's competitors will be subject to the same laws and regulations, the board believes that compliance will not adversely affect its competitive position.

Research and Development

The Company's subsidiaries are engaged in ongoing research and development aimed at improving products and expanding product ranges.

Health and Safety

The welfare of Group employees worldwide is safeguarded through adherence to rigorous health and safety standards. The Safety, Health and Welfare at Work Act, 1989 imposes certain obligations on employers and the Group has taken appropriate measures to ensure that health and safety standards are complied with at all relevant Group locations, that all relevant Group companies meet the requirements of this Act and that the policy of the Group in this regard was fulfilled during the year ended 31 December 2001.

Subsidiaries and Associates

A list of principal subsidiaries and associates is set out on pages 78 and 79.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the letter to shareholders and the Notice of Meeting enclosed with this report which set out additional matters to be considered at the Annual General Meeting.

On behalf of the Board

M. Rafferty
M. Redmond

Directors

28 February 2002

Remuneration Report
on behalf of the Board

The Compensation Committee determines the contracts of service and remuneration of all executive directors. Remuneration rates for executive directors and other senior executives are reviewed in consultation with the Chairman and, where appropriate, the President & Chief Operations Officer and against periodic market surveys from specialist external remuneration consultants.

The remuneration of the non executive directors is determined by the board within the limits set out in the Articles of Association.

Remuneration policy for Executive Directors
The Company expects top levels of ability and commitment from all members of management. In return it aims to provide an attractive competitive compensation package linked to the financial prosperity of the Company and its shareholders.

Salary
Base salaries for executive directors reflect job responsibilities and are at or above upper quartile levels prevailing in the appropriate market for comparable companies.

The executive directors are encouraged to accept a small number of external appointments as non executive directors or on industry associations. They are normally permitted to retain any payments received in respect of such appointments.

Annual Bonus
Executive directors other than the Chairman and the President participate in annual bonus schemes under which payments are made based on the profit performance of the relevant part of the business and other performance targets. In the Chairman and President's case, bonus is earned by reference to the Group's earnings per share for the year based on targets set by the Compensation Committee at the start of the year in the context of the budget for the year.

Long Term Incentive Plans
Executive directors participate in the Company's 1987 share option schemes and the 1999 Performance Share Plan. No director has received options under the 1999 Executive Share Option Plan.

In 2000 the Committee, with shareholder approval, introduced special long term incentive plans for the Chairman, the President and the Chief Financial Officer. The plans were introduced because the Chairman's previous long term plan had expired and the President and the Chief Financial Officer had only recently been appointed to their respective positions.

A special deferred bonus plan was put in place for Mr. McGann (now President & Chief Operations Officer) on his appointment in 1998 to the Group as Chief Financial Officer.

A description of all the long term plans and the deferred bonus plan, and schedules showing the conditional allocations and grants made to directors are shown on pages 29 to 32.

Pensions
Pensions for executive directors are provided under a number of pension plans reflecting practice in the relevant country and are generally based on salary only; bonus and other benefits are not included. However, it is common for executive compensation plans in the US to include annual performance related pay in pensionable pay. Accordingly, pensions for certain executive directors are based on the average of the salary and annual bonus of the highest five consecutive years in the ten years prior to retirement.

Service Contracts
No executive director has a service contract with a remaining term greater than one year. On termination of employment following a change of control each executive director except the Chairman is entitled to a payment of twice his annual remuneration.

The following table sets out the remuneration of the directors in accordance with the Listing Rules of the Irish Stock Exchange.

	Fees Company[1] €000	Fees – other[2] €000	Other Remuneration[3] €000	Salary €000	Annual Bonus €000	Deferred Bonus €000	Other benefits[4] €000	2001 Total €000	2000 Total €000
Executive Directors									
Group									
M.W.J. Smurfit				1,546	1,397		31	2,974	4,601
G.W. McGann[5]				735	735	205	10	1,685	1,054
P.A. Smurfit				702	274		64	1,040	1,210
D.F. Smurfit				649	253		20	922	1,272
A.P.J. Smurfit		4		410	234		3	651	697
P.J. Wright[6]									310
		4		**4,042**	**2,893**	**205**	**128**	**7,272**	**9,144**
Associate									
M.W.J. Smurfit[7]				1,006	402		291	1,699	1,967
A.P.J. Smurfit		13						13	12
		13		**1,006**	**402**		**291**	**1,712**	**1,979**
Non Executive Directors									
Group									
H.E. Kilroy	40		127					167	161
P.J.P. Gleeson	40						2	42	32
J.B. Malloy	35						6	41	46
J.M. O'Dwyer	41							41	32
R. Mac Sharry	54							54	39
M. Rafferty	54							54	44
P.J. Wright[6]	38		63				3	104	98
A. Reynolds	41							41	52
M. Redmond	41							41	32
J.R. Thompson	41						10	51	40
	425		**190**				**21**	**636**	**576**
Associate									
H.E. Kilroy[7]		51						51	47
Total – 2001	**425**	**68**	**190**	**5,048**	**3,295**	**205**	**440**	**9,671**	**11,746**

Notes

1. Fees comprise a fee paid in respect of service as a director and additional remuneration paid to non executive directors through membership of board committees.
2. Fees for service as directors of subsidiary or associated undertakings.
3. Consultancy fees paid for services unrelated to duties as director of the Company.
4. Group relates principally to use of company cars, travel, accommodation and related costs. Associate relates to a gross-up for a portion of Federal and State taxes.
5. Mr. McGann was appointed a director on 28 January 2000.
6. Mr. Wright retired from his executive position on 30 June 2000.
7. Amounts paid by Smurfit-Stone Container Corporation.

Long Term Incentive Plans

The following sets out the disclosure for long term incentive plans in accordance with the Listing Rules of the Irish Stock Exchange.

Long Term Incentive Plans – Cash Based

		€000
Group - 2000	P.J. Wright[1]	317

Notes

1. During 2000 Mr. Wright received €2.5 million under his four year long term plan which expired in June 2000. €2.2 million had been accrued at 31 December 1999. Mr. Wright retired from his executive position on 30 June 2000.

Long Term Incentive Plans – Share Based

The Company has two principal long term incentive plans: (i) the share option schemes adopted in 1987 comprising the Jefferson Smurfit Group plc 1987 Option Scheme (the "1987 Scheme") and the Jefferson Smurfit Group plc 1987 United Kingdom Option Scheme (the "1987 UK Scheme"); and (ii) the long term incentive plans adopted in 1999 and 2000 comprising the Jefferson Smurfit Group plc 1999 Performance Share Plan (the "PSP"), the Jefferson Smurfit Group plc 1999 Executive Share Option Plan (the "ESOP"), the Jefferson Smurfit Group plc 2000 United Kingdom Executive Approved Share Option Plan (the "UK EASOP") and the Special Long Term Incentive Plans.

The 1987 Scheme and the 1987 UK Scheme

These schemes expired in 1997 for the purpose of making new grants but a number of earlier grants remain extant. These schemes allowed participating executives to receive grants of share options under Section A of the relevant scheme and, in many cases, also under Section B of the relevant scheme. Section A options become exercisable if the EPS growth of the Company over a period of at least three years exceeds the growth in the Irish Consumer Price Index ("CPI") over the same period. For the grants made in 1997 this threshold was increased to CPI plus 2% p.a. Section B options become exercisable if the EPS growth of the Company over a period of five years places it in the upper quartile of the FT-SE 100 companies ranked in terms of EPS growth over the same period.

Options granted under the 1987 Scheme are denominated in euro and options granted under the 1987 UK Scheme are denominated in Sterling. Apart from minor differences to reflect the different legislative regimes in Ireland and the UK, both schemes have similar terms and conditions.

At 31 December 2001, the total number of options outstanding under these schemes was 17,060,892 (31 December 2000: 19,194,600) made up as follows:

Scheme	No. of participants	No. of shares Section A	No. of shares Section B	Price range	Expiry dates
1987 Scheme	160	8,042,722	6,951,512	125.01 – 228.55 cent	Up to April 2007
1987 UK Scheme	34	1,267,774	798,884	Stg 102.32 – 181.5p	Up to April 2007
		9,310,496	7,750,396		
of which exercisable		*5,790,496*	*1,662,396*		

The following schedule shows the outstanding share options held by directors under these schemes:

	Section	1 Jan 2001 & 31 Dec 2001	Exercise Price (euro unless otherwise stated)	Date from which exercisable	Expiry date
P.A. Smurfit	A	93,236	125.01 cent	7 May 1996	13 Oct 2002
	B	93,236	125.01 cent	17 Oct 1997	13 Oct 2002
	A	100,000	195.53 cent		30 Nov 2005
	B	100,000	195.53 cent		30 Nov 2005
	A	78,000	200.61 cent	26 Mar 2001	18 Apr 2007
	B	78,000	200.61 cent		18 Apr 2007
D.F. Smurfit	A	200,974	Stg102.32p	7 May 1996	13 Oct 2002
	B	200,974	Stg102.32p	18 Dec 1997	13 Oct 2002
	A	100,000	195.53 cent		30 Nov 2005
	B	100,000	195.53 cent		30 Nov 2005
	A	135,000	200.61 cent	26 Mar 2001	18 Apr 2007
	B	135,000	200.61 cent		18 Apr 2007
A.P.J. Smurfit	A	124,314	Stg102.32p	7 May 1996	13 Oct 2002
	B	124,314	Stg102.32p	18 Dec 1997	13 Oct 2002
	A	50,000	195.53 cent		30 Nov 2005
	B	50,000	195.53 cent		30 Nov 2005
	A	67,500	200.61 cent	26 Mar 2001	18 Apr 2007
	B	67,500	200.61 cent		18 Apr 2007
P.J. Wright	A	100,000	195.53 cent		30 Nov 2005
	B	100,000	195.53 cent		30 Nov 2005
	A	220,000	200.61 cent	26 Mar 2001	26 Mar 2003
	B	220,000	200.61 cent		18 Apr 2007

The market price of the shares at 31 December 2001 was 245 cent and the range during 2001 was 182 cent to 255 cent.

The ESOP, UK EASOP and the PSP

The ESOP and the UK EASOP allow participating executives to receive annual grants of share options. Apart from minor differences to reflect the different legislative regimes in Ireland and the UK, both schemes have similar terms and conditions. Options will become exercisable over a proportion of the shares subject to option to the extent that pre-set performance targets described below are achieved over a performance period of not less than four years. Options will be granted to acquire shares at the market price at the time of grant exercisable between five and ten years from the date of grant. The options will generally take the form of options to subscribe for new shares of the Company.

The PSP allows participating executives to receive annual allocations that may result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards will be granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets described below are achieved over a performance period of not less than four years.

The PSP is structured on the basis that at the date of allocation no legal entitlement arises. Legal rights will only arise at the time any award is made in respect of the allocation. The award will consist of an option over the appropriate number of shares exercisable after one year and within six years (i.e. five years and ten years after the initial allocation respectively). Awards will be made by an employee share ownership trust which will generally purchase existing shares.

The performance measures for these plans have two elements. Up to $2/3$ of any grant will become exercisable based on the change in the Company's EPS over the performance period matching median to upper quartile EPS performance of a peer group of international paper industry companies. If performance matches the median of the peer group $1/6$ of the grant will become exercisable rising on a straight-line basis to $2/3$ if performance matches the upper quartile of the peer group.

The other ⅓ of any grant will become exercisable based on generation of shareholder value as measured by achievement of an Enhanced Shareholder Value ("ESV") target by the Group. No grant will be earned unless over the performance period the ESV measure has been positive where the ESV measure for the Group is its cash profit in excess of its cost of capital. Certain factors used in the calculation of this measure (i.e. risk free rate of return, market risk premium and beta) will be determined each year on the advice of a leading firm of stockbrokers.

The ESV target is measured by reference to the Group as a whole.

The composition of the peer group is as follows:

D.S. Smith (Holdings) PLC
Gaylord Container Corporation
Georgia-Pacific Group
Grupo Industrial Durango SA de CV
IKPC - Industrias Klabin de Papel e Celulose SA
International Paper Company
Otor S.A.
Packaging Corporation of America
Svenska Cellulosa Aktiebolaget SCA
Temple-Inland Inc.
Weyerhaeuser Company
Willamette Industries Inc.

The Company's ESV measure was positive €27 million for 2001. The ESV measure for 2000 was positive €77 million. In calculating the ESV measure the following rates were used:

	2001	2000
Risk free rate of return	**4.8%**	5.5%
Market risk	**4.0%**	4.5%
"Beta"	**1.2**	1.0

The resulting weighted average cost of capital was 8.9% for 2001 and 8.4% for 2000. It should be noted that the calculation of ESV, which is essentially a cash measure, excludes associates.

At 31 December 2001, there were 34 participants in the PSP and the total number of allocations outstanding under this plan was 10,744,318 (31 December 2000: 7,439,335). These allocations expire at various dates up to 27 June 2011.

At 31 December 2001, the total number of options outstanding under the ESOP and the UK EASOP was 35,869,860 (31 December 2000: 24,747,932) made up as follows:

Plan	No. of participants	No. of shares	Price range	Expiry dates
ESOP	227	35,590,871	201 – 262 cent	Up to 27 June 2011
UK EASOP	12	278,989	Stg 127 - 132p	Up to 27 June 2011
		35,869,860		

None of these options is yet exercisable.

The following schedule shows the share allocations held by directors under the PSP. No director has received options under the ESOP or the UK EASOP.

	1 Jan 2001	31 Dec 2001	Award date[1]	Exercisable date[2]	Expiry date
P.A. Smurfit	191,551	191,551	30 June 2002	30 June 2003	30 June 2009
	247,802	247,802	30 June 2003	30 June 2004	30 June 2009
	243,856	243,856	11 April 2004	11 April 2005	11 April 2010
	–	343,059	27 June 2005	27 June 2006	27 June 2011
D.F. Smurfit	206,106	206,106	30 June 2002	30 June 2003	30 June 2009
	258,487	258,487	30 June 2003	30 June 2004	30 June 2009
	251,999	251,999	11 April 2004	11 April 2005	11 April 2010
	–	307,724	27 June 2005	27 June 2006	27 June 2011
A.P.J. Smurfit	78,608	78,608	30 June 2002	30 June 2003	30 June 2009
	125,122	125,122	30 June 2003	30 June 2004	30 June 2009
	146,005	146,005	11 April 2004	11 April 2005	11 April 2010
	–	190,460	27 June 2005	27 June 2006	27 June 2011
G.W. McGann	160,378	160,378	30 June 2003	30 June 2004	30 June 2009

1. This is the date on which awards, if any, will be made in respect of this particular tranche of allocations.
2. This is the first date on which an award in respect of this particular tranche of allocations, if any, will become exercisable.

The Special Long Term Incentive Plans

Under the Special Long Term Incentive Plans the Chairman & Chief Executive Officer, President & Chief Operations Officer and Chief Financial Officer each received an allocation that may result in the award of rights to acquire ordinary shares in the Company for a nominal consideration. Awards will be granted over a proportion of the shares over which an allocation was made to the extent that pre-set performance targets described below are achieved over a performance period of three years.

The plans are structured on the basis that at the date of allocation no legal entitlement arises. Legal rights will only arise at the time any award is made in respect of the allocation. The award will consist of an option over the appropriate number of shares exercisable after two years and within seven years (i.e. five years and ten years after the initial allocation respectively). Awards will be made by the employee share ownership trust.

Timing and amount of allocations

A single allocation was made in June 2000 to each participant over shares with a market value at the date the allocation was made of 7½ times the participant's salary. No further allocations will be made under the plans.

Performance measures and calculation of awards

If the Company's TSR with dividends reinvested matches that of the lowest company in the upper quartile of the peer group used for the Group's 1999 long term plans over the three years commencing 1 January 2000, awards will be made over the total number of shares in the allocations. If the Company's TSR matches that of the median company in the peer group awards will be made over ⅓ of the maximum number of shares in the allocations with pro-rata awards for TSR performance between the median and upper quartile companies.

Awards up to ⅔ of the maximum allocation will be subject to a further requirement that the Company's cumulative earnings per share over the plan period will be not less than a cumulative figure of 1999 earnings per share plus the increase in the Irish Consumer Price Index plus 5% per annum for the three years. Awards over the remaining ⅓ of the allocation will be subject to a similar EPS performance measure with the 5% replaced by 10%. The prices at the beginning and end of the performance period used to determine TSR will be the average prices for the quarters ending 31 December 1999 and 31 December 2002 respectively.

Dividends will be included in the TSR calculation on the basis that the gross dividends are invested in additional shares on the payment date of the dividend. Share prices used for the TSR of non-Irish companies will be converted into euro at the rate applicable on the relevant dates.

Participants in the plans will not be offered any new participation in any other long term incentive plan of the Company or its subsidiaries during the plan period with the exception of all employee share schemes.

The following schedule shows the share allocations held by directors under the Special Long Term Incentive Plans.

	1 Jan 2001 & 31 Dec 2001	Award date[1]	Exercisable date[2]	Expiry date
M.W.J Smurfit	4,860,475	20 June 2003	20 June 2005	20 June 2010
G.W. McGann	1,864,215	20 June 2003	20 June 2005	20 June 2010

1. This is the date on which awards, if any, will be made in respect of these allocations.
2. This is the first date on which an award in respect of these allocations, if any, will become exercisable.

Deferred Bonus Plan

On his appointment to the Group as Chief Financial Officer in August 1998 stock appreciation rights at various strike prices were granted to Mr. McGann. One third of the rights will vest after each of the 5th, 7th and 10th anniversaries of the effective grant date, subject to cancellation if he leaves the Company within five years. At the time of exercise of any of the rights Mr. McGann will be entitled to a cash payment (less applicable taxes) equal to the difference between the then market price and the strike price times the number of rights exercised.

The following schedule shows the stock appreciation rights held under the Deferred Bonus Plan.

	1 Jan 2001 & 31 Dec 2001	Strike Price	First vesting date
G.W. McGann	800,000	130 cent	24 August 2003
	300,000	136 cent	24 August 2003
	300,000	198 cent	24 August 2003

Employee Share Schemes

During 2000, the Company introduced save as you earn share option schemes for eligible employees in both Ireland (the "Irish SAYE Scheme") and the UK (the "UK SAYE Scheme"). Under these schemes, employees may opt to save fixed amounts on a regular basis, over a three-year, five-year or seven-year period, subject to a maximum monthly saving of €320 (Irish SAYE Scheme) or Stg£250 (UK SAYE Scheme). The scheme participants can use the amounts saved plus interest earned to acquire shares under options granted by the Company at the start of the savings period.

At 31 December 2001, the total number of options outstanding under these schemes was 4,519,814 (31 December 2000: 4,548,537) made up as follows:

Scheme	No. of participants	No. of shares	Price	Exercisable dates
Irish SAYE	409	1,147,016	185 - 208 cent	2003 - 2008
UK SAYE	1,284	3,372,798	Stg 114 - 129p	2003 - 2008
		4,519,814		

Pensions

The following table sets out the pension disclosure in accordance with the Listing Rules of the Irish Stock Exchange.

Executive Directors	Increase in accrued benefits during 2001[1] €000	Accrued benefit at year end[2] €000	Transfer values[3] €000
Group			
M.W.J. Smurfit	61	962[4]	792
G.W. McGann	83	281	567
P.A. Smurfit	34	474	235
D.F. Smurfit	5	407	101
A.P.J. Smurfit	10	78	18
Associate			
M.W.J. Smurfit	30	1,021	287
P.A. Smurfit		110	
A.P.J. Smurfit		2	

1. Increases are after adjustment for inflation, and reflect additional pensionable service and earnings.
2. Figures represent the accumulated total amounts at 31 December 2001 of accrued benefits payable at normal retirement dates.
3. Figures show the transfer values of the amounts at 1. These transfer values do not represent sums paid or due, but the amounts that the pension scheme would transfer to another pension scheme, in relation to the benefits accrued in 2001, in the event of the member leaving service.
4. This figure represents the accumulated total amount at 1 September 2001 of accrued benefits payable following attainment of age 65.

Audit confirmation

Ernst & Young have confirmed that the scope of their report on the financial statements covers the disclosures contained in this report that are specified for audit by the Listing Rules of the Irish Stock Exchange.

Corporate Governance Statement

The Company is committed to high standards of corporate governance. In December 1998 the Irish Stock Exchange ("ISE") adopted the Principles of Good Governance and Code of Best Practice (the "Combined Code"). The Irish Stock Exchange requires Irish listed companies to make a statement on how they have applied the principles and how they have complied with the provisions set out in Section 1 of the Combined Code. This statement is set out below.

Compliance with the Combined Code

The Company has complied with the provisions of the Combined Code throughout 2001 except where noted.

Board of directors

The Company is headed by an effective board which throughout 2001 consisted of five executive directors and ten non executive directors – see biographical details on pages 20 and 21. Each of the executive directors has extensive experience of the paper-based packaging industry. Their specialist knowledge is backed up by the general business skills of the individuals involved and by the broadly based skills and knowledge of the non executive directors, three of whom have the additional benefit of many years' experience as former executives in the Group. The non executive directors are drawn from diverse backgrounds, including manufacturing, banking, politics and law and they bring a broad range of expertise and views to board deliberations. Mr. Martin Rafferty is the Senior Independent Director and he also has board responsibility for financial matters. The Chief Financial Officer attends and participates at Company board meetings. The board is satisfied that it is a well-balanced and effective team to lead and control your Company.

There is a clear division of responsibilities at the Company with the board retaining control of major decisions under a formal schedule of matters reserved to it for decision, the Chairman & Chief Executive Officer responsible for devising strategy and policy within the authorities delegated by the board and the President & Chief Operations Officer responsible for operations.

The board meets at least quarterly with additional meetings as required. The board met four times in 2001. The board is supplied on a timely basis with information in a form and of a quality to enable it to discharge its duties effectively.

The directors have access to the advice and services of the Group Secretary, who is responsible to the board for ensuring that board procedures are followed and applicable rules and regulations complied with. The directors also have access to independent professional advice, at the Group's expense, if and when required.

On appointment, all non executive directors receive comprehensive briefing documents on the Group and its operations and participate in an induction programme designed to familiarise them with the Group's operations, management and governance structures. Further ongoing training is provided as required.

All directors must submit themselves for re-election at intervals of not more than three years.

All non executive directors are appointed for a fixed term of five years subject to re-election and they may be re-appointed at the discretion of the board.

The Company, in common with many of its US peers, combines the roles of Chairman and Chief Executive Officer. The board believes that this is fully justified. Michael Smurfit has been the architect of the Group's success for more than 30 years, leading its growth to become a world leader in its sector. He is also widely respected as a leader in the industry. The Company announced in January 2002 that Dr. Smurfit would step down as Chief Executive Officer with effect from 31 October 2002 and would remain as Chairman. It was also announced that the President & Chief Operations Officer, Mr. Gary McGann, would take over as Chief Executive Officer with effect from 1 November 2002.

The Combined Code defines "independent director" as one who is "independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement." It is the belief of the board that all of the non executive directors fulfil this definition and this is evidenced by the independence demonstrated during the deliberations of the board. However, the board is aware that some shareholders might question the independence of certain non executive directors by reason of their being former executives of the Group; being in receipt of consultancy payments for services to Group companies; being retained as legal adviser by the Group or by an executive director; or having served as a non executive director of the Company for over ten years.

The board strongly believes that none of these factors in any way reduces the independence or effectiveness of these persons as non executive directors of your Company.

Board Committees

The board has an effective committee structure in place to help it in the discharge of its responsibilities. The principal committees and their members are listed on page 21 and their functions are described below.

The Audit Committee consists of independent non executive directors with clear written terms of reference. The Audit Committee is responsible to the board for the review of internal controls and the scope and performance of the Group Internal Audit function. It also reviews the scope and results of the external audit and the nature and extent of services provided by the external auditors.

Recommendations for appointment as directors of the Company are made to the board by a Nominations Committee which is chaired by the Chairman & Chief Executive Officer. Other directors are encouraged to submit suggestions to the Nominations Committee. The Nominations Committee also reviews lists of possible candidates received from other sources.

The Compensation Committee consists exclusively of independent non executive directors with no financial interest other than as shareholders in the matters to be decided by the Committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business. The Compensation Committee determines the contracts of service and emoluments of all executive directors.

The Options Committee consists of independent non executive directors and is responsible for the operation of the Company's share option schemes, long term incentive plans and employee share schemes.

The Banking Committee is responsible for treasury policy and matters relating to the financing of the Group.

Directors' Remuneration

The Company's remuneration policy for executive directors and details of directors' remuneration in accordance with the Listing Rules of the Irish Stock Exchange are contained in the Remuneration Report on pages 27 to 33.

Internal control

The board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This involves an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and reviewing the effectiveness of the resultant system of internal control throughout the period and up to the date of approval of the Annual Report and Accounts. Such a system is designed to manage rather than eliminate risk of failure to achieve business objectives and can therefore only provide reasonable and not absolute assurance that the Group will achieve those objectives. The board has a risk management approach to internal control which complies with the guidance in 'Internal Control Guidance for Directors on the Combined Code' (Turnbull) issued in September 1999. The process has been in place for the period under review and is subject to regular review by the board.

The processes applied in reviewing the effectiveness of the system of internal control include the following:

- the board in conjunction with senior management identifies the major business risks faced by the Group and determines the appropriate course of action to manage these risks;
- these risks are reviewed on a regular basis by senior management, the Audit Committee and other risk assurers and the overall risk management process is kept under review by the board on a regular basis;
- risk assessment and evaluation is now an integral part of the management process throughout the Group. Risks are identified, evaluated and appropriate risk management strategies are implemented at each level. Those key business risks identified and the processes put in place to manage them are brought to the board for their review and approval;
- there is a formal schedule of matters specifically reserved for decision by the board;
- strategic plans and annual budgets are approved by the board on an annual basis and performance against budgets is reviewed on a monthly basis by management;
- a policy and procedures manual sets out Group's overall requirements;
- all capital expenditure and investments are subject to formal levels of authorisation and approval;
- the Group's organisational structure has clearly defined lines of authority;
- the integrity and competence of people is ensured through high recruitment standards and subsequent training. Quality personnel are seen as an essential part of the control environment.

The Audit Committee of the board which is made up of independent non executive directors:

- reviews the internal and external audit plans for the year;
- reviews the results of the internal and external audit process;
- reviews and monitors the status of the control over the key items identified in the risk management process;
- discusses and reviews with management the preliminary announcement, annual financial statements and interim reports.

The Banking Committee is responsible for treasury policy and financing decisions affecting the Group.

Internal Audit monitors compliance with policies and standards and the effectiveness of internal control across the Group. It uses a risk based approach in identifying key areas to audit. The Group Internal Auditor reports to the Chairman of the Audit Committee.

Associated companies are not subject to the Turnbull reporting requirements on risk and internal control; however, through participation on the boards of those companies, the board and management monitor risk and control issues that may arise. These are then considered as part of the Group's ongoing risk review process.

The board also undertakes an overall assessment of the status of risk and related internal controls. This assessment includes:
- a review of any changes in the nature and extent of significant risks in the year;
- the scope and quality of the monitoring process;
- the incidence of key weaknesses, if any, in the year;
- the reporting to the board on control and risk related matters.

This review is undertaken annually prior to the finalisation of the Annual Report.

Other matters
At the 2001 Annual General Meeting, the Company did not indicate the level of proxies lodged on each resolution and the balance for and against each resolution. However, it did indicate the minimum number of proxy votes held in favour of any resolution and the maximum number of proxy votes held against any resolution. The directors believe that this procedure complies with the spirit of the Combined Code.

Statement of Directors' Responsibilities
in respect of the Group's financial statements

Irish Company Law and the Listing Rules of the Irish Stock Exchange require the directors to ensure that the Company prepares financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period.

The directors consider that, in preparing the financial statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider applicable have been followed.

The directors have responsibility to take reasonable steps to ensure that the Company keeps proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. The directors have a general duty to act in the best interests of the Company and must therefore take such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report
To the members of Jefferson Smurfit Group plc

We have audited the financial statements for the year ended 31 December 2001 which comprise the consolidated profit and loss account, consolidated balance sheet, Company balance sheet, consolidated cash flow statement, statement of total recognised gains and losses and the related notes 1 to 39. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to whether proper books of account have been kept by the Company; whether, at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's and the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the directors' report, Chairman's letter, operations review, financial review and corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements. In our opinion the Company balance sheet does not disclose a financial situation which, under the provisions of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Registered Auditors
Dublin
28 February 2002

Other Consolidated Financial Statements
for the year ended 31 December 2001

Movements on Consolidated Profit and Loss Account	Note	2001 €000	2000 €000
At beginning of year		1,814,247	1,646,969
Goodwill on disposals		4,416	–
Retained profits		88,544	167,278
At end of year		**€1,907,207**	**€1,814,247**

Statement of Total Recognised Gains and Losses	Note	2001 €000	2000 €000
Profit for the year attributable to ordinary shareholders			
Group		133,947	132,826
Associates		33,618	109,656
	11	167,565	242,482
Translation adjustments on foreign currency net investments			
– Group		64,386	72,460
Total recognised gains and losses relating to the financial year			
– Group		198,333	205,286
– Associates		33,618	109,656
		€231,951	€314,942

Reconciliation of Movements in Shareholders' Funds	2001 €000	2000 €000
At beginning of year	2,505,175	2,263,984
Profit for the financial year	167,565	242,482
Dividends	(79,021)	(75,204)
Retained profits	88,544	167,278
New share capital subscribed	2,011	1,453
Net translation gains on foreign currency net investments	64,386	72,460
Goodwill on disposals	4,416	–
At end of year	**€2,664,532**	**€2,505,175**

Note of Historical Cost Profits and Losses
The results disclosed in the consolidated Profit and Loss Account are not materially different to the results based on an unmodified historical cost basis.

The notes on pages 44 to 67 form part of these financial statements.

Consolidated Balance Sheet
at 31 December 2001

	Note	2001 €000	2000 €000
Assets Employed			
Fixed Assets			
Intangible assets	12	**156,517**	146,778
Tangible assets	13	**2,088,019**	2,138,827
Financial assets	14	**1,743,850**	1,605,515
		3,988,386	3,891,120
Current Assets			
Stocks	15	**423,510**	437,444
Debtors	16	**1,084,612**	1,145,346
Cash at bank and in hand	17	**440,109**	427,092
		1,948,231	2,009,882
Creditors (amounts falling due within one year)	18	**1,413,352**	1,614,268
Net current assets		**534,879**	395,614
Total assets less current liabilities		**€4,523,265**	€4,286,734
Financed by			
Creditors (amounts falling due after more than one year)	20	**1,404,432**	1,337,515
Government grants		**12,290**	9,960
Provisions for liabilities and charges	22	**266,721**	264,579
		1,683,443	1,612,054
Capital and Reserves			
Called up share capital	23	**332,917**	332,589
Share premium	24	**102,022**	100,339
Revaluation reserve	24	**10,579**	10,579
Other reserves	24	**311,807**	247,421
Profit and loss account		**1,907,207**	1,814,247
Group shareholders' funds (equity interests)		**2,664,532**	2,505,175
Minority interests (equity interests)		**175,290**	169,505
		2,839,822	2,674,680
		€4,523,265	€4,286,734

M. Rafferty
M. Redmond

Directors
28 February 2002

The notes on pages 44 to 67 form part of these financial statements.

Company Balance Sheet
at 31 December 2001

	Note	2001 €000	2000 €000
Assets Employed			
Fixed Assets			
Financial assets	14	13	13
Current Assets			
Debtors	16	517,365	514,345
Cash at bank and in hand		2	–
		517,367	514,345
Creditors (amounts falling due within one year)	18	51,590	49,270
Net current assets		465,777	465,075
Total assets less current liabilities		€465,790	€465,088
Financed by			
Capital and Reserves			
Called up share capital	23	332,917	332,589
Share premium	24	102,022	100,339
Other reserves	24	20,317	20,317
Profit and loss account	25	10,534	11,843
Shareholders' funds (equity interests)		€465,790	€465,088

M. Rafferty
M. Redmond

Directors
28 February 2002

The notes on pages 44 to 67 form part of these financial statements.

Consolidated Cash Flow Statement
for the year ended 31 December 2001

	Note	2001 €000	2000 €000
Net cash flow from operating activities	31	584,942	482,298
Dividends received from associates		11,118	8,718
Returns on investments and servicing of finance			
Interest received		23,463	23,814
Interest paid		(107,037)	(123,105)
Interest paid on finance leases		(1,728)	(2,454)
Dividends to minority interests		(18,584)	(16,924)
		(103,886)	(118,669)
Taxation			
Irish corporation tax paid		(7,786)	(13,482)
Overseas tax paid		(106,676)	(41,625)
		(114,462)	(55,107)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(177,213)	(147,629)
Less new finance leases		7,537	713
		(169,676)	(146,916)
Capital grants received		5,154	2,963
Purchase of other investments		(6,303)	(3,008)
Sale of fixed assets	34	34,198	30,634
		(136,627)	(116,327)
Acquisitions and disposals			
Purchase of subsidiaries and minorities	37	(13,697)	(103,998)
Business disposals		4,406	2,650
Investments in and advances to associates		(33,140)	(7,719)
		(42,431)	(109,067)
Equity dividends paid	33	(76,570)	(70,007)
Cash inflow before use of liquid resources and financing		122,084	21,839
Management of liquid resources		(2,970)	23,074
Financing			
Issue of shares including minorities		2,011	1,453
(Decrease) in term debt	35	(120,636)	(11,029)
Capital elements of finance leases repaid		(9,407)	(10,380)
		(128,032)	(19,956)
(Decrease) / increase in cash	35	€(8,918)	€24,957

1. Accounting Policies
The Group financial statements are prepared in euro (€).

(a) Basis of accounting:
The Group financial statements are prepared under the historical cost convention.

(b) Group consolidation:
The Group financial statements comprise a consolidation of the financial statements of the parent company and its subsidiaries. Associates are accounted for under the equity method of accounting. Where accounting policies followed by subsidiaries and associates differ significantly from those adopted for the purpose of the consolidated financial statements, appropriate adjustments are made in order to achieve a consistent basis of accounting.

(c) Revenue recognition:
Revenue is recognised at the time products are delivered or services are rendered to external customers.

(d) Goodwill arising on consolidation:
Goodwill represents the excess of the cost of shares in subsidiaries and associates over the fair value of their net assets acquired based on Group accounting policies. Goodwill arising on overseas consolidations is translated at the exchange rate ruling on the date of acquisition and is retranslated to the closing rate at year end. From 1 January 1998, the amount of goodwill arising on consolidation is capitalised in the year of acquisition and is amortised in the Group consolidated profit and loss account on a straight line basis over a period generally not exceeding 20 to 30 years.

This treatment differs in respect of goodwill arising on acquisitions made prior to 1 January 1998, which was written off against reserves in the year of acquisition. In the event of a subsequent disposal, any goodwill previously charged directly against reserves is written back and is reflected in the profit and loss account on disposal of the business to which it related. The carrying value of goodwill is subject to an annual impairment review.

(e) Depreciation:
Freehold and long leasehold land are not depreciated. Short leasehold land and buildings are depreciated over the remaining period of the lease, adjusted for estimated residual value. In the main, other tangible fixed assets are depreciated by equal annual instalments over their estimated useful lives at the following rates:

Freehold and long leasehold buildings	1 – 5%	Plant and machinery	3 – 33%
Fixtures and fittings	10 – 25%	Motor vehicles	20 – 25%

(f) Timberlands:
The cost of acquiring, establishing and maintaining forestry plantations are classified as timberlands. Depletion of timberlands represents the charge to the profit and loss account for the timber extracted in the year.

(g) Leasing:
Assets acquired under finance leases are capitalised and included in tangible fixed assets and depreciated in accordance with Group depreciation policy. Assets leased under operating leases are not capitalised and payments under such leases are expensed over the period of the lease.

(h) Government grants:
Government grants are treated as a deferred credit and are amortised over the expected useful lives of the related assets.

(i) Stock valuation:
Stock is valued at the lower of cost and net realisable value. Cost includes direct costs plus applicable factory and other overheads. Net realisable value is the actual or estimated selling price less all applicable costs incurred or likely to be incurred in the realisation of the selling price. Full provision is made for all damaged, deteriorated, obsolete and unusable materials.

(j) Interest:
Interest costs incurred until completion of major investments are capitalised at the average cost of borrowing to the Group.

(k) Debt instruments:
The finance costs of debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are accounted for over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

(l) Foreign currencies:
Foreign currency transactions during the year are translated at the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated at the relevant year end exchange rates or, if hedged forward, at the rate of exchange under the related forward currency contract. The resulting profits or losses are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associates are translated using the closing rate method. The profit and loss and cash flow statements are translated at average rates ruling for the relevant period. Resulting currency differences, together with those arising on hedging activities, are dealt with in reserves.

The transactions of operations in hyper–inflationary economies are reported using a relatively stable currency as the functional currency. The translation gains and losses arising are recognised in the profit and loss account.

(m) Derivative instruments:
The Group uses forward currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures. The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts
The criteria for forward foreign currency contracts are:
– The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified; and
– It must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed, or probable, future transaction, are deferred until the transaction occurs.

Interest rate swaps
The Group's criteria for interest rate swaps are:
– The instrument must be related to an asset or a liability; and
– It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Interest differentials are recognised and included in interest payable or receivable as appropriate. Interest rate swaps are not revalued to fair value or shown on the Group balance sheet at the year end.

Currency swaps
The Group enters currency swap agreements to reduce the impact of foreign currency rate fluctuations arising from unmatched foreign currency assets and liabilities. Related foreign currency assets and liabilities are accounted for in the currency of the underlying swap agreement and translated at the closing rate.

(n) Pension and other post retirement obligations:
Pension costs are recognised on a systematic basis so that the cost of providing retirement benefits to employees is evenly matched, so far as is possible, to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities is amortised over the average remaining service lives of the relevant current employees. The cost of providing post retirement health care benefits to employees is recognised on an actuarial basis.

(o) Deferred taxation:
Deferred taxation is provided using the liability method on all material timing differences to the extent that they are expected to reverse in the foreseeable future without being replaced, calculated at the rate which it is anticipated will apply when the timing differences will reverse.

(p) Research and development:
Research and development expenditure is written off as incurred.

2. Turnover and Operating Assets	2001 €000	2000 €000
Turnover – continuing	**€4,511,650**	€4,565,244

The Group is an integrated paper and board manufacturer and converter. The Group has identified reportable segments primarily on a geographic basis.

In Europe, the Group has two reportable product segments: (1) Packaging and (2) Specialities. The Packaging segment is highly integrated. It includes a system of mills and plants that produces a full line of containerboard that is converted into corrugated containers. The primary products of the Specialities segment include graphicboard and paper sacks.

Segmental analyses of sales (by source), profit before interest, exceptional items and taxation, operating assets, total assets, employees, capital expenditure, depreciation, depletion and amortisation and investments in associates are shown on pages 17 to 19. Sales by destination are not materially different from sales by source.

A reconciliation of operating assets as shown on page 18 to Group shareholders' funds is as follows:

	2001 €000	2000 €000
Per segmental analysis of operating assets	**4,107,677**	3,996,702
Net borrowing (Note 17)	**(1,113,566)**	(1,167,238)
Corporation tax	**(103,714)**	(106,671)
Dividends proposed	**(50,575)**	(48,113)
Minority interests (equity interests)	**(175,290)**	(169,505)
Unallocated net liabilities	**(1,443,145)**	(1,491,527)
Group shareholders' funds	**€2,664,532**	€2,505,175

Operating assets comprise total assets less total liabilities but exclude all assets and liabilities of a financing nature.

3. Net Operating Expenses	2001 €000	2000 €000
Distribution costs	**244,874**	243,588
Administrative expenses	**641,972**	625,598
Other operating income	**(2,882)**	(3,083)
	€883,964	€866,103

4. Exceptional Items

	2001 €000	2000 €000
Group		
Impairment of tangible fixed assets	(26,642)	–
Reorganisation and restructuring costs	(23,763)	(20,890)
	€(50,405)	€(20,890)
Associates		
Merger and restructuring costs	(7,573)	(24,632)
Debt extinguishment costs	(3,322)	(262)
	€(10,895)	€(24,894)
Profit on sale of businesses	–	€3,105

Group

The Group has recorded costs of €26,642,000 representing provisions for impairment of tangible fixed assets and reorganisation and restructuring costs of €23,763,000. The latter includes redundancy costs and tangible fixed assets written off, net of gains of €7,652,000 on sales of tangible fixed assets relating to closures and rationalisation of businesses. The related tax relief of €1,788,000 is included in Taxation – Group.

Associates

The merger and restructuring charges and debt extinguishment costs relate to SSCC. The related tax relief of €4,395,000 is included in Taxation – Share of associates.

5. Employees and Remuneration

	2001	2000
The average number of persons employed by the Group (full time equivalents) in the financial year (excluding associates) was:	26,751	26,689

	2001 €000	2000 €000
The staff costs comprise:		
Wages and salaries	822,896	797,353
Social welfare	142,138	138,465
Pensions	62,507	67,033
	€1,027,541	€1,002,851

6. Total Net Interest	2001 €000	2000 €000
Group		
Interest payable and similar charges:		
On bank loans and overdrafts		
– repayable within 5 years, by instalment	10,990	9,115
– repayable within 5 years, other than by instalment	22,949	24,557
	33,939	33,672
On all other loans	74,682	86,698
Total interest payable	108,621	120,370
Interest receivable and similar income	23,053	20,511
Group net interest	(85,568)	(99,859)
Associates		
Share of associates' net interest	(154,654)	(181,567)
Total net interest	**€(240,222)**	€(281,426)

7. Profit before Taxation	2001 €000	2000 €000
Profit before taxation is stated after charging:		
Depreciation, depletion and amortisation expense	238,764	228,348
Auditors' remuneration (including expenses)	2,728	2,630
Operating lease rentals plant and machinery	11,506	13,496
Operating lease rentals other	4,973	4,215
Loss on foreign currency borrowing less deposits	2,154	1,469
Research and development costs	5,240	5,658
Year 2000 costs and euro costs	–	208
Directors' remuneration, including associates and including pension contributions	12,842	14,739

Details of directors' remuneration are set out in the Remuneration Report on pages 27 to 33.

8. Taxation – Holding Company and Subsidiaries	2001 €000	2000 €000
Current taxation		
Europe	79,783	65,353
United States and Canada	5,311	4,684
Latin America	26,165	16,378
	€111,259	€86,415
Deferred taxation		
Europe	(20,936)	5,392
United States and Canada	1,708	249
Latin America	1,401	(2,377)
	(17,827)	3,264
	€93,432	€89,679
Deferred taxation arises as follows:		
Capital allowances	(15,102)	1,256
Other	(2,725)	2,008
	€(17,827)	€3,264

8. Taxation – Holding Company and Subsidiaries continued	2001 €000	2000 €000
Current taxation is analysed as follows:		
Ireland	11,120	10,449
Foreign	101,833	75,220
Adjustments in respect of prior periods	(1,694)	746
	€111,259	€86,415

Current taxation represents corporation tax or its equivalent on the taxable profits in each jurisdiction and unrelieved overseas tax on dividends of €526,971 (2000: €178,434). The Group has availed of a reduced taxation rate of 10% which applies to certain manufacturing and financial service operations in Ireland. The reduced rate is due to expire in 2005 for financial service operations and 2010 for manufacturing operations.

The following table relates the statutory tax rate applicable in Ireland to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of profit before taxation:

	2001 %	2000 %
Corporation Tax at Irish Statutory Rate	20.0	24.0
Adjusted for:		
Income subject to higher rate of tax than Irish statutory rate	24.4	19.5
Income subject to lower rate of tax than Irish statutory rate	(11.1)	(8.7)
Expenditure not deductible for tax purposes (primarily goodwill amortisation)	6.1	6.6
Utilisation of tax losses	(0.9)	(1.2)
Adjustments to tax charge in respect of previous periods	(0.8)	(1.8)
Capital allowances for period in excess of depreciation	(0.6)	(0.2)
	37.1	38.2

9. Dividends	2001 €000	2000 €000
Paid:		
Ordinary interim 2.625c per share (2000: 2.5c)	28,446	27,091
Proposed:		
Final dividend 4.662c per share (2000: 4.44c)	50,575	48,113
	€79,021	€75,204

10. Holding Company Profit	2001 €000	2000 €000
The amount of profit attributable to Group shareholders dealt with in the holding company amounted to	€77,712	€66,494

A separate profit and loss account for Jefferson Smurfit Group plc (the company) has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

11. Earnings per Ordinary Share	2001 €000	2000 €000
Profit on ordinary activities after taxation	204,587	273,298
Profit attributable to minority interests	(37,022)	(30,816)
Profit attributable to ordinary shares in issue	167,565	242,482
Exceptional items, net of taxation	55,117	34,214
Profit before exceptional items available to ordinary shareholders	€222,682	€276,696

	No. of shares '000	No. of shares '000
Denominator		
Weighted average number of ordinary shares in issue and ranking for dividend+	1,083,805	1,083,086
Effect of dilutive shares:		
Dilutive effect of share options	11,513	7,763
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	1,095,318	1,090,849

Basic earnings per ordinary share	15.5c	22.4c
Basic earnings per ordinary share before exceptional items	20.5c	25.5c
Diluted earnings per ordinary share	15.3c	22.3c
Diluted earnings per ordinary share before exceptional items	20.3c	25.4c

+ Excludes own shares held which do not rank for dividend (Note 23).

12. Intangible Assets	€000
Goodwill	
31 December 2000	157,490
Acquisitions	19,573
Currency adjustment	(1,050)
31 December 2001	**€176,013**
Amortisation	
31 December 2000	10,712
Charged	8,820
Currency adjustment	(36)
31 December 2001	**€19,496**
Net book amount at 31 December 2001	**€156,517**
Net book amount at 31 December 2000	€146,778

The amount of goodwill eliminated against reserves, prior to FRS 10 – Goodwill and Intangible Assets, net of any goodwill attributable to businesses disposed of, amounted to €403,230,000.

13. Tangible Assets

	Land and Buildings Freehold €000	Land and Buildings Leasehold €000	Plant and Equipment €000	Total €000
Cost				
31 December 2000	891,317	32,578	2,713,119	3,637,014
Acquisitions	–	–	3,410	3,410
Additions	17,934	5,106	144,075	167,115
Sales	(26,540)	(1,693)	(93,078)	(121,311)
Reclassification	(100,684)	(747)	(67)	(101,498)
Currency adjustment	16,586	209	56,205	73,000
31 December 2001	**798,613**	**35,453**	**2,823,664**	**3,657,730**
Depreciation				
31 December 2000	133,061	8,620	1,356,506	1,498,187
Charged	19,737	1,099	201,781	222,617
Sales	(7,054)	(1,179)	(77,525)	(85,758)
Reclassification	(5,477)	(664)	(20,553)	(26,694)
Impairment writedown	–	–	26,642	26,642
Currency adjustment	3,669	64	30,710	34,443
31 December 2001	**143,936**	**7,940**	**1,517,561**	**1,669,437**
Net Book Amount at 31 December 2001	**€654,677**	**€27,513**	**€1,306,103**	**€1,988,293**
Net Book Amount at 31 December 2000	€758,256	€23,958	€1,356,613	€2,138,827

	Timberlands €000
31 December 2000	–
Additions	10,098
Reclassification	92,633
Depletion	(7,327)
Currency adjustment	4,322
31 December 2001	**€99,726**
Net Book Amount at 31 December 2001	**€2,088,019**
Net Book Amount at 31 December 2000	€2,138,827

Land and Buildings
Included in tangible assets is an amount for land of €225,288,000 (2000: €307,937,000).

Capitalised Leased Assets
Included in the net book amount of tangible assets is an amount for capitalised leased assets of €115,943,000 (2000: €125,720,000). The depreciation charge for capitalised leased assets for 2001 was €14,530,000 and related finance charges amounted to €1,728,000 (2000: €16,220,000 and €2,454,000 respectively).

Reclassifications
The reclassifications within both Cost and Depreciation relate principally to the reclassification of Timberlands. Historically, both the original cost and the related aggregate depreciation were recorded in Freehold Land and Buildings. Other amounts relate mainly to the removal of fully depreciated assets no longer in use. These reclassifications have no impact on the overall net book value or the annual depreciation charge.

14. Financial Assets	2001 €000	2000 €000
Group		
Associates (Note 14.1)	1,690,155	1,545,933
Other investments (Note 14.2)	53,695	59,582
	€1,743,850	€1,605,515

	2001 €000	2000 €000
Company		
Shares in subsidiaries	**€13**	€13

14.1 – Associates	Share of net assets €000	Loans €000	Total €000
31 December 2000	1,541,117	4,816	1,545,933
Additions	28,429	4,707	33,136
Retained earnings	33,618	–	33,618
Sales	(5,058)	–	(5,058)
Reclassification	8,844	–	8,844
Currency adjustment	73,419	263	73,682
31 December 2001	**€1,680,369**	**€9,786**	**€1,690,155**

A list of the principal associates, their activities, country of incorporation and the percentage owned is set out on page 79.

Smurfit–Stone Container Corporation

The Group's main associate is Smurfit–Stone Container Corporation ('SSCC') which is quoted on the NASDAQ National Market. The proportion of shares held by the Group is approximately 29.4%.

The borrowing of SSCC and its subsidiaries are without recourse to the Group.

Under the SSCC 1998 stock option plan at 31 December 2001, options were outstanding over 18,118,849 (2000: 16,235,571) shares of common stock of SSCC at option prices between US$10 and US$23 per share. At 31 December 2001, 11,465,977 (2000: 12,157,304) options were exercisable.

14. Financial Assets continued

The following is the summarised consolidated profit and loss account of SSCC for the year ended 31 December 2001, together with a summarised consolidated balance sheet of SSCC at 31 December 2001. These summarised financial statements have been adjusted to reflect Group accounting policies. The summarised consolidated profit and loss account has been translated using an average exchange rate for the year while the summarised consolidated balance sheet has been translated using the year end closing rate.

SSCC Summarised Consolidated Profit and Loss Account for the year ended 31 December	2001 €000	2000 €000
Turnover (to third parties)	9,513,338	9,703,418
Cost of sales	7,898,009	7,673,312
Gross profit	1,615,329	2,030,106
Net operating expenses	863,166	785,452
Restructuring and early debt extinguishment costs	37,059	84,356
Operating profit	715,104	1,160,298
Profit on sale of operations	–	11,032
Interest (payable)/receivable, net	(516,721)	(581,367)
Profit before taxation	198,383	589,963
Taxation	(82,454)	(240,260)
Minority interests	(13,628)	(10,724)
Profit for the financial year	€102,301	€338,979

SSCC Summarised Consolidated Balance Sheet at 31 December	2001 €000	2000 €000
Assets Employed		
Fixed Assets		
Intangible assets	2,193,179	2,129,272
Tangible assets	6,662,884	6,654,494
	8,856,063	8,783,766
Current Assets		
Stocks	860,093	898,443
Debtors	862,363	987,642
Cash at bank and in hand	29,502	48,361
	1,751,958	1,934,446
Creditors (amounts falling due within one year)	1,363,894	1,343,365
Net current assets	388,064	591,081
Total assets less current liabilities	€9,244,127	€9,374,847
Financed by		
Creditors (amounts falling due after more than one year)	6,578,918	6,715,752
Provisions for liabilities and charges	738,334	823,053
	7,317,252	7,538,805
Capital and Reserves		
Called up share capital	88,506	80,602
Other reserves	3,218,595	3,035,791
Profit and loss account	(1,387,034)	(1,286,799)
Minority interests	6,808	6,448
Shareholders' funds (equity interests)	1,926,875	1,836,042
	€9,244,127	€9,374,847

14. Financial Assets continued

14.2 – Other investments

	Listed+ Cost €000	Unlisted Cost €000	Total €000
31 December 2000	6,085	53,497	59,582
Additions	702	5,601	6,303
Reclassification	(2)	(8,562)	(8,564)
Sales	(50)	(3,708)	(3,758)
Profit and loss account	(14)	–	(14)
Currency adjustment	5	141	146
31 December 2001	**€6,726**	**€46,969**	**€53,695**

+Listed on a recognised stock exchange.

Other investments are stated at cost. The market value of the listed investments at 31 December 2001 was €6,987,000 (2000: €7,066,000).

14.3 – Composition of the Group

A list of the principal subsidiaries, their principal activities, country of incorporation and the percentage owned is given on pages 78 and 79.

Details of the purchase consideration, the fair value to the Group of the net assets acquired and the goodwill arising on the purchase of the net assets of subsidiaries and minorities by the Group during 2001 and 2000 are set out in Note 37.

15. Stocks

	2001 €000	2000 €000
Raw materials	**147,619**	175,433
Work in progress	**24,943**	26,493
Finished goods	**146,607**	140,737
Other	**104,341**	94,781
	€423,510	€437,444

16. Debtors

	Group		Company	
	2001 €000	2000 €000	2001 €000	2000 €000
Amounts falling due within one year:				
Trade debtors	**876,947**	936,066	–	–
Amounts owed by subsidiaries	–	–	**517,365**	514,345
Amounts owed by associates	**11,703**	8,516	–	–
Other debtors	**138,425**	135,706	–	–
Prepayments and accrued income	**27,898**	47,830	–	–
	1,054,973	1,128,118	**517,365**	514,345
Amounts falling due after more than one year:				
Other debtors	**29,639**	17,228	–	–
	€1,084,612	€1,145,346	**€517,365**	€514,345

17. Net Borrowing

	2001 €000	2000 €000
Cash at bank and in hand	**440,109**	427,092
Total borrowing (Note 21)	**1,553,675**	1,594,330
	€1,113,566	€1,167,238

18. Creditors (amounts falling due within one year)	Group 2001 €000	Group 2000 €000	Company 2001 €000	Company 2000 €000
Trade creditors	604,515	673,522	–	–
Borrowing due within one year (Note 21)	250,988	362,586	–	14
Amounts owed to associates	6,704	4,451	–	–
Taxation creditors (Note 19)	169,782	169,406	279	70
Social welfare	41,792	38,770	–	–
Accruals	178,299	197,411	383	612
Capital creditors	19,406	34,009	–	–
Other creditors	85,727	79,199	353	461
Proposed dividend	50,575	48,113	50,575	48,113
Capitalised lease obligations (Note 27)	5,564	6,801	–	–
	€1,413,352	€1,614,268	€51,590	€49,270

19. Taxation Creditors	Group 2001 €000	Group 2000 €000	Company 2001 €000	Company 2000 €000
Current taxation	103,714	106,671	69	70
Payroll taxes	25,553	23,070	134	–
VAT and other sales taxes	40,515	39,665	76	–
	€169,782	€169,406	€279	€70

Included in payroll taxes is an amount for Irish PAYE of €1,475,000 (2000 : €987,000).

20. Creditors (amounts falling due after more than one year)	2001 €000	2000 €000
Borrowing due after more than one year (Note 21)	1,302,687	1,231,744
Deferred income	28,939	32,827
Capitalised lease obligations (Note 27)	18,033	18,171
Deferred acquisition consideration	54,773	54,773
	€1,404,432	€1,337,515

21. Borrowing	2001 Bank Loans and Overdrafts €000	2001 Other Borrowing €000	2001 Total €000	2000 Bank Loans and Overdrafts €000	2000 Other Borrowing €000	2000 Total €000
Analysis by year of repayment						
Within one year	239,362	11,626	250,988	341,946	20,640	362,586
Between 1 and 2 years	72,862	245,773	318,635	86,993	4,590	91,583
Between 2 and 3 years	22,839	55,285	78,124	149,036	241,937	390,973
Between 3 and 4 years	13,369	298,016	311,385	14,753	3,177	17,930
Between 4 and 5 years	198,329	2,747	201,076	9,467	346,713	356,180
Thereafter						
– By instalment	9,578	6,549	16,127	9,839	7,984	17,823
– Other than by instalment	–	377,340	377,340	–	357,255	357,255
Due after more than one year	316,977	985,710	1,302,687	270,088	961,656	1,231,744
Total borrowing	**€556,339**	**€997,336**	**€1,553,675**	**€612,034**	**€982,296**	**€1,594,330**

	2001 Within One Year €000	2001 After One Year €000	2000 Within One Year €000	2000 After One Year €000
Analysis of borrowing				
Secured bank loans and overdrafts:				
Overseas loans	33,718	24,911	31,496	61,682
Unsecured bank loans and overdrafts:				
Overseas loans	139,969	206,034	154,553	208,406
Other bank loans	65,675	86,032	155,897	–
	205,644	292,066	310,450	208,406
Total bank loans and overdrafts	239,362	316,977	341,946	270,088
Unsecured other loans	11,626	985,710	20,640	961,656
Total borrowing	**€250,988**	**€1,302,687**	**€362,586**	**€1,231,744**

Secured bank loans and overdrafts are secured on certain fixed assets of specific subsidiaries.

Included in unsecured other loans are the following long term obligations:

	US$000
Guaranteed Senior Series B Notes 6.97% due 2003	220,000
Guaranteed Senior Series C Notes 7.10% due 2005	199,000
Guaranteed Senior Series D Notes 7.28% due 2008	43,000
Guaranteed Notes 6.75% due 2005	250,000
Guaranteed Debentures 7.50% due 2025	292,300

21. Borrowing

Committed facilities amounted to €2,119,148,000 (2000: €1,990,201,000) of which €1,338,762,000 (2000: €1,427,560,000) were utilised at 31 December 2001. The weighted average period until maturity of undrawn committed facilities is 3.9 years.

Maturity of Undrawn Committed Facilities	2001 €000	2000 €000
Within 1 year	6,170	41,945
Between 1 and 2 years	158,551	141,015
More than 2 years	615,665	379,681
	€780,386	€562,641

Financial instruments and risk management

The operating parameters and policies of treasury management are established under board authority. The formal treasury policy covers the areas of funding, counterparty risk, foreign exchange, controls and derivatives. Risk arising on counterparty default is controlled within a framework of dealing with high quality institutions that meet certain minimum criteria. The Group uses derivative instruments in its management of interest rate and currency risk. The Group does not enter into or issue derivative instruments for speculative purposes.

The Group's financial instruments, other than derivatives, comprise borrowing, cash and liquid resources, and various items, such as trade debtors, trade creditors etc., that arise directly from its operations. The Group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The Group does not enter into or issue derivative financial instruments for trading purposes. The Group's policy is to centrally manage interest rate and currency exposure.

(a) Interest rate risk management

The Group manages interest rate exposure to achieve an appropriate balance of fixed and variable rate funding. To achieve this objective, the Group enters into interest rate swaps, options and forward rate agreements. Interest rate swap agreements are used to change the interest receivable or payable on the Group's underlying cash and borrowing from variable to fixed rates or from fixed to variable rates. At the year end, 43% of the Group's borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate on borrowing outstanding at the year end was 5.71%.

Outstanding interest rate swap agreements at 31 December 2001 are summarised as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
GBP	7	2002–2004	7.25–7.87	Libor[1]	—	—
USD	392	2003	—	—	5.89–6.00	Libor
USD	242	2003	6.57–6.63	Libor	—	—
EUR	3	2002–2003	3.29–5.59	Libor	—	—

[1] London Interbank Offered Rate

Outstanding interest rate swap agreements at 31 December 2000 are summarised as follows:

Currency	Notional Principal (Millions)	Termination Dates	% Fixed Payable	% Variable Receivable	% Fixed Receivable	% Variable Payable
GBP	8	2002–2004	7.25–7.87	Libor	—	—
USD	392	2003	—	—	5.89–6.00	Libor
USD	242	2003	6.57–6.63	Libor	—	—
EUR	8	2001–2003	3.29–5.64	Libor	—	—

21 Borrowing

After taking into account the various interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at 31 December 2001 was:

				Fixed rate financial liabilities	
Currency	Total € Million	Floating rate financial liabilities € Million	Fixed rate financial liabilities € Million	Weighted average interest rate %	Weighted average period until maturity Years
Euro	360	172	188	6.25	2.91
Sterling	154	93	61	9.15	4.09
US Dollar	826	389	437	7.46	11.34
Canadian Dollar	42	42	–		
Swedish Krona	92	92	–		
Other	103	102	1		
Total	**€1,577**	**€890**	**€687**		

(b) Foreign exchange risk management
The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. The Group also hedges a portion of its currency exposure through the use of currency swaps and forward contracts. At 31 December 2001 the Group had entered into forward contracts to exchange the currency equivalent of €33 million (2000: €21 million) in respect of its day to day trading.

Outstanding currency swap agreements at 31 December 2001 are summarised as follows:

	Currency swapped (Millions)		Currency received (Millions)	Maturity date	Interest rate paid	Interest rate received
USD	232	EUR	172	2005	Euribor [2] + 54/59	6.8238
USD	50	EUR	37	2005	Euribor + 106	Libor + 93
USD	15	EUR	11	2005	7.595	6.8238
USD	85	EUR	63	2005	8.04 / 8.05	Libor + 93
USD	63	SEK	417	2005	Stibor [3] + 134	7.55
USD	50	SEK	332	2005	Stibor + 133	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93
USD	35	EUR	25	2005	8.015	7.55
USD	39	EUR	34	2003	6.216	5.95
USD	30	GBP	20	2003	Libor	5.835

[2] European Interbank Offered Rate
[3] Stockholm Interbank Offered Rate

21 Borrowing continued

Outstanding currency swap agreements at 31 December 2000 are summarised as follows:

Currency swapped (Millions)		Currency received (Millions)		Maturity date	Interest rate paid	Interest rate received
USD	232	EUR	172	2005	Euribor + 54/59	6.8238
USD	50	EUR	37	2005	Euribor + 106	Libor + 93
USD	15	EUR	11	2005	7.595	6.8238
USD	85	EUR	63	2005	8.04 / 8.05	Libor + 93
USD	63	SEK	417	2005	Stibor + 134	7.55
USD	50	SEK	332	2005	Stibor + 133	7.55
USD	5	SEK	33	2005	Stibor + 110	Libor + 93
USD	35	EUR	25	2005	8.015	7.55
USD	39	EUR	34	2003	6.216	5.95
USD	30	GBP	20	2003	Libor	5.835

At 31 December 2001 the Group had also entered into currency swaps of €332 million equivalent (2000: €259 million) as part of its short term liquidity management.

Excluding the Group's Latin American operations, there were no significant transactional currency exposures at 31 December 2001 that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved. As at 31 December 2001, transactional currency exposures in the Group's Latin American operations amounted to €19 million (2000: €26 million).

(c) Fair value of financial instruments
The carrying amounts and estimated fair values of the material financial instruments of the Group are as follows:

	2001		2000	
	Carrying Amount €000	Fair Value €000	Carrying Amount €000	Fair Value €000
Assets				
Cash, short term deposits and liquid investments	440,109	440,109	427,092	427,092
Accounts receivable and prepayments	1,054,973	1,054,973	1,128,118	1,128,118
Publicly traded investments	6,726	6,987	6,085	7,066
Liabilities				
Short term debt	250,988	250,988	362,586	362,586
Accounts payable and accrued liabilities	1,162,364	1,162,364	1,251,682	1,251,682
Medium and long term debt	1,302,687	1,313,269	1,231,744	1,174,041
Derivative financial instruments				
Interest rate swap agreements		26,426		(5,670)
Currency swap agreements		223,866		199,799
Foreign exchange contracts		(255)		688
Energy hedging contracts		(1,274)		—

21. Borrowing (continued)

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash, short term deposits and liquid investments, debtors and creditors:
The carrying amount reported in the balance sheet approximates fair value because of the short maturity of these instruments.

Listed investments:
These are valued based on quoted prices.

Short term debt and medium and long term debt:
The fair value of the Group's debt is estimated using discounted cash flow analysis, based on the Group's current incremental borrowing rates for similar types of borrowing arrangements and maturities.

Interest rate swap agreements:
The fair value of the Group's interest rate swap agreements is estimated using discounted cash flow analysis. In addition, the fair value amount includes the interest rate component of currency swaps.

Currency swap agreements and foreign exchange contracts:
The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movement therein, are as follows:

	Gains € Million	Losses € Million	Total net gains/(losses) € Million
Unrecognised gains and losses on hedges at 31 December 2000	9	15	(6)
Gains and losses arising in previous years that were recognised in 2001	2	4	(2)
Gains and losses arising before 31 December 2000 that were not recognised in 2001	7	11	(4)
Gains and losses arising in 2001 that were not recognised in 2001	40	10	30
Unrecognised gains and losses on hedges at 31 December 2001	**47**	**21**	**26**
Of which:			
Gains and losses expected to be recognised in 2002	19	10	9
Gains and losses expected to be recognised in 2003 or later	28	11	17

(d) Credit risk
Potential concentrations of credit risk to the Group consist principally of cash deposits, short term investments and trade debtors. The Group only deposits cash surpluses with quality credit rated banks and institutions that meet certain criteria and by policy, limits the amount of credit exposure to any one bank or institution. Trade debtors comprise a large, widespread customer base. The Group mitigates the risk that counterparties to derivatives will fail to perform by contracting with major financial institutions having high credit ratings and considers the likelihood of counterparty failure to be remote. At 31 December 2001 the Group did not consider there to be any significant concentration of credit risk.

22. Provisions for Liabilities and Charges

	Deferred taxation €000	Pensions and other deferred compensation €000	Other €000	Total €000
31 December 2000	85,759	143,687	35,133	264,579
Profit and loss movement	(17,827)	17,282	2,386	1,841
Paid in year	–	(14,867)	(4,373)	(19,240)
Acquisitions	–	30	(5)	25
Reclassification	(365)	14,845	1,913	16,393
Currency adjustment	853	1,296	974	3,123
31 December 2001	**€68,420**	**€162,273**	**€36,028**	**€266,721**

Deferred taxation	2001 €000	2000 €000
Deferred taxation arises as follows:		
Accelerated capital allowances	64,812	72,710
Other timing differences	3,608	13,049
	€68,420	€85,759
Full potential liability to deferred taxation:		
Accelerated capital allowances	106,332	85,479
Other timing differences	23,607	13,049
	€129,939	€98,528

Pensions and other deferred compensation
These relate to pensions and similar arrangements and are substantially unfunded, which is in accordance with local custom in certain countries in which the Group operates. The benefits are based on employees' years of service and average final remuneration and are computed on an actuarial basis (see Note 29).

The Group also provides certain post retirement healthcare benefits to certain employees in the United States and Canada. Provisions are accrued over the expected working lifetime of the relevant existing employees. Included in pensions and other deferred compensation at 31 December 2001 is €18,418,000 in respect of such obligations.

23. Share Capital

	No. of Shares	2001 €000
Authorised		
Ordinary shares of 30c each	1,401,214,000	**€420,364**
Allotted, called up and fully paid		
Ordinary shares of 30c each		
31 December 2000	1,108,631,860	332,589
Issued during year	1,092,779	328
31 December 2001	1,109,724,639	**€332,917**

The options outstanding over ordinary shares at 31 December 2001 were 76,084,708 (2000: 63,820,228). These figures include the conditional share allocations made under the Company's Performance Share Plan and Special Long Term Incentive Plans.
The called up share capital of the company includes 25,000,000 shares (nominal value €7,500,000) held by a subsidiary which have not been cancelled. These shares do not rank for dividend as the related dividend entitlements have been waived.

24. Reserves	Share Premium €000	Revaluation Reserve €000	Other Reserves: Capital Redemption Reserve Fund €000	Other Reserves: Capital Conversion Reserve Fund €000	Other €000
Group					
31 December 2000	100,339	10,579	1,016	19,304	227,101
Premium on shares issued	1,683	–	–	–	–
Net currency translation gain for the year	–	–	–	–	64,386
31 December 2001	**€102,022**	**€10,579**	**€1,016**	**€19,304**	**€291,487**

Other reserves are primarily made up of currency and the net of goodwill and capital reserves arising on consolidation.

	Share Premium €000	Other Reserves: Capital Redemption Reserve Fund €000	Other Reserves: Capital Conversion Reserve Fund €000	Other €000
Company				
31 December 2000	100,339	766	19,304	247
Premium on shares issued	1,683	–	–	–
31 December 2001	**€102,022**	**€766**	**€19,304**	**€247**

25. Profit and Loss Account	2001 €000	2000 €000
Company		
At beginning of year	11,843	20,553
(Loss) for the year	(1,309)	(8,710)
At end of year	**€10,534**	**€11,843**

26. Contingent Liabilities

The Company has guaranteed certain of the bank overdrafts and loans of subsidiaries. The Company or subsidiaries have given guarantees in respect of the borrowing of certain associates amounting to €3,515,000. Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its Irish subsidiaries and as a result such subsidiaries have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986. The principal subsidiaries guaranteed are Jefferson Smurfit & Sons Ltd., Smurfit International Ltd., Smurfit Investments (Ireland) Ltd., Smurfit Ireland Ltd., Smurfit Services Ltd., Smurfit Capital Ltd. and The Kildare Hotel & Country Club Ltd.

In November 1988 a subsidiary of the Group acquired Industrial Cartonera, S.A. ("ICSA"), a Spanish incorporated company, from a subsidiary of Torras Hostench S.A. ("Torras"), then a leading paper manufacturer in Spain. The cost of the acquisition was approximately €86 million. In early 1989, the Group acquired a 35% interest in another Spanish company called Industrias del Papel y de la Celulosa, S.A. ("INPACSA") for approximately €22 million. INPACSA was a publicly quoted Spanish company and was a former parent of ICSA. A number of individuals associated with Torras have been charged with diverting, for their own use, a substantial part of the purchase consideration paid by the Group. Accusations have also been made that certain transactions, which took place prior to the Group's acquisition of these interests, caused damage to the minority shareholders of INPACSA.

During the year 2000, criminal proceedings were instituted in Spain against a number of individuals in relation to the above matters. As the Group was the acquirer of ICSA and the 35% of INPACSA, the Chairman, as the representative of the Group, was included in these proceedings in relation to the alleged damage to the minority shareholders of INPACSA and Torras, the majority shareholder. A Group subsidiary is also one of a number of parties against whom a secondary civil liability has been claimed amounting to €47 million, plus interest. In this regard, third party bonds amounting to €47 million, guaranteed by the Group, have been lodged with the court.

While the ultimate results of such suits or other proceedings against the Chairman or the Group subsidiary cannot be predicted with certainty, the management of the Group believes there is no basis for the involvement of the Chairman or any Group subsidiary in these proceedings. The Group intends contesting these suits vigorously. Currently, it is anticipated that proceedings will not commence before the end of 2002.

The Group and its associates are the subject of a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While any litigation has an element of uncertainty and the ultimate results of such lawsuits or proceedings against the Group and its associates cannot be predicted with certainty, the management of the Group and of the associates believe that the outcome of such lawsuits will not have a material adverse effect on their respective consolidated financial position or results of operations.

27. Lease Obligations	2001 €000	2000 €000
Obligations under finance leases (net of finance charges):		
Payable within one year	5,564	6,801
Payable in two to five years	14,740	13,563
Payable thereafter	3,293	4,608
	€23,597	€24,972

Commitments under operating leases, payable in the coming year, relate to leases expiring in the following periods:

	Land and Buildings €000	Other €000	Total €000
Within one year	1,018	6,417	7,435
Within two to five years inclusive	1,820	5,964	7,784
Over five years	2,305	195	2,500
	€5,143	€12,576	€17,719

28. Capital Commitments

The following capital commitments authorised by the directors have not been provided for in the Group financial statements (Company: nil):

	2001 €000	2000 €000
Contracted for	20,204	33,201
Not contracted for	32,276	12,077
	€52,480	€45,278

29. Employee Pension Plans and Similar Obligations

The Group has pension plans for its employees in many of the countries in which it operates. The major occupational pension plans are of the defined benefit type. The pension cost for the Group's major occupational pension plans has been determined in accordance with the advice of independent professionally qualified actuaries, mainly using the Projected Unit Credit or Attained Age methods. The major plans are in Ireland, the UK, the US and Canada.

Periodic actuarial valuations are performed on all of the major plans. The most recent valuations were completed as follows: Ireland between 1 January 1999 and 1 July 2000; the UK on 1 January 2000; the US and Canada on 31 December 2001.

The principal assumption used in the calculation of the profit and loss expense under SSAP 24 of €62,507,000 for the year ended 31 December 2001 (2000: €67,033,000) was that the projected annual rate of investment return will exceed the projected annual rate of increase in pensionable earnings by between 1% to 3.5%. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected weighted average service lives of the members of the relevant plan. The actuarial reports are available for inspection by the members of the relevant schemes only. The current agreed rates of contribution for future years are comparable to current levels.

The market value of the assets (€671,300,000) under SSAP 24 of the significant plans, at the last valuation date, was in aggregate sufficient to cover approximately 92.1% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The market values of the assets of the principal funds, as at 31 December 2001, are set out in the FRS 17 disclosures below.

The Group also operates plans in the US and Canada which provide certain employees with post retirement health care benefits. Actuarial valuations of these plans were performed as at 31 December 2001, using the Projected Unit Credit method. The principal assumption made by the actuaries was that the per capita weighted average assumed rate of increase in covered benefits was:–
the US: 12%, reducing by 1% per annum until 2009 and Canada: 9.6%, reducing to 3.8% over 7 years until December 2008. The effect of a 1% increase in the health care trend rate would not materially increase the accumulated post retirement benefit obligation as at 31 December 2001.

29. Employee Pension Plans and Similar Obligations continued

In certain countries, in accordance with local practice, plans are financed internally and in such cases provisions are included in provisions for liabilities and charges in accordance with the advice of independent actuaries. At 31 December 2001 these amount to €162,273,000 (2000: €143,687,000).

The additional FRS 17 disclosures are set out below:

Major Assumptions	Europe %	US & Canada %	Latin America %
Rate of increase in salaries	2.50 – 4.00	3.00 – 4.00	1.00 – 3.50
Rate of increase to pensions in payment	Nil – 2.50	Nil	Nil
Discount rate for scheme liabilities	5.75 – 6.50	6.50 – 7.25	5.50 – 7.00
Inflation	2.50 – 3.00	2.75	2.75 – 6.00

The expected long term rates of return on the assets of the significant plans at 31 December 2001 were as follows:

	Europe %	US & Canada %	Latin America %
Equities	8.00 – 8.50	9.50	10.00
Bonds	5.00 – 5.75	6.25	6.00
Property	7.00	8.20	N/A
Cash	4.00	3.50	4.75
Other	5.75	N/A	N/A

The market values of the assets of the significant schemes at 31 December 2001 were as follows:

	Europe €000	US & Canada €000	Latin America €000	Total €000
Equities	334,500	92,333	15,626	442,459
Bonds	192,824	40,672	13,893	247,389
Property	27,500	8,739	–	36,239
Cash	21,100	388	629	22,117
Other	16,876	–	–	16,876
Total market value	592,800	141,132	30,148	765,080
Present value of scheme liabilities	605,106	173,283	24,611	803,000
Surplus / (deficit) in the plans	(12,306)	(31,151)	5,537	(37,920)
Deferred tax asset / (liability)	6,989	11,041	(1,827)	16,203
Net pension asset / (liability)	€(5,317)	€(20,110)	€3,710	€(21,717)

If FRS 17 had been adopted in the financial statements, the Group shareholders' funds and profit and loss account at 31 December 2001 would be as follows:

	€000
Group shareholders' funds excluding net pension asset / (liability)	2,664,532
Net pension asset / (liability)	(21,717)
Group shareholders' funds	€2,642,815
Profit and loss account excluding net pension asset / (liability)	1,907,207
Net pension reserve	(21,717)
Profit and loss account	€1,885,490

30. Related Party Transactions

Transactions with associates are in the normal course of business. A significant level of these transactions are conducted with SSCC.

The transactions with associates during the year are summarised as follows:

	2001 €000	2000 €000
Sale of goods	102,069	84,023
Purchase of goods	280,911	279,616
Receiving of services	668	915
Rendering of services	2,023	1,905

A summary of the financial statements of SSCC is set out in Note 14.

31. Net Cashflow from Operating Activities

	2001 €000	2000 €000
Operating profit – continuing	333,909	341,580
Impairment of tangible fixed assets	13,751	–
Reorganisation and restructuring costs	1,175	–
Depreciation and depletion charge (net of government grants amortised)	227,061	219,530
Goodwill amortisation	8,820	5,734
Finance lease interest paid	1,728	2,454
(Decrease) / increase in deferred creditors	(1,814)	4,213
Decrease / (increase) in working capital (Note 32)	3,830	(85,705)
Currency adjustment	(3,518)	(5,508)
	€584,942	€482,298

32. Movement in Working Capital

	Stocks €000	Debtors €000	Creditors+ €000	Total €000
31 December 2000	437,444	1,145,346	(1,090,097)	492,693
Acquisitions	254	1,066	(1,461)	(141)
Decrease in working capital	(21,457)	(74,968)	92,595	(3,830)
Currency adjustment	7,269	13,168	(3,553)	16,884
31 December 2001	**€423,510**	**€1,084,612**	**€(1,002,516)**	**€505,606**

+Amounts falling due within one year not including borrowing due within one year, corporation tax, dividends proposed and capitalised lease obligations.

33. Equity Dividends Paid	2001 €000	2000 €000
Dividends to Group shareholders	**€76,570**	€70,007

34. Sale of Fixed Assets	2001 €000	2000 €000
Tangible fixed assets	26,589	23,550
Financial assets	7,609	7,084
	€34,198	€30,634

35. Reconciliation of Net Cash Flow to Movement in Net Debt	2001 €000	2000 €000
(Decrease) / increase in cash	(8,918)	24,957
Decrease in term debt	120,636	11,029
Increase / (decrease) in liquid resources	2,970	(23,074)
Capital elements of finance leases repaid	9,407	10,380
Change in net debt resulting from cash flows	124,095	23,292
New finance leases	(7,537)	(713)
Loans and finance leases acquired with subsidiaries	(5,000)	(22,383)
Other non cash movements	(1,994)	(571)
Currency adjustment	(54,517)	(55,277)
Movement in net debt	55,047	(55,652)
Net debt at beginning of year	(1,192,210)	(1,136,558)
Net debt at end of year	**€(1,137,163)**	€(1,192,210)

36. Analysis of Net Debt	December 2000 €000	Cash Flow €000	Acquisitions and Disposals €000	Non Cash €000	Currency €000	December 2001 €000
Cash	79,932	6,131	–	–	1,693	87,756
Short term deposits and liquid resources	347,160	2,970	–	(410)	2,633	352,353
Cash and investments (Note 17)	427,092	9,101	–	(410)	4,326	440,109
Bank overdrafts and demand loans	(57,580)	(15,049)	–	–	(3,790)	(76,419)
Loans repayable within one year	(305,006)	162,612	–	(1,584)	(30,591)	(174,569)
Short term borrowing	(362,586)	147,563	–	(1,584)	(34,381)	(250,988)
Long and medium term borrowing	(1,231,744)	(41,976)	(5,000)	–	(23,967)	(1,302,687)
Net borrowing (Note 17)	(1,167,238)	114,688	(5,000)	(1,994)	(54,022)	(1,113,566)
Finance leases	(24,972)	9,407	–	(7,537)	(495)	(23,597)
Net debt	**€(1,192,210)**	**€124,095**	**€(5,000)**	**€(9,531)**	**€(54,517)**	**€(1,137,163)**

Cash comprises cash in hand and overnight deposits. The movement in liquid resources represents movement in all monetary assets (excluding cash, short term deposits and overnight borrowing) which are convertible into cash at, or close to, their carrying value in the balance sheet. These specifically comprise government gilts, commercial paper and deposits with maturities of less than one year when acquired.

37. Acquisitions and Disposals

	2001 €000	2000 €000
Net assets acquired (see below)	(4,042)	92,197
Reclassification from associates	–	(8,735)
Goodwill	19,573	53,976
	€15,531	€137,438
Satisfied by:		
Cash payments	15,531	137,438
Cash acquired	(1,834)	(815)
Bank overdrafts acquired	–	22,148
Deferred acquisition consideration	–	(54,773)
Net cash outflows	**€13,697**	€103,998

	2001 €000	2000 €000
Net assets acquired:		
Fixed assets:		
– Tangible assets	3,410	109,603
– Financial assets	–	131
Current assets:		
– Stocks	254	19,271
– Debtors	1,066	46,337
– Cash and investments held as current assets	1,834	(3,692)
Total assets	6,564	171,650
Creditors (amounts falling due within one year)	(1,468)	(82,120)
Creditors (amounts falling due after more than one year)	(22,441)	(18,546)
Provisions for liabilities and charges	(25)	(19,198)
Minority interests	13,328	40,411
Net assets acquired at fair value to the Group	**€(4,042)**	€92,197

In certain cases, in determining the fair value of the assets and liabilities acquired and the consideration, estimates are used. Any necessary adjustments are made in subsequent accounting periods.

38. Post Balance Sheet Events

On 29 January, 2002, the Group announced a conditional offer for the outstanding share capital of its Scandinavian associate, Munksjö AB. The acceptance period started 19 February, 2002 and ended 12 March, 2002. The offer values each Munksjö share at SEK 77, the equivalent of approximately €248 million, which will be financed from the Group's existing cash and credit facilities.

39. Comparative Figures

Certain figures for the prior year have been adjusted to conform with 2001 classifications and disclosure requirements.

The Group consolidated financial statements are prepared in accordance with accounting principles generally accepted in Ireland ('Irish GAAP'), which differ in certain respects from United States generally accepted accounting principles ('US GAAP'). The significant differences as they apply to the Group and the necessary adjustments are summarised below.

Goodwill
Irish GAAP, FRS 10 – Goodwill and Intangible Assets, requires goodwill arising on the acquisition of a subsidiary to be capitalised as an intangible fixed asset or, in the case of an associate, as part of the carrying value of the associate and amortised in the Group profit and loss account over its estimated useful life. This policy was adopted by the Group for all acquisitions after 1 January 1998. The amortisation period chosen by the Group generally does not exceed 20 to 30 years. Prior to 1 January 1998, goodwill arising on the acquisition of a subsidiary or associate was immediately written off against shareholders' equity. The Group has not reinstated goodwill previously written off to reserves, as this was not required under FRS 10. Goodwill written off to reserves is charged to the profit and loss account against proceeds from the sale of the relevant businesses when disposed of. Under US GAAP only the unamortised portion of this goodwill would be expensed against the proceeds from sale. The Group performs a periodic impairment review of goodwill capitalised and of goodwill previously written off against shareholders' equity. As a result of this review the Group is not aware of any impairment indicators. Under US GAAP, goodwill would be capitalised as an intangible fixed asset or, in the case of associates, as part of the carrying value of the associate and amortised against income over its estimated economic life, not exceeding 40 years. For the purposes of the reconciliation below, the Group has reviewed at each balance sheet date the carrying value and the remaining economic life of goodwill based on estimated undiscounted future cash flows from operating activities compared with the carrying value of goodwill.

Revaluation
The financial statements are prepared in accordance with the historical cost convention. Prior to 1 January 2000 the Group's policy was to periodically revalue certain properties. Under Irish GAAP, in accordance with the transitional arrangements in FRS 15, Tangible Fixed Assets, certain land and buildings continue to be included at their previously revalued amount. Under US GAAP, such revaluations would not be permitted and depreciation would be computed on the original historical cost. The effect of this difference on the charge for depreciation is not material.

Deferred taxation
In accordance with Irish GAAP, the Group provides for deferred taxation using the liability method only where it is probable that the taxation liability will crystallise within the foreseeable future. Under SFAS 109 – Accounting for Income Taxes, deferred taxation is computed using the liability method under which deferred taxation liabilities are fully provided and deferred taxation assets are recognised to the extent that their realisation is more likely than not. In addition, deferred taxation would also be provided under US GAAP on the difference between the accounting and taxation bases of assets and liabilities of subsidiaries acquired. For the purposes of the reconciliation below, the principles of SFAS 109 have been applied in all years presented. Deferred income taxes on the taxable US GAAP adjustments are included within the reconciliations.

Pension costs
Under Irish GAAP, pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP specifically requires the use of the Projected Unit Credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, adjusted to reflect any unrecognised obligations or assets, in determining the pension cost or credit for the period. In addition, under US GAAP, the assumptions used must be based on current market rates. For the purposes of the reconciliation below, the provisions of SFAS 87 – Employers' Accounting for Pensions have been adopted as of 1 February 1992 for the Group's principal plans. The Group did not implement SFAS 87 as of the effective date specified in the standard for foreign plans for fiscal years beginning after 15 December 1988, due to the unavailability of actuarial data. A portion of the transitional asset at that date has been allocated to shareholders' equity based on a ratio of 3/15 being the number of years elapsed between the effective date in SFAS 87 over the remaining service lives at 1 February 1992 of employees expected to receive benefits.

Dividends
Under Irish GAAP, final dividends are provided for in the year in respect of which they are recommended by the board of directors for approval by the shareholders. Under US GAAP, dividends are provided for when declared.

Exceptional and extraordinary items
Under Irish GAAP, profits and losses associated with early debt extinguishment are included in profit before taxation. These profits and losses would be treated as extraordinary items under US GAAP.

Investment in SSCC

Prior to December 1989, the Group held a 96.9% voting and a 77.8% residual equity interest in JSC. In December 1989, in a reorganisation of JSC, the Group sold 46.9% of its voting and 27.8% of its residual equity interests in JSC and recorded a gain on the sale. As JSC had a deficiency in shareholders' equity as a result of the reorganisation, the Group wrote off the balance of its original investment in JSC and made a provision of €250.8 million against the whole of its additional investment made as part of the reorganisation. Subsequent to December 1989, the Group accounted for its 50% interest in JSC under the equity method of accounting after restating the operating results of JSC to reflect Irish GAAP. Further, the Group recognised in income the face value amount of the paid-in-kind dividends received on the US$100 million of JSC preferred stock acquired by the Group in the reorganisation. Following the public offering by JSC in May 1994, the Group determined that the provision against the carrying value of its investment in JSC was no longer required and it was released to income as an exceptional item. Under Irish GAAP, the Group recognised a gain on the dilution of its interest in JSC following the public offering, which was credited to income as an exceptional item.

Because of differences between Irish and US GAAP in accounting for the Group's investment in JSC while it was a consolidated subsidiary (principally relating to deferred taxation and goodwill), the Group's investment in JSC at the time of the reorganisation, which was €368 million under Irish GAAP, would have been €392 million under US GAAP. In accounting for the reorganisation of JSC under US GAAP, the remaining investment in JSC would not have been written off as the investment would not have been considered impaired and the gain on sale of the portion of the Group's investment in JSC would have been reduced by the €250.8 million additional investment in JSC. Subsequent to December 1989, under US GAAP the Group would have accounted for the US GAAP earnings of JSC under the equity method of accounting, and the JSC paid–in–kind dividends on its preferred stock would have been recorded at their fair value, which has been deemed to be zero.

In November 1998, in a transaction accounted for as a purchase, JSC acquired Stone Container to form Smurfit–Stone Container Corporation ('SSCC'). Simultaneously, the Group, through a wholly owned subsidiary, purchased 20 million common shares of JSC from certain investors including The Morgan Stanley Leveraged Equity Fund II, L.P. at a price of US$25 per share. Following this investment, the Group owned approximately 33% of the shares of SSCC.

In May 2000, SSCC acquired St. Laurent Paperboard Inc., a Canadian containerboard and packaging products company in a deal which included the issuance of approximately 25.5 million new shares of common stock of SSCC. Following this transaction, the Group now owns approximately 29.4% of the shares of SSCC.

The reconciliation of net income below reflects the effects in each year presented of the differences between Irish GAAP and US GAAP of the Group's share of SSCC's results of operations. The reconciliation of shareholders' equity reflects the cumulative effects of the adjustments to income and the different basis of the Group's investment. As a result of the above transaction between JSC and Stone Container, the reconciliation of shareholders' equity includes an adjustment for the increase in the Group's investment in JSC. The increase in the Group's proportionate share of the combined entity's equity was taken to additional paid in capital as recommended by SAB 84 as, simultaneously with the transaction noted above, the Group purchased an additional 20 million common shares of JSC. A similar adjustment did not arise under Irish GAAP.

Hyper–inflationary economies

The Group accounts for the activities of its subsidiaries in Mexico, Colombia and Venezuela, which have high rates of inflation, using the US dollar as the functional currency.

Under US GAAP, for each of the years presented, Mexico would not be regarded as hyper-inflationary and the Mexican Peso would have been used as the functional currency. For each of the years ended 31 December 2000 and 2001, Colombia would not be regarded as hyper–inflationary and the Colombian Peso would have been used as the functional currency. For the year ended 31 December 1999, Colombia would be regarded as hyper–inflationary and the Group's reporting currency, the euro would be used as the functional currency rather than the US Dollar. Venezuela would be regarded as hyper–inflationary for all years presented and the euro would also be used as the functional currency. The application of US GAAP has no material effect on the reported net income of these subsidiaries.

Stock based employee compensation expense

The Company operates variable option plans. As the options do not vest until certain targets are achieved, the number of shares that may be acquired by employees is not fully determinable until after the date of grant. In accordance with Urgent Issues Task Force abstract 17 – Employee Share Schemes ('UITF 17'), under Irish GAAP the Group's employee options do not result in charges against income except to the extent that the market value of the shares at the date of grant exceeds the amount the employee must pay to exercise the option.

Under US GAAP, following the measurement principles of APB 25, Accounting for Stock Issued to Employees ('APB 25'), compensation expense would be accrued and booked to income over the vesting period. The vesting period commences when it becomes probable that the underlying targets attaching to the options will be achieved and the number of shares will be known and ends with the date when the granting of the shares is not contingent upon the performance of additional services or other conditions. Compensation expense would be booked on a period by period basis to reflect the difference between the price an employee must pay to acquire the shares underlying the option and the market price of the shares at the end of each accounting period until the final vesting date.

SFAS 123 – Accounting for Stock Based Compensation encourages, but does not require, compensation expense for employee stock options to be measured based on their fair value at the date of grant, determined using option valuation models. The Group has elected to continue to account for stock based employee compensation in accordance with APB 25 and related interpretations and to provide the proforma information required by SFAS 123.

Treasury stock

A subsidiary of the Group holds 25,000,000 ordinary shares in the Company which cost €64,280,000. Under Irish GAAP, the cost of own shares is deducted from retained earnings. Under US GAAP, the cost of treasury stock that has not been retired would be separately disclosed in the balance sheet as a deduction from shareholders' equity.

Debt instruments issue costs

Under Irish GAAP debt issue costs are deducted from the proceeds of the relevant debt instruments. Under US GAAP such costs would be shown as deferred charges in the balance sheet. In both cases the amount of such costs are expensed at a constant rate of interest on the outstanding balance of the debt.

Accounting for associates

Irish GAAP requires separate disclosure of operating earnings, net interest, exceptional items and the taxation charge arising in associates. Under US GAAP, earnings of associates net of taxation would be shown as a single line item in arriving at net income.

Financial instruments

The Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, on 1 January 2001. Under SFAS 133, all derivative instruments are recognised on the balance sheet at their fair values. Changes in fair value are either recognised periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative qualifies for hedge accounting in accordance with the requirements of SFAS 133, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair value of derivatives accounted for as fair value hedges are recorded in income along with the corresponding portions of the changes in the fair value of the hedged items, to the extent they are effective as hedges. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying or ineffective as hedges are reported in net income.

Impairment writedowns

Under Irish GAAP, impairment writedowns are included in accumulated depreciation. Under US GAAP they would be deducted from the cost of the assets identified as being impaired.

The following is a summary of the estimated significant adjustments to income and shareholders' equity, which would be required if US GAAP were to be applied instead of Irish GAAP:

Income	2001 €000	2000 €000	1999 €000
Net income reported in the consolidated statement of income	167,565	242,482	121,606
Adjustments:			
Goodwill amortisation	(12,328)	(12,177)	(12,177)
Pension costs	8,546	10,812	2,245
Share of earnings of associates – SSCC	(1,374)	(9,628)	(27,060)
Deferred taxation	(12,676)	7,053	43,284
Stock compensation expense	(5,277)	7,128	(11,166)
Financial instruments – fair value	12,522	–	–
Cumulative effect on prior years of adoption of SFAS 133	(5,057)	–	–
	(15,644)	3,188	(4,874)
Net income as adjusted to accord with US GAAP	**€151,921**	€245,670	€116,732
Arising from:			
Continuing operations	158,971	241,709	120,296
Income available to ordinary shareholders as adjusted to accord with US GAAP	158,971	241,709	120,296
Extraordinary items (net of tax: 2001: €1,329,000; 2000: €(280,000); 1999: €2,505,000)	(1,993)	3,961	(3,564)
Cumulative effect on prior year of change in accounting policy adoption of SFAS 133	(5,057)	–	–
Net income available to ordinary shareholders as adjusted to accord with US GAAP	**€151,921**	€245,670	€116,732
Earnings per share			
Per ordinary share – Basic			
Income before extraordinary items	14.7c	22.3c	11.1c
Extraordinary items	(0.2)c	0.4c	(0.3)c
Cumulative effect on prior year of change in accounting policy	(0.5)c	–	–
Net income	**14.0c**	22.7c	10.8c
Per ordinary share – Diluted			
Income before extraordinary items	14.5c	22.2c	11.1c
Extraordinary items	(0.2)c	0.4c	(0.3)c
Cumulative effect on prior year of change in accounting policy	(0.5)c	–	–
Net income	13.8c	22.6c	**10.8c**

The basic net income per American Depositary Share+ ('ADS') is 140c (2000: 227c; 1999: 108c).
The diluted net income per ADS is 138c (2000: 226c; 1999: 108c).

+ An American Depositary Share represents ten ordinary shares of 30c each.

Additional Information for US Investors

Other comprehensive income	2001 €000	2000 €000	1999 €000
Net income available to ordinary shareholders as adjusted to accord with US GAAP	151,921	245,670	116,732
Other comprehensive income/(loss):			
Financial instruments – fair value	4,138	–	–
Cumulative effect on prior years of adoption of SFAS 133	(3,361)	–	–
Foreign currency translation adjustments – hyper-inflationary economies	(4,724)	5,277	(6,578)
Unrealised foreign currency translation adjustments	64,386	72,460	154,641
Share of associate's other comprehensive income/(loss):			
Minimum pension liability adjustment	(33,174)	–	1,236
Deferred hedge loss	(3,613)	–	–
Unrealised losses and foreign currency translation adjustments	(1,642)	(2,552)	(2,473)
Comprehensive income	**€173,931**	**€320,855**	**€263,558**

Shareholders' equity	2001 €000	2000 €000
Shareholders' equity as reported in the consolidated balance sheet	2,664,532	2,505,175
Adjustments :		
Goodwill – Gross	493,119	497,750
– Aggregate amortisation	(95,609)	(83,281)
Hyper-inflationary economies – property, plant and equipment		
– Cost	(392,192)	(339,510)
– Aggregate depreciation	193,042	170,061
Hyper-inflationary economies – investments	(12,128)	(10,160)
Property revaluations		
– Cost	(10,579)	(10,579)
– Aggregate depreciation	2,611	2,400
Pension costs	67,270	41,329
Proposed dividends	50,575	48,113
Investment in SSCC	(200,909)	(151,998)
Deferred taxation	(110,312)	(89,489)
Financial instruments – fair value	16,660	–
Cumulative effect on prior years of adoption of SFAS 133	(8,418)	–
Minority share of US GAAP adjustments	28,185	27,715
	21,315	102,351
Shareholders' equity as adjusted to accord with US GAAP	**€2,685,847**	**€2,607,526**

Cumulative comprehensive income amounts	Currency Translation Adjustments €000	Financial Instruments Gains/(Losses) €000	Hyper-Inflationary Economies €000	Share of Associate's Other Comprehensive Income €000	Total €000
Balance at 31 December 1998	(29,513)	–	–	(359)	(29,872)
Movement in the year	154,641	–	(6,578)	(1,237)	146,826
Balance at 31 December 1999	125,128	–	(6,578)	(1,596)	116,954
Movement in the year	72,460	–	5,277	(2,552)	75,185
Balance at 31 December 2000	197,588	–	(1,301)	(4,148)	192,139
Cumulative effect on prior years of adoption of SFAS 133	–	(3,361)	–	–	(3,361)
Movement in the year	64,386	4,138	(4,724)	(38,429)	25,371
Balance at 31 December 2001	**€261,974**	**€777**	**€(6,025)**	**€(42,577)**	**€214,149**

Cash flows

The consolidated statement of cash flows prepared under Irish GAAP presents substantially the same information as that required under US GAAP by SFAS 95 – Statement of Cash Flows. This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash. Under US GAAP, cash would not include bank overdrafts. The movements on such bank overdrafts are required to be included in financing activities under SFAS 95. Under US GAAP, only short term investments with a maturity of three months or less at the date of acquisition are included in cash equivalents. Under Irish GAAP movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows; under Irish GAAP all interest is treated as part of returns on investments and servicing of finance.

Shareholder Information

Ordinary shareholdings

On 27 February 2002, the ordinary shares of the Company in issue were held as follows:

Number of shares	Number of Accounts	%
1 - 1,000	5,712	33.7
1,001 - 5,000	6,927	40.9
5,001 - 10,000	1,896	11.2
10,001 - 50,000	1,878	11.1
50,001 - 100,000	211	1.2
100,001 - 500,000	181	1.1
over 500,000	142	0.8
Total	16,947	100.0

CREST

Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic (uncertificated) form or in certificated form.

On 27 February 2002, a total of 866,476,725 shares (78% of the total in issue) in 2,159 accounts (13% of the total number of accounts) were held in uncertificated form in CREST compared with 243,858,842 shares in 14,788 accounts held in certificated form.

American Depositary Shares

The Company's ordinary shares are listed on the New York Stock Exchange, in the form of American Depositary Shares (ADSs) and trade under the symbol NYSE.JS. Each ADS represents 10 ordinary shares. Morgan Guaranty Trust Company of New York is the depositary bank for the Jefferson Smurfit ADS programme.

On 27 February 2002, 14,809,017 American Depositary Shares were in issue held by 143 holders representing 148,090,170 ordinary shares of the Company.

Substantial shareholdings

In addition to the holding of Dr. M.W.J. Smurfit (shown in the Directors' Report on page 25), the Company is aware that on 27 February 2002 the following also held in excess of 3% of the issued ordinary shares in the Company:

Wellington Management Co. LLP	87,433,577	7.9%
Bank of Ireland Asset Management Limited*	71,096,177	6.4%
The Capital Group Companies, Inc.	67,900,000	6.1%
Franklin Resources, Inc.	55,748,355	5.0%
MFS Investment Management		3%-5%

*This nominee shareholder has informed the Company that neither it nor any of the clients for whom it holds shares is the beneficial owner of more than 3% of the ordinary share capital of the Company.

The directors are not aware of any other beneficial holdings of 3% or more of the total voting equity of the Company.

Share listings

The Company's shares are listed on the following exchanges:

Exchange	City	Symbol
ISE	Dublin	SMFT.I
LSE	London	SMFT.L
NYSE	New York	NYSE.JS

Smurfit-Stone Container Corporation's shares are quoted on NASDAQ under the symbol SSCC.

Shareholder Information

Form 20-F

The Company is subject to the reporting requirements of the Securities and Exchange Commission ("SEC") in the United States, insofar as such requirements apply to foreign private issuers. Accordingly, the Company will be filing an Annual Report on Form 20-F with the SEC. This report will be available to shareholders when filed and copies will be supplied on application to the Secretary at the registered office or from the Company's US investor relations advisers, Taylor Rafferty Associates, at 205 Lexington Avenue, New York, NY 10016-6022, US. Telephone: 1 212 889 4350; Fax: 1 212 683 2614.

Financial Calendar	2002*
Ex-dividend date for final dividend	3 April
Record date for final dividend	5 April
AGM	26 April
Final dividend payment date	3 May
First quarter results announcement	9 May
Half-year results announcement	7 August
Ex-dividend date for interim dividend	4 September
Record date for interim dividend	6 September
Interim dividend payment date	4 October
Third quarter results announcement	5 November
2002 full year results announcement	February 2003

* Some dates are estimated and may be subject to change.

Payment of dividends

Dividends are customarily paid in euro. However, shareholders may avail of the facility to have their dividends paid in Sterling or US dollars.

Shareholders may also avail of the facility to have their dividends paid by electronic transfer, on the due payment date, directly to a designated bank account in Ireland or the UK. These shareholders will receive from the Company, at their registered address, a tax voucher giving details of the dividend paid and a lodgement advice showing details of the amount so credited.

Shareholders who wish to avail of any of these facilities should contact the Company's Registrar (see under useful addresses below).

Dividends for ADS holders are paid in US dollars and are mailed in the US by the depositary bank for the ADS programme.

Useful addresses

Registered and Head Office: Jefferson Smurfit Group plc, Beech Hill, Clonskeagh, Dublin 4, Ireland.
Telephone: (+353 1) 202 7000; Fax (+353 1) 269 4481.

Registrars: Enquiries concerning holdings of ordinary shares should be directed to the Registrars at Capita Corporate Registrars plc, P.O. Box 7117, Dublin 2, Ireland.
Telephone: (+353 1) 810 2400.

ADS Depositary Bank: Enquiries concerning holdings of American Depositary Shares should be directed to Morgan Guaranty Trust Company of New York, P.O. Box 8205, Boston, MA 02266-8205, US. Telephone: 1 800 428 4237.

Group Financial Record – €

	2001 €000	2000 €000	1999 €000	1998 €000	1997 €000
Summarised Balance Sheet					
Assets employed					
Fixed assets	3,988,386	3,891,120	3,593,132	3,325,974	2,804,821
Net current assets	534,879	395,614	306,043	906,460	1,026,816
Total net assets employed	4,523,265	4,286,734	3,899,175	4,232,434	3,831,637
Financed by					
Ordinary share capital and reserves	2,664,532	2,505,175	2,263,984	2,096,084	1,988,176
Preference capital	–	–	–	–	385
Minority interests	175,290	169,505	190,350	140,973	103,842
Government grants	12,290	9,960	10,022	10,468	11,871
Creditors due after one year and provisions for liabilities and charges	1,671,153	1,602,094	1,434,819	1,984,909	1,727,363
Total funds invested	4,523,265	4,286,734	3,899,175	4,232,434	3,831,637
Sales and Profits					
Turnover	4,511,650	4,565,244	3,688,595	3,666,850	3,264,324
Group operating profit	333,909	341,580	159,239	152,553	175,361
Share of associates' operating profit	242,212	403,934	222,285	134,599	122,783
Profit before taxation	325,004	442,299	263,312	217,151	190,687
Taxation	120,417	169,001	125,519	39,502	52,105
Profit after taxation	204,587	273,298	137,793	177,649	138,582
Dividends	79,021	75,204	109,116	65,720	22,634
Retained profits	88,544	167,278	12,490	104,845	110,814
Financial Ratios and Shareholder Statistics					
Net assets per ordinary share (€)	2.46	2.31	2.10	1.94	1.84
Net borrowing as % of Group shareholders' funds	42	47	49	47	33
Current assets: current liabilities	1.4	1.2	1.2	1.8	1.9
Operating profit as % of sales	7.4	7.5	4.3	4.2	5.4
Profit after taxation and minority interests as % of Group shareholders' funds	6.3	9.7	5.4	8.1	6.7
Earnings per ordinary share – cent	15.5	22.4	11.2	15.7	12.4
Dividends per ordinary share – cent	7.1	7.0	10.1	6.1	2.1
Number of ordinary shareholders	17,341	20,070	19,288	20,766	14,374
Number of ordinary shares in issue and ranking for dividend '000s	1,084,725	1,083,632	1,082,525	1,082,047	1,080,813
Share price – high €	2.55	3.35	3.00	3.52	3.05
Share price – low €	1.82	1.74	1.43	1.12	1.96
Price : net earnings ratio – high	16.5	15.0	26.7	22.2	24.4
Price : net earnings ratio – low	11.8	7.8	12.7	7.1	15.7

The above financial information and statistics have been prepared in accordance with Irish Generally Accepted Accounting Principles.

Notes:
The figures have been adjusted to include the share of associates' operating profit in accordance with FRS 9 – Associates and Joint Ventures.
The Group financial records on pages 76 and 77 do not constitute full accounts. Full accounts for all years have received unqualified audit reports. Full accounts for all years up to and including 31 December 2000 have been filed with the Registrar of Companies and full accounts to 31 December 2001 will be filed in due course.

Group Financial Record – US$

	2001 US$000	2000 US$000	1999 US$000	1998 US$000	1997 US$000
Summarised Balance Sheet*					
Assets employed					
Fixed assets	3,514,965	3,620,683	3,609,661	3,880,746	3,149,533
Net current assets	471,389	368,118	307,451	1,057,659	1,153,011
Total net assets employed	3,986,354	3,988,801	3,917,112	4,938,405	4,302,544
Financed by					
Ordinary share capital and reserves	2,348,252	2,331,063	2,274,398	2,445,710	2,232,523
Preference capital	–	–	–	–	432
Minority interests	154,483	157,724	191,226	164,488	116,604
Government grants	10,831	9,268	10,068	12,214	13,330
Creditors due after one year and provisions for liabilities and charges	1,472,788	1,490,746	1,441,420	2,315,993	1,939,655
Total funds invested	3,896,354	3,988,801	3,917,112	4,938,405	4,302,544
Sales and Profits +					
Turnover	4,038,391	4,220,882	3,937,944	4,116,039	3,902,826
Group operating profit	298,883	315,815	170,004	171,241	209,662
Share of associates' operating profit	216,805	373,465	237,311	151,087	146,800
Profit before taxation	290,912	408,936	281,112	243,752	227,985
Taxation	107,786	156,253	134,004	44,341	62,297
Profit after taxation	183,126	252,683	147,108	199,411	165,688
Dividends	70,732	69,531	116,492	73,771	27,062
Retained profits	79,256	154,660	13,334	117,689	132,489
Financial Statistics					
Earnings per ordinary share – cents +	13.8	20.7	12.0	17.7	14.9
Dividends per ordinary share – cents +	6.4	6.4	10.8	6.8	2.5
Assets per ordinary share – US$ *	2.17	2.15	2.11	2.26	2.07
Share price – high – US$ *	2.25	3.12	3.01	4.11	3.42
Share price – low – US$ *	1.60	1.62	1.44	1.31	2.20
* Translated at closing rate for year	0.8813	0.9305	1.0046	1.1668	1.1229
+ Translated at average rate for year	0.8951	0.9246	1.0676	1.1225	1.1956

The above financial information and statistics have been prepared in accordance with Irish Generally Accepted Accounting Principles. See notes on page 76.

Principal Subsidiaries
at 31 December 2001

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Cartón de Colombia, S.A. Apartado Aereo 219, Cali, Colombia	Manufacture of paperboard and packaging products	**Colombia**	70
Cartón de Venezuela, S.A. Apartado Aereo 609, Caracas, Venezuela	Manufacture of paperboard and packaging products	**Venezuela**	87
C.D. Haupt Papier-und Pappenfabrik GmbH & Co., K.G. Orpethaler Strasse 50, 34474 Diemelstadt–Wrexen, Germany	Holding company for operations which manufacture greyboard, paperboard and packaging products	**Germany**	100
Nettingsdorfer Papierfabrik AG & Co KG A–4054 Nettingsdorf–Fabrik, Austria	Manufacture of containerboard and holding company for Austrian and Italian operations which manufacture corrugated board.	**Austria**	100
Smurfit S.A. Paque Saenz Peña 308 – 8th floor, Buenos Aires, Argentina	Manufacture of paperboard and packaging products	**Argentina**	100
Smurfit Capital Funding plc Beech Hill, Clonskeagh, Dublin 4, Ireland	Finance company	**Ireland**	100
Smurfit Cartón y Papel de Mexico S.A. de C.V. Jaime Balmes, No. 11 Torre D, 7 Piso, Col. Los Morales Polanco 11510, Mexico D.F., Mexico	Manufacture of paperboard and packaging products	**Mexico**	100
Smurfit International B.V. Fred Roeskestraat 123, 1076 EE Amsterdam, The Netherlands	Principal international holding company	**The Netherlands**	100
Smurfit International France S.A. 2 rue Goethe, 75116 Paris, France	Holding company for French operations whose principal activites are the manufacture of paperboard and packaging products	**France**	100
Smurfit Investments U.K. Limited 2 The Beacons, Beaconsfield Road, Hatfield, Herts, AL10 8EQ, England	Holding company for UK operations whose principal activities are the manufacture of paperboard and packaging products	**England**	100
Smurfit Ireland Limited Beech Hill, Clonskeagh, Dublin 4, Ireland	Manufacture of paperboard and packaging products and printing.	**Ireland**	100

Principal Subsidiaries and Associates
at 31 December 2001

Subsidiaries	Principal Activities	Country of Incorporation	Holding %
Smurfit MBI 2070 Hadwen Road, Mississauga, Ontario, L5K 2C9, Canada	Manufacture of corrugated containers	**Canada**	50
Smurfit Nervion, S.A. B Arriandi s/n, 48215 Iurreta, Vizcaya, Spain	Manufacture of sack paper and holding company for Spanish, Portuguese and sack converting operations whose principal activities are the manufacture of paperboard, packaging and paper sack products	**Spain**	99
Smurfit Packaging Corporation 8182 Maryland Avenue, St. Louis, MO 63105, US	Manufacture of newsprint and printing and voting products	**United States**	100
Smurfit-SISA S.p.A. Strada Serravalle 30, 15067 Novi Ligure (AL), Italy	Manufacture of paperboard and packaging products	**Italy**	89

Associates	Principal Activities	Country of Incorporation	Holding %
Smurfit-Stone Container Corporation 150 North Michigan Avenue, Chicago, Illinois 60601-7568, US	Holding company of Jefferson Smurfit Corporation (U.S.) and Stone Container Corporation which manufacture paper and paperboard-based packaging	**United States**	29
Munksjö AB Box 624, S–551 18 Jönköping, Sweden	Holding company for operations in Sweden and other countries which manufacture paper-based packaging products	**Sweden**	33
Leefung-Asco Printers Limited 1001-3, 10th floor, Wing on House, 71 Des Voeux Road Central, Hong Kong	Holding company for printing and packaging operations in China	**Hong Kong**	25

Notes

1. The companies operate principally in their countries of incorporation.

2. A full list of subsidiaries and associates will be annexed to the Annual Return of the Company to be filed with the Irish Registrar of Companies.

Product and Grade Definitions

Containerboard	Containerboard is the generic term to describe certain grades of paperboard, mainly linerboard and medium, used principally for the production of corrugated sheet or board.
Linerboard	The grade of containerboard used for the flat inner and outer layers of corrugated sheet or board. There are two main types of linerboard: kraftliner and testliner. The word 'kraft' is the German word for 'strong'. Kraftliner is the strongest form of linerboard and is manufactured primarily from virgin fibre, which is wood fibre not previously used in paper. Testliner is linerboard made from recycled paper, often using 100% recycled material. White top linerboard, which provides an improved surface for printing, is produced by adding a layer of white fibre to one side during manufacture.
Medium	The grade of containerboard used for the wavy or fluted interior of corrugated sheet or board. Fluting refers to the wave shapes pressed into the medium by the corrugator and is categorised by the size of the wave. Like linerboard, medium can be made from virgin or recycled fibre.
Corrugated sheet or board	Corrugated sheet or board is made from several layers of containerboard laminated together. In its most common form, corrugated is made from two layers of linerboard and one layer of medium. The layers are combined on a corrugator, a machine that presses corrugations (fluting) into the medium and laminates a ply of linerboard to each side.
Corrugated container	A corrugated container is a packaging material constructed using corrugated board, which is cut, printed, folded and glued or stapled to form the corrugated box. It is one of the most efficient forms of packaging for distributing goods. Corrugated containers are designed to protect products during shipping but increasingly feature enhanced graphics that increase the market appeal of the contents of the box. Fluting provides vertical compression strength and can be of varying size. Flutes which are small are termed 'microflute' and allow enhanced structural and graphics capabilities for retail packaging. Containers manufactured from microflute combine the structural strength of corrugated containers and the graphic capability of a folding carton.
Old corrugated containers (OCC)	OCC is the term used for old corrugated containers that have been collected to be recycled and used in the manufacture of both linerboard and medium. OCC is one of the most extensively recycled products in the United States.
Paperboard	The generic term used to describe certain heavyweight grades of paper primarily used for packaging materials. It includes grades such as containerboard, boxboard, sack kraft paper and greyboard (primarily used for bookbinding, puzzles and stationery as well as for packaging) while excluding non-packaging papers such as printing & writing papers and newsprint.
Boxboard	A heavy grade of paperboard used principally in the production of folding cartons. Other uses include tubes and cores for the paper and textile industries. Boxboard is made by pressing layers of paper or paper pulp together to make a stiff board. Carton grades are lighter than the industrial grades used for tubes and cores. Carton grades may be based on recycled or virgin fibres and may be coated or uncoated while industrial grades are generally recycled and uncoated. Coating improves the surface for printing, facilitating the creation of an attractive point of sale container. Folding cartons are used to package a wide range of consumer products such as health and beauty products, dry cereals, soap powders and video games. Uncoated recycled boxboard is used in the production of spiral tubes and cores as well as box partitions.
Sack kraft paper	A grade of paperboard made predominantly from virgin fibre and used primarily to make paper sacks where strength is important. Multiwall sacks, made from several layers of kraft paper, are used in a wide range of industries including agriculture, food and cement. While the industrial products sector predominates, the use of sacks is growing in the retail or take-home sector where paper sacks provide a convenient means of carrying such goods as petfood and do-it-yourself products.

Design by williams and phoa
Produced by Smurfit Communications
Printed by Smurfit Web Press
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Jefferson Smurfit Group plc
Beech Hill, Clonskeagh,
Dublin 4, Ireland.
T 353 1 202 7000
F 353 1 269 4481
www.smurfit-group.com

JEFFERSON SMURFIT GROUP plc